Form 20-F
period 1997-06-30
FANTOM TECHNOLOGIES INC
filed 1997-12-22
CIK 864300

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 20-F


(Mark One)

    -- REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                          OR

    X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    --   EXCHANGE ACT OF 1934
         For the fiscal year ended June 30, 1997

                                          OR

    -- TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            Commission file number 0-26308

                               FANTOM TECHNOLOGIES INC.
-------------------------------------------------------------------------------
                (Exact name of Registrant as specified in its charter)

                                   Ontario, Canada
-------------------------------------------------------------------------------
                   (Jurisdiction of incorporation or organization)

                     1110 Hansler Road, Welland, Ontario L3B 5S1
-------------------------------------------------------------------------------
                       (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          COMMON SHARES, WITHOUT PAR VALUE
                          --------------------------------
                                   (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of the issuer's capital or common stock covered by this registration statement: 6,811,693 COMMON SHARES AS OF JUNE 30, 1997

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

X  Yes          No
--           --

Indicate by check mark which financial statement item registrant has elected to follow:

   Item 17   X  Item 18
--           --

                                  TABLE OF CONTENTS



         EXCHANGE RATES OF THE CANADIAN DOLLAR.............................   1

ITEM 1.  DESCRIPTION OF BUSINESS...........................................   2

ITEM 2.  DESCRIPTION OF PROPERTY...........................................  12

ITEM 3.  LEGAL PROCEEDINGS.................................................  12

ITEM 4.  CONTROL OF REGISTRANT.............................................  12

ITEM 5.  NATURE OF TRADING MARKET..........................................  14

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS..................................................  15

ITEM 7.  TAXATION..........................................................  16

ITEM 8.  SELECTED FINANCIAL DATA...........................................  17

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS...............................  20

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT..............................  28

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS............................  31

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....  37

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................  39

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED........................  39

ITEM 15. DEFAULTS UPON SENIOR SECURITIES...................................  39

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
         REGISTERED SECURITIES.............................................  39

ITEM 17. FINANCIAL STATEMENTS..............................................  39

ITEM 18. FINANCIAL STATEMENTS..............................................  39

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.................................  40

                        EXCHANGE RATES OF THE CANADIAN DOLLAR


    Fantom Technologies Inc. publishes its financial statements in Canadian dollars. Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On November 10, 1997, the noon buying rate (expressed in U.S. dollars) was Cdn. $1.00 = U.S.$0.7107.





                             Fiscal Year Ended June 30,
----------------------------------------------------------------------
                    1997      1996      1995      1994      1993
                           (prices given in U.S. dollars)

High                .7513     .7527     .7457     .7834     .8453
Low                 .7145     .7235     .7023     .7166     .7761
Average             .7308     .7349     .7259     .7436     .7986
Period End          .7241     .7322     .7279     .7233     .7798

                                        PART I


ITEM 1.   DESCRIPTION OF BUSINESS

                                     THE COMPANY

        Fantom Technologies Inc. (the "Company") was formed by articles of amalgamation on May 12, 1986 under the BUSINESS CORPORATIONS ACT (Ontario). The articles of the Company were amended on May 1, 1997 to change the Company's name from its former name of Iona Appliances Inc. The Company has one operating subsidiary, Fantom Technologies Direct, Inc., a wholly-owned subsidiary incorporated under the BUSINESS CORPORATIONS ACT (Ontario). The Company's registered and principal executive office is located at 1110 Hansler Road, Welland, Ontario, Canada, L3B 5S1.

     The Company's fiscal year ends on June 30 of each year.


                               BUSINESS OF THE COMPANY

PRODUCTS

        The Company's principal product line currently consists of its full-size, upright, dual-cyclonic vacuum cleaners. The Company also continues to sell stick vacuums and dual-cyclonic, carpet dry-cleaning machines; however, manufacturing of these products has recently been discontinued and the Company intends to discontinue their sale once existing inventory is depleted.

        STICK VACUUMS.   The Company, through predecessor companies, played an
important role in developing the lightweight stick vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. These products are sold under the IONA-Registered Trademark-, ELECTRIKBROOM-Registered Trademark- and SPEEDVAC-Registered Trademark-trademarks. With the development of the Company's dual-cyclonic products, coupled with increased competitive activity in the stick-vacuum segment, the stick vacuums have become increasingly less significant to the Company's operations, amounting to less than 2% of sales in the Company's fiscal year ended June 30, 1997.

        HAND-HELD VACUUMS. A corded hand-held vacuum was also marketed by the Company commencing in the mid 1980's. This product had a market share significantly less than that of the Company's stick vacuum line of products and the Company ceased the manufacturing of this product in March, 1996.

        DUAL-CYCLONIC PRODUCTS. Starting in 1986, the Company committed itself to developing new cleaning products based on patented, dual-cyclonic vacuuming technology. The Company believes that this technology is significant for two reasons: (a) it eliminates the use of filter bags; and (b) it provides constant peak cleaning power versus the declining cleaning power often experienced with conventional vacuums using filter bags.

        In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine. This product is currently sold under the CAPTURE-Registered Trademark- and FANTOM-Registered Trademark- trademarks. CAPTURE-Registered Trademark- is a registered trademark of Milliken Research Corporation and has been licensed to the Company for use with the dual-cyclonic carpet dry-cleaning machine. The Company also currently distributes certain CAPTURE-Registered Trademark- carpet cleaning products manufactured by Milliken & Company.

        In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM-Registered Trademark- vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum cleaner market.

        In January 1996, the Company commenced marketing a new model of the FANTOM-Registered Trademark- vacuum called the FANTOM-Registered Trademark-FURY-Registered Trademark- vacuum. This is a smaller, lighter version of the original FANTOM-Registered Trademark- vacuum and has a lower retail price point. In March 1996, the Company began shipping to the U.S. market a more powerful version of the original FANTOM-Registered Trademark- vacuum. This product is called the FANTOM-Registered Trademark- THUNDER-Registered Trademark- vacuum. The Company previously sold a similar version of the original FANTOM-Registered Trademark- vacuum to Sears, Roebuck and Co. under private label arrangements, and currently sells similar versions of the FANTOM-Registered Trademark-FURY-Registered Trademark- and FANTOM-Registered Trademark- THUNDER-Registered Trademark- models to Sears, Roebuck and Co. under private label arrangements.

        Included among the current features of household models of the FANTOM-Registered Trademark- FURY-Registered Trademark- and FANTOM-Registered Trademark- THUNDER-Registered Trademark- vacuums are the following: (a) a two-stage motor, 10-amps in the case of the FANTOM-Registered Trademark-FURY-Registered Trademark- vacuum and 12-amps in the case of the FANTOM-Registered Trademark- THUNDER-Registered Trademark- vacuum; (b) a handle which detaches and becomes a cleaning wand; (c) a 5:1 stretch, steel reinforced hose; (d) a HEPA filter; (e) a minimum of three on-board attachments, including a crevice tool, a dusting/upholstery brush and a floor nozzle; (f) twin headlights; (g) a quick release, see-through bin designed for convenient emptying; (h) a height adjustment dial; (i) a How-to-Use video; and (j) a two-year limited warranty.

        The HEPA filter is designed to clean the air exiting the vacuum and capture impurities such as bacteria, pollen, plant-spores, molds, yeast cells, dust mites and lung-damaging particles. The HEPA filter is made of 100% glass-microfiber media and manufactured to rigid specifications. Each filter is certified for efficiency by the manufacturer.

        Until the Fall of 1993, the main marketing effort behind the Company's CAPTURE-Registered Trademark- carpet dry-cleaning machine and household models of its FANTOM-Registered Trademark- vacuum was to sell them to retailers in the United States and Canada, which retailers typically had trained floor sales personnel to demonstrate the products to consumers or catalogs in which to present them. This effort was hampered by a marketplace which became increasingly competitive and which forced several retailers to reduce their trained floor sales personnel, a resource which the Company needed to demonstrate effectively the features and benefits of its products. In response, the Company developed a communications strategy for its FANTOM-Registered Trademark- vacuum aimed at significantly building consumer awareness and expanding retail distribution. This strategy utilizes infomercials, a television format which lends itself to demonstrating the features and benefits of the Company's products.

        In the Fall of 1993, the Company commenced airing a 30-minute, direct-response TV infomercial on U.S. television for its FANTOM-Registered Trademark-vacuum. No similar media was purchased in Canada due to regulatory restrictions on the airing of full-motion, long-form commercials. In February 1995, the Company commenced airing short-form (60 second and 120 second) direct-response TV spots in the U.S. to supplement its 30-minute infomercial. In February 1996, the Company commenced airing in the U.S. a new 30-minute TV infomercial for its FANTOM-Registered Trademark-FURY-Registered Trademark- vacuum and, in March 1996, new short-form (60 second and 120 second) TV spots for this product. In June 1996, the Company commenced airing in the U.S. short-form (60 second and 120 second) TV spots for its FANTOM-Registered Trademark- THUNDER-Registered Trademark- vacuum.
In March, 1996, the Company commenced airing in Canada the TV infomercial and short-form TV spots for its FANTOM-Registered Trademark-FURY-Registered Trademark- vacuum. This followed the easing of regulatory restrictions on the airing of full-motion, long-form commercials in Canada.

        Sales of dual-cyclonic products (including spare parts and accessories) through all channels of distribution totaled $147.6 million in the Company's fiscal year ended June 30, 1997, compared with $93.7 million in fiscal 1996 and $53.0 million in fiscal 1995 with over 98% of such sales being to customers in the United States in all three years. Direct-response television sales in fiscal 1997 were $23.0 million compared to $18.4 million in fiscal 1996 and $22.1 million in fiscal 1995. See "Management Discussion of Operating Results".

RAW MATERIALS AND SUPPLIERS

        The Company currently conducts product assembly operations at its Welland, Ontario facility. The Company relies on several different vendors to satisfy its plastic injection molding needs. With the exception of motors, the raw materials and components used by the Company in its manufacturing operations are readily available from a number of Canadian, United States and offshore suppliers. The Company is largely dependent on a single supplier, Ametek, Inc., for motors. The Company does not have any formal agreement with Ametek, Inc. regarding the Company's purchase of motors. The Company believes it has an excellent relationship with Ametek, Inc., and has not experienced any significant quality or supply problems during its relationship with Ametek, Inc. Nevertheless, the Company's inability to acquire the type and number of motors needed to satisfy demand for its products could have a material adverse effect on the Company's financial condition and results of operations. The Company has identified a second source for motors and intends to purchase some of its requirements for its next new product (the FANTOM-Registered Trademark-LIGHTNING-Registered Trademark- vacuum) from this source.

DUAL-CYCLONIC TECHNOLOGY

        The Company's upright vacuum cleaners and the Company's carpet dry-cleaning machine are based on patented dual-cyclonic technology and related know-how which the Company licenses from Prototypes Limited and Notetry Limited (collectively, the "Licensor") and is protected by several patents in the United States and Canada, including (without limitation) Canadian Patent Nos. 1,321,960, 1,238,869, 1,241,158 and 1,182,613, and
United States Patent Nos. 4,853,011, 4,826,515, 4,643,748, 5,558,697,
4,853,008 and 4,593,429. The dual-cyclonic technology involves two cyclones through which air whirls in sequence to separate dirt from the airstream instead of forcing it through a traditional filter bag. Large dirt particles are hurled to the edge of the outer cyclone and smaller dirt particles are hurled to the edge of the inner cyclone.

        The Company has entered into a series of technology transfer agreements with the Licensor pursuant to which the Company has the exclusive right (except for the Amway Corporation ("Amway") license discussed below) to sell upright vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States and Canada, and the non-exclusive right to sell upright dry-powder carpet shampooers utilizing the dual-cyclonic technology in the United States and Canada. In addition, in September of 1996 the Company entered into an agreement with the Licensor expanding the Company's rights in the United States and Canada to include the exclusive right to sell canister and back-pack vacuums utilizing the dual-cyclonic technology. The Company also has the non-exclusive right to manufacture upright, canister and back-pack vacuum-cleaning devices and upright dry-powder carpet shampooers utilizing the dual-cyclonic technology in the United States, Canada and other countries, not including Japan.

        The Company's right to continue using the dual-cyclonic technology is subject to the continued performance of its obligations under the various technology transfer agreements, which include an on-going obligation to pay royalties based upon a fixed percentage of sales of products utilizing the
dual-cyclonic technology.   In some instances, the Company must pay a minimum
annual royalty in order to preserve the exclusive or non-exclusive nature of its rights to use the dual-cyclonic technology. Other than the Company's obligation to make royalty payments and submit periodic reports to the Licensor substantiating the basis for such royalty payments, the Company has no other material on-going obligations under the technology transfer agreements. In the absence of the Company's bankruptcy or a default by the Company in the performance of its obligations under the technology transfer agreements, the licensing arrangements may not be terminated by the Licensor and continue in effect until the last of the patents covered by the agreements expires. The Company's obligations under the technology transfer agreements expire upon the expiration of the various agreements. The first to expire of the basic patents in the United States for the dual-cyclonic technology does not expire until June 10, 2003, assuming that all necessary renewal fees are paid and such patent is not invalidated by a court action prior to such time.

        The Company believes that the continued validity of the dual-cyclonic patents will allow the Company to protect effectively its right to use and exploit the dual-cyclonic technology in the United States and Canada. Most of the patents have been in existence for approximately ten years, during which time the Licensor and the Company have diligently protected their rights in and to the dual-cyclonic technology. As part of a comprehensive settlement with Amway in 1991 arising out of various legal proceedings relating to the dual-cyclonic technology, Amway was granted the perpetual right to manufacture and sell upright vacuum cleaners utilizing the dual-cyclonic technology in the United States and Canada for household use only. Amway has an on-going obligation to pay royalties on sales of dual-cyclonic products based upon a fixed percentage of Amway's regularly listed selling price to its distributors. Amway may market and sell dual-cyclonic products only through Amway's private-party distributors and direct-mail catalogs, but by no other means. Due to the significant limitations imposed on Amway's ability to market and sell products utilizing the dual-cyclonic technology, the Company does not believe that Amway's right to use the dual-cyclonic technology will have a material adverse effect on the Company's financial condition and results of operations. The Company believes that, to date, Amway's sales of dual-cyclonic upright vacuum cleaners in the United States have not constituted a significant percentage of the total upright vacuum cleaners sold in the United States.

        The loss of the Company's right to use and exploit the dual-cyclonic technology for vacuum cleaning devices would have a material adverse effect on the Company's financial condition and results of operations.

        Because of market recognition achieved by the dual-cyclonic technology, the Company expects competitors to develop cyclonic vacuum cleaners. In early 1997, a competitive vacuum incorporating a form of cyclonic action was launched in Europe and this product is currently being introduced in North America. The Company is uncertain what effect this competitive product, or other competitive cyclonic products which might be introduced in the future, will have on its sales and results of operations.

EMPLOYEES

        The Company had approximately 400 employees as of June 30, 1997. Of these employees, 80%, 11%, 6% and 2% were engaged in production, marketing/sales, administration and engineering, respectively. As of June 30, 1997, approximately 300 of the employees in the Company's manufacturing plant were unionized and were members of The United Steel Workers of America. The Company has an agreement with the United Steel Workers which expires March 31, 1999. The Company's relationship with the union has been good and uneventful, except for a week long strike in December 1993. The strike occurred after the union had rejected the Company's first contract offer.

CUSTOMER CONCENTRATION

        Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. In fiscal 1997, five customers accounted for 61% of the Company's revenue. In fiscal 1996, a different mix of five customers also accounted for 61% of the Company's revenue. One specific customer accounted for 29% and 33% of sales in fiscal 1997 and fiscal 1996, respectively.

        The Company is continuing to expand its retail distribution of the FANTOM-Registered Trademark- vacuum product line in the United States and Canada with the assistance of direct-response television commercials. While this expansion is intended to increase the number of retailers the Company sells to, it may not reduce the Company's dependence on a small number of retailers for a significant portion of its sales.

                                                                                              FISCAL YEAR ENDED JUNE 30
                                                                                ---------------------------------------------------
                                                                                   1997                 1996                1995
                                                                                -----------          ----------          ----------
                                                                                                    (in dollars)
TOTAL SALES                                                                     150,213,517          98,428,527          59,421,732

SALES BY METHOD OF DISTRIBUTION
     Total direct-response television sales                                      23,007,342          18,356,727          22,132,273
     Total sales to retailers and distributors                                  127,206,175          80,071,800          37,289,459

SALES BY TERRITORY

Canada          Total                                                             4,356,025           5,205,169           6,787,371
                Stick and hand-held products                                      2,538,979           4,692,200           6,447,382
                Dual-cyclonic products                                            1,817,046             512,969             326,265
                All other                                                                 -                   -              13,724
United States   Total                                                           145,857,492          93,223,358          52,634,361
                Stick and hand-held products                                              -              32,890                   -
                Dual-cyclonic products                                          145,857,492          93,190,468          52,633,035
                All other                                                                 -                   -               1,326

                                                                                              FISCAL YEAR ENDED JUNE 30
                                                                                ---------------------------------------------------
                                                                                   1997                 1996                1995
                                                                                -----------          ----------          ----------
                                                                                                    (in dollars)
SALES OF DUAL-CYCLONIC PRODUCTS

                Total                                                           147,674,538          93,703,437          52,959,300
                Fantom-Registered Trademark- vacuum                             146,664,274          92,116,168          52,237,251
                   Fantom-Registered Trademark- vacuum direct-response           23,007,342          18,356,729          22,132,273
                   Fantom-Registered Trademark- vacuum retail and distributors  123,656,932          73,759,439          30,104,978
                Capture-Registered Trademark- carpet shampooer                      610,077             791,087             666,502
                Other Capture-Registered Trademark- carpet cleaning products        400,187             796,182              55,547

SALES AND MARKETING

        The Company's main products are its FANTOM-Registered Trademark-vacuums and the Company sells the products in two ways: (a) to end-users through direct-response television; and (b) to various types of retailers, including mass merchants, catalog and catalog-showroom retailers, warehouse clubs, television shopping networks and independent vacuum dealers. The independent vacuum dealers also serve as product repair centers. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario plant to handle inquiries that FANTOM-Registered Trademark- owners and potential purchasers have about its products. The Company has been focusing on increasing distribution of its FANTOM-Registered Trademark- vacuums in self-service retail outlets, and has been relying on the consumer awareness generated by its direct-response television campaign, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

        The Company's FANTOM-Registered Trademark- vacuums are currently listed in the United States by prominent retailers including B. J. Wholesale Inc., Costco Wholesale Inc., Damark International Inc., Fingerhut Companies Inc., Fred

Meyer, Inc., Home Shopping Network Inc., JC Penney Company, Inc., Kmart Corporation, Kohl's Department Stores, Sears, Roebuck and Co., Service Merchandise Company, Inc., Shopko Stores Inc., Spiegel, Inc., Target Stores, The Caldor Corporation and Meijer Inc. They are also sold by several hundred independent vacuum dealers. In Canada, the FANTOM-Registered Trademark-vacuums are listed by Home Hardware Stores Ltd., T. Eaton Co. Ltd., The Shopping Channel, Kmart Canada Limited, Canadian Tire Corporation, Limited, Costco Wholesale Corporation and Zellers Inc.

        The Company's FANTOM-Registered Trademark- vacuum business is more developed in the United States than in Canada due mainly to the following:

     (a) the regulatory restrictions which existed on the airing of full-motion, long-form TV commercials in Canada until late 1994;

     (b) the regulatory restrictions which existed on live selling on TV shopping channels in Canada until early 1995; and

     (c) the lack of availability of attractively priced air time in Canada, at times of the day and on days of the week that have worked well for the Company in the U.S. market.

        During the past two years, the Company has begun developing a market for its FANTOM-Registered Trademark- vacuums in Canada and believes it is positioned to continue this growth.

NEW PRODUCT DEVELOPMENT

        The Company conducts on-going new product development activities through an engineering team which currently has a complement of 12 personnel.
 Capital expenditures for new products were $2.1 million in fiscal 1997, $3.4 million in fiscal 1996 and $1.4 million in fiscal 1995.

        The Company is currently preparing to introduce a major line extension to the FANTOM-Registered Trademark- vacuum line in the United States and Canada. This dual-cyclonic product will compete in the canister segment of the market and is called the FANTOM-Registered Trademark-LIGHTNING-Registered Trademark-vacuum. Shipments are expected to commence in the Fall of 1997.

        Included among the standard features of household models of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister will be the following: (a) a 6-foot, electrified hose and metal wand, which will attach to a powerhead that features a rotating brush for cleaning carpets; the rotating brush can be turned off for cleaning bare floors; (b) an electronic system in the powerhead that will turn the rotating brush off and prevent the drive belt from breaking, should the rotating brush become jammed; (c) a certified HEPA filter; (d) a retractable power cord; (e) three on-board attachments; (f) an ergonomically designed handle; (g) an easily released, see-through bin designed for convenient emptying; (h) a height adjustment dial; (i) a how-to-use video; and (j) a two-year limited warranty.

        Due to the uncertainties associated with a new product launch, the Company is not able to forecast sales of the FANTOM-Registered Trademark-LIGHTNING-Registered Trademark- vacuum with any reasonable degree of accuracy. It is also not possible to predict at this time to what extent, if any, sales of the other FANTOM-Registered Trademark- vacuums might be negatively affected by the introduction of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- vacuum.

        Capital expenditures for tooling and for an assembly line for the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- vacuum are estimated to be approximately $4.3 million. Marketing expenses for the production of an infomercial and for other launch materials are estimated at approximately $0.7 million. As of June 30, 1997, the Company had spent $2.1 million towards the completion of this project. The Company is planning to manufacture the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark-vacuum in its Welland, Ontario facility. The Company has been financing the capital expenditures and working capital requirements for this project from its line of credit with a Canadian chartered bank and from its cash on hand. The Company believes that its current borrowing limit of $17 million under its line of credit will be sufficient to provide for its cash requirements relating to the development of the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- product.

INDUSTRY OVERVIEW

        The electric floor-care industry is highly competitive and has several product segments including canister, upright and stick vacuums, hand-held vacuums, extractors and wet/dry vacuums. Products are sold in a variety of retail outlets, on a door-to-door basis and through television shopping networks and various direct-response formats.

        Industry shipments of full-sized vacuums (canister, upright and stick vacuums) within the United States in calendar 1996, as estimated by the Vacuum Cleaner Manufacturers Association, were 16.2 million units compared with 14.9 million units for 1995 and 14.1 million units for 1994. Shipments of upright vacuums in 1996 were 11.2 million units compared with 10.5 million units for 1995 and 9.9 million for 1994. The Canadian market is estimated by the Company to be less than 10% of the size of the U.S. market.

        The Company is aware of several major competitors in the United States and Canada including Bissell Inc.; The Hoover Company; Eureka

Company; Matsushita Appliance Corporation; and Royal Appliance Mfg. Co. Some of these competitors have recently introduced new products which are competing at similar price points with the Company's Fantom-Registered Trademark- Fury-Registered Trademark- and Fantom-Registered Trademark-Thunder-Registered Trademark-vacuums. One such competitive product, the introduction of which appears to have been heavily supported by media advertising, is based on bag technology. Another new competitive product incorporates a form of cyclonic filtering system. The Company is uncertain what effect these new competitive products, or future ones which could be introduced, will have on its sales and results of operations.

BUSINESS STRATEGIES

        During the next 12 months, the Company intends to focus on increasing its sales in the United States and Canada by employing the following strategies:

     (a) continuing to focus on expanding distribution and promotional activity for its existing models with retailers;

     (b) continuing to employ direct-response television, and to explore other direct-response formats, not only to generate direct sales but also to build broad-scale consumer awareness and demand for FANTOM-Registered Trademark- products at the retail level; and

     (c) introducing the FANTOM-Registered Trademark- LIGHTNING-Registered Trademark- canister vacuum.

        The Company intends to continue to focus on developing and introducing further new vacuum cleaning products in the upright, canister and back-pack categories utilizing its proprietary, dual-cyclonic technology. The development of these additional products is still in the preliminary stage. Accordingly, the impact on sales or results of operations, as well as capital requirements, have not yet been determined.

        The Company intends to market a range of dual-cyclonic vacuum cleaners under the FANTOM-Registered Trademark- brand name. The goal is to firmly establish a "FANTOM-Registered Trademark-" presence in the marketplace and in the minds of consumers, by offering a line of FANTOM-Registered Trademark-vacuums, and to make the FANTOM-Registered Trademark- brand name stand for a unique, superior, cleaning machine, not only in how it operates, i.e. its dual-cyclonic technology, but also in the benefits it offers consumers: no filter bags; a see-through collection bin; constant cleaning power; handle-to-hose cleaning wand for the upright models; and the HEPA filtration system.

        In the longer term, the Company believes it should seek new product lines which will allow it to capitalize on its expertise in manufacturing and marketing consumer, durable products. Although preliminary investigation of possible options has commenced, no decisions have been made about any specific opportunity.

ITEM 2.   DESCRIPTION OF PROPERTY

        The Company's manufacturing operations and administrative offices are located at a facility which it owns in Welland, Ontario, Canada. The facility is situated on approximately 53 acres of land, which is subject to a mortgage in favour of a Canadian chartered bank. The Welland, Ontario facility was constructed in 1973 and has approximately 78,000 square feet of production and warehousing space and 12,000 square feet of office space. All of the Company's continuing motorized products are currently made at this facility. The Company leases a small sales office in Toronto, Ontario which houses marketing and sales personnel. The lease on the Toronto sales office will expire in 1999.

        The Company provided additional space in 1996 for manufacturing its FANTOM-Registered Trademark- vacuums at its Welland plant by out-sourcing all of its finished goods warehousing. At the beginning of July 1996, the Company implemented the SAP enterprise-information-technology system (the "System") at a cost of approximately $1.2 million. The System has improved efficiencies of the Company's total operations. Also in 1996, the Company introduced kanbans to control better its inventory of raw materials. The Company believes its current production facilities as presently configured are suitable for an annual sales volume in excess of $250 million. Based upon annual capacity of $250 million and the Company's total sales of $150 million for the fiscal year ended June 30, 1997, the Company's production facilities were 60% utilized during such period.

ITEM 3.   LEGAL PROCEEDINGS

        The Company is not involved in any material pending legal proceeding, other than ordinary routine litigation incidental to the Company's business. The Company is not aware of any material proceedings currently being contemplated by governmental authorities.


ITEM 4.   CONTROL OF COMPANY

        As of October 15, 1997, there were 7,905,001 common shares ("Common Shares") and 994,810 series 1, class A preferred shares ("Series 1 Shares") of the Company issued and outstanding. Holders of Common Shares are entitled to vote on all matters requiring the vote or consent of the shareholders of the Company. The Series 1 Shares possess equal voting rights on a share-for-share basis with the Common Shares, except with respect to the election of directors in respect of which the holders of the Series 1 Shares possess the right, voting as a series, to elect two directors and no other voting rights for directors so long as there are no fewer than 615,000 Series 1 Shares outstanding. If at any time there are fewer than 615,000 Series 1 Shares outstanding, the holders of Series 1 Shares have the same right to vote for the election of directors as the holders of the Common Shares, the Series 1 Shares and the Common Shares being deemed to constitute one class of shares for such purpose. The Series 1 Shares are fully convertible into Common Shares on a share-for-share basis, subject to comprehensive anti-dilution protection for the holders of the Series 1 Shares.

        To the knowledge of the Company, the following table sets forth the names of shareholders owning of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares and Series 1, Class A preferred shares of the Company and the number of Common Shares and Series 1, Class A preferred shares owned directly and indirectly by the directors and officers of the Company as a group as at October 15, 1997:

                                                                   Percentage of
                                                                     Outstanding
                                                                       Common
                                  Percentage             Percentage    Shares
                                      of                     of         and
                       Common     Outstanding  Series 1  Outstanding  Series 1
                       Shares       Common      Shares    Series 1     Shares
     Name              Owned        Shares      Owned      Shares    Combined(1)
     ----              ------     -----------  --------  ----------- -----------
International
Network
Fund Limited
Partnership(2)(3)(4)  1,000,000(5)    12.7%    994,810       100%        22.4%

Directors and
Officers as a
group                 1,056,828       13.4%          0         0%        11.9%

NOTES:
-----

(1) Includes all Common Shares and Series 1 Shares owned by each person listed and by the directors and officers as a group as a percentage of the aggregate number of outstanding Common Shares and Series 1 Shares as of October 15, 1997.

(2)  All shares are held beneficially and of record, except as set out in Note
     5.

(3)  An investment fund managed by Advent International Corporation.

(4) After giving effect to the exercise of 1,000,000 Class C Special Warrants of International Network Fund Limited Partnership ("INF") (the "Special Warrants") issued on September 30, 1997, each exercisable into one Common Share of the Company, INF would not hold any Common Shares and it would hold 12.0% of the aggregate number of outstanding Common Shares and Series 1 Shares.

(5) INF has delivered all 1,000,000 of these Common Shares to CIBC Mellon Trust Company (the "Trustee") pursuant to the terms of a Class C Special Warrant Indenture (the "Special Warrant

     Indenture") dated as of September 30, 1997 between INF and the Trustee, to be held in the name of the Trustee for the benefit of the holders of the Special Warrants in accordance with the Special Warrant Indenture. Upon exercise of the Special Warrants, these 1,000,000 Common Shares will be transferred to the holders of the Special Warrants.

ITEM 5.   NATURE OF TRADING MARKET

        The Common Shares are listed and posted for trading on the Nasdaq Stock Market and on The Toronto Stock Exchange, the exclusive non-United States trading market for such securities. The Company's Common Shares commenced trading on the Nasdaq Small Cap Market on November 20, 1995 and on the Nasdaq National Market on March 18, 1996. The high and low sales prices for the Company's Common Shares on the Nasdaq Stock Market during each quarter of the 1997 fiscal year are as follows:

                                              HIGH                  LOW
                                              ----                  ---
           FISCAL YEAR ENDED
           JUNE 30, 1997
           -----------------
             Fourth Quarter                 US$10.625            US$8.250
             Third Quarter                   US$8.625            US$6.500
             Second Quarter                  US$9.125            US$6.750
             First Quarter                   US$7.938            US$5.375

           FISCAL YEAR ENDED
           JUNE 30, 1996
           -----------------
             Fourth Quarter                US$7 15/16            US$5 3/4
             Third Quarter                   US$6 1/4            US$4 3/4
             Second Quarter                  US$5 3/4            US$4 1/4

        The following table shows the high and low sales prices for the Company's Common Shares on The Toronto Stock Exchange during each quarter of the 1997 and 1996 fiscal years.

                                              HIGH                  LOW
                                              ----                  ---
           FISCAL YEAR ENDED
           JUNE 30, 1997
           -----------------
             Fourth Quarter                    $15.00              $11.75
             Third Quarter                     $11.90               $9.00
             Second Quarter                    $12.65               $9.20
             First Quarter                     $10.95               $7.00

           FISCAL YEAR ENDED
           JUNE 30, 1996
           -----------------
             Fourth Quarter                    $11.10               $7.50
             Third Quarter                      $8.30               $6.60
             Second Quarter                     $7.70               $4.75
             First Quarter                      $6.30               $4.05

        Based on information supplied to the Company by CIBC Mellon Trust Company, the Company's transfer agent, the Company estimates that on September 30, 1997, 12 persons who held 972,084 Common Shares were residents of the United States, representing approximately 13.1% of the outstanding Common Shares as of such date.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS

        There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Shares, other than withholding tax requirements. Any such remittances, however, are subject to withholding tax.

        There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Canada Act"). The following summarizes the principal features of the Investment Canada Act.

        The Investment Canada Act requires certain "non-Canadian" (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with the Director of Investments appointed under the Investment Canada Act. The Investment Canada Act requires that in certain cases an acquisition of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act.

        With respect to acquisitions of voting shares, only those acquisitions of voting shares of a corporation that constitute acquisitions of control of such corporation are reviewable under the Investment Canada Act. The Investment Canada Act provides detailed rules for the determination of whether control has been acquired, and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister. If the Minister does not ultimately approve a reviewable acquisition which has been completed, the non-Canadian person or entity may be required, among other things, to divest itself of control of the acquired Canadian business. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, a court order directing the disposition of assets or shares.

ITEM 7.   TAXATION

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder. In this summary, a "U.S. Holder" means a person who, for the purposes of the CANADA-UNITED STATES TAX CONVENTION (1980) (the "Convention"), is a resident of the United States and not of Canada and who, for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"), deals at arm's length with the Company, does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada and who holds his Common Shares as capital property. Generally, Common Shares will be considered to be capital property to a U.S. Holder provided the U.S. Holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules in the Canadian Tax Act.

        The summary is based upon the Convention, the current provisions of the Canadian Tax Act, the regulations thereunder, and proposed amendments to the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance, Canada prior to the date hereof. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder.

        U.S. Holders will be subject to a 15% withholding tax on the gross amount of dividends paid or deemed to be paid by the Company. In the case of a U.S. Holder that is a corporation which beneficially owns at least 10% of the voting stock of the Company, the applicable withholding tax rate on dividends is 5%.

        A purchase of Common Shares by the Company (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a holder of Common Shares for the purposes of computing the amount of his capital gain or loss arising on the disposition.

        A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition of Common Shares (including on a purchase by the Company) unless such shares constitute taxable Canadian property and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder unless, at any time during the five year period immediately preceding the disposition of the Common Shares, not less than 25% of the issued shares of any class or series of a class of the capital stock of the Company belonged to the U.S. Holder, to persons with whom the U.S. Holder did not deal at arm's length or to any combination thereof. In any event, under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares will generally not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

        Common Shares will constitute taxable Canadian property of a U.S. Holder that is a former Canadian resident who made an election under the Canadian Tax Act to be deemed not to dispose of such shares on the U.S. Holder's departure from Canada. Such U.S. Holders may not be eligible to claim the exemption provided in the Convention for gains realized on a disposition of Common Shares if they were resident in Canada at any time during the ten year period preceding the disposition.


ITEM 8.   SELECTED FINANCIAL DATA

        The following tables provide a summary of certain financial information for fiscal years 1993 through 1997. The selected financial data set forth below as of June 30, 1997, 1996, 1995, 1994 and 1993 have been derived from the Company's audited consolidated financial statements which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which are different in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See the reconciliation footnote set forth in Note 14 to the Consolidated Financial Statements appearing under
Item 19 hereof. The information presented should be read in conjunction with such Consolidated Financial

Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA (CANADIAN GAAP)

                                                                Fiscal Year Ended June 30
                                        ------------------------------------------------------------------------
                                             1997           1996           1995           1994           1993
                                        ------------    -----------    -----------    -----------    -----------
Sales and Other Income                  $150,213,517    $98,428,527    $59,421,732    $20,521,889    $17,547,983
Cost of Goods Sold                        96,246,860     66,586,407     37,604,534     14,167,856     13,571,341
                                        ------------    -----------    -----------    -----------    -----------
                                          53,966,657     31,842,120     21,817,198      6,354,033      3,976,642

Selling, General and
  Administrative Expenses                 41,999,459     25,409,225     18,269,770      9,465,086      4,597,522
Finance Charges                              464,595        718,045        523,632        515,086        261,134
                                        ------------    -----------    -----------    -----------    -----------
                                          42,464,054     26,127,270     18,793,402      9,980,172      4,858,656

Income Before Taxes                       11,502,603      5,714,850      3,023,796     (3,626,139)      (882,014)

Income Taxes                               4,142,000        504,200             --             --             --

Net Income (Loss)                         $7,360,603     $5,210,650     $3,023,796    ($3,626,139)     ($882,014)

Net Income (Loss)
per share                                      $0.88          $0.72          $0.48         ($0.72)        ($0.18)


RECONCILED CONSOLIDATED STATEMENT OF OPERATIONS DATA (U.S. GAAP) (1)

                                                       Fiscal Year Ended June 30
                                        ---------------------------------------------------------
                                             1997           1996           1995           1994
                                        ------------    -----------    -----------    -----------
Sales and Other Income                  $150,213,517    $98,428,527    $59,421,732    $20,521,889
Cost of Goods Sold                        96,333,860     65,991,946     37,083,256     13,586,786
                                        ------------    -----------    -----------    -----------
                                          53,879,657     32,436,581     22,338,476      6,935,103

Selling, General and
   Administrative Expenses                42,088,959     25,579,225     18,269,770      9,325,086
Finance Charges                              464,595        718,045        523,632        515,086
                                        ------------    -----------    -----------    -----------
                                          42,553,554     26,297,270     18,793,402      9,840,172

Income Before Taxes                       11,326,103      6,139,311      3,545,074     (2,905,069)

Income Taxes                               4,131,800        547,200             --             --

Net Income (Loss)                         $7,194,303     $5,592,111     $3,545,074    ($2,905,069)

Net Income (Loss) per share                    $0.85          $0.75          $0.52         ($0.90)


NOTE:
-----

(1) The financial information is stated here giving the effect of a reconciliation to U.S. GAAP from Canadian GAAP, which are the accounting principles under which the Company's primary financial statements are presented.

CONSOLIDATED BALANCE SHEET DATA (CANADIAN GAAP)

                                                                  Fiscal Year Ended June 30,
                                         -----------------------------------------------------------------------
                                             1997           1996           1995           1994           1993
                                         -----------    -----------    -----------    -----------    -----------
Total Assets                             $60,760,190    $42,666,839    $24,459,624    $12,026,300    $11,300,414

Total Current Assets                     $48,085,005    $34,858,913    $21,066,479     $9,005,628     $7,203,708

Long-term Debt                              $238,273       $378,710        $27,337        $57,675        $82,251

Shareholders' Equity                     $34,420,695    $19,959,472     $8,028,092     $3,285,875     $6,169,539

Cash Dividend per share                        $0.00          $0.00          $0.00          $0.00          $0.00

RECONCILED CONSOLIDATED BALANCE SHEET DATA (U.S. GAAP) (1)

                                                          Fiscal Year Ended June 30,
                                         --------------------------------------------------------
                                             1997           1996           1995           1994
                                         -----------    -----------    -----------    -----------
Total Assets                             $61,700,744    $43,874,723    $24,319,445    $11,403,543

Long-term Debt                              $238,273       $378,710        $27,337        $57,675

Shareholders' Equity                     $34,908,849    $20,493,956     $8,011,111     $2,747,616

Cash Dividend per share                        $0.00          $0.00          $0.00          $0.00


NOTE:
-----

(1) The financial information is stated here giving the effect of a reconciliation to U. S. GAAP from Canadian GAAP, which are the accounting principles under which the Company's primary financial statements are presented.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

The following table summarizes the Company's results of operation for the 1997, 1996 and 1995 fiscal years:

                             Percentage of Sales                  % Change
                       ------------------------------      ---------------------
                       1997         1996         1995      1997-1996   1996-1995
                       ----         ----         ----      ---------   ---------
Sales and other
income                 100%         100%         100%          53%        66%
Gross profit            36%          32%          37%          69%        46%
Selling, general and
administrative
expenses                28%          26%          31%          65%        39%
Finance charges          0%           1%           1%         (35%)       37%
Tax provision            3%           1%           0%         721%        n/a
Net income               5%           5%           5%          41%        72%


     Note 14 of the Notes to the Company's Consolidated Financial Statements contains a discussion of the differences between Canadian GAAP and U.S. GAAP and the extent to which such differences impact the Company's financial statements. See Item 18 - Financial Statements.

FISCAL 1997 COMPARED WITH FISCAL 1996

        RESULTS OF OPERATIONS

        SALES.   The Company's sales in fiscal 1997 increased 53% from the
previous year to $150.2 million. Selling prices remained relatively unchanged from fiscal 1996 and therefore the increase in dollar sales was primarily attributable to increased unit volume. Shipments to the United States accounted for 97% of total revenue compared to 95% for fiscal 1996. Shipments of FANTOM-Registered Trademark- vacuums, including accessories, accounted for 98% of total revenue compared to 94% for the previous year.

        The distribution of revenue between the United States and Canada, by retailers (including distributors) and direct-response programs, was as follows:


     Revenue
     (Millions of Dollars)
                    United States             Canada                Total
                  ----------------       ---------------      ----------------
                   1997       1996       1997       1996      1997        1996
                  -----       ----       ----       ----      -----       ----
Retailers         123.6       74.8        3.6        5.2      127.2       80.1
Direct-response    22.3       18.4        0.7         -        23.0       18.4
                  -----       ----       ----       ----      -----       ----
Total             145.9       93.2        4.3        5.2      150.2       98.4
                  -----       ----       ----       ----      -----       ----
                  -----       ----       ----       ----      -----       ----

        Shipments to retailers in the United States in fiscal 1997 increased 65% from the previous year. The increase was due to two new FANTOM-Registered Trademark- models introduced in fiscal 1996 - the FANTOM-Registered Trademark-FURY-Registered Trademark- and FANTOM-Registered Trademark- THUNDER-Registered Trademark- vacuums being in the Company's line-up of products for all of fiscal 1997, as well as expanded listings, a greater number of promotional events, and the cumulative effect of the Company's direct-response advertising. Aggregate sales to the Company's five largest customers were $91.1 million in fiscal 1997 compared to $60.4 million in fiscal 1996.

        Shipments to retailers in Canada in fiscal 1997 declined 31% from the previous year to $3.6 million. Shipments of FANTOM-Registered Trademark-vacuums increased to $1.1 million from $0.2 million in the previous year, but this gain was offset by a decline in sales of stick vacuums.

        Direct-response sales of FANTOM-Registered Trademark- vacuums in fiscal 1997 increased 25% to $23.0 million, with 97% of these sales being in the United States compared to 100% in fiscal 1996. Media spending amounted to $11.3 million in fiscal 1997 compared to $6.7 million in the previous year and essentially all of the spending was for television time, utilizing 30-minute and 60- and 120-second formats.

          COST OF GOODS SOLD. The percentage of cost of goods sold as a function of sales was 64.1 % in fiscal 1997 compared to 67.6% for the previous year. The decrease, despite a higher portion of sales being to retailers rather than to end-users by direct-response television, was due to a wide range of cost reduction activities. These activities encompassed material price reductions from suppliers, productivity gains in assembly, and management of inventory and improvements in overall efficiencies assisted by both the use of kanbans for certain raw materials and the SAP enterprise-information-technology system.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, as a percentage of sales, increased to 28.0% in fiscal 1997 from 25.8% in fiscal 1996. Direct-response expenses associated with the purchase of media time and the mailing out of information kits increased to $12.5 million from $7.3 million in fiscal 1996. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $5.1 million from $3.6 million to support a significant increase in promotional events. Sales commissions increased to $1.7 million from $0.8 million. Expenses related to warranty activity and the refurbishing of returns increased to $3.7 million from $1.4 million in the previous year. Costs associated with insurance for receivables, bad debts and allowances for doubtful and unreconciled accounts increased to $2.6 million from $0.9 million.

        NET INCOME. The net income for fiscal 1997 was $7.4 million compared with $5.2 million for fiscal 1996. The improvement was due mainly to the large increase in sales and the reduction in cost of goods sold as a percentage of sales, partially offset by the increase in selling, general and administrative expenses as a percentage of sales and by tax provisions of $4.1 million compared with only $0.5 million in fiscal 1996.

        FINANCIAL CONDITION

        During fiscal 1997 there was a cash generation from operations of $5.4 million. Non-cash operating working capital increased by $4.5 million due mainly to increases in trade accounts receivable ($6.9 million), other receivables ($1.8 million) and inventory ($1.1 million) net of a decrease in prepaid expenses ($0.9 million), increases in payables and accruals ($2.3 million) and an increase in income taxes payable ($2.1 million). Items not requiring cash included depreciation of $1.0 million and a deferred tax provision of $1.5 million.

        Cash in the amount of $6.9 million was provided from equity infusions. On June 27, 1997 the Company completed a private placement of 500,000 Class A Special Warrants at $14.00 per special warrant for gross proceeds of $7.0 million. Costs of the Class A Special Warrant offering, including underwriters' fees, are anticipated to amount to $0.5 million. An additional $0.4 million of equity was provided from the exercise of stock options and broker compensation warrants.

        During fiscal 1997, the Company invested $5.9 million in capital expenditures. These expenditures were mainly for tooling and assembly equipment to support the increased demand for the Company's existing FANTOM-Registered Trademark- vacuums; to modernize assembly operations at the Company's Welland, Ontario plant; for tooling for the Company's new FANTOM-Registered Trademark-LIGHTNING-Registered Trademark- canister vacuum scheduled for launch in Fall 1997; and for software and hardware to support advances in information technology.

        The Company's net cash position as at June 30, 1997 was $4.7 million compared with a net loan payable of $1.6 million at June 30, 1996. Key ratio's improved from the previous year as follows:

      As of June 30                                1997      1996
      -------------                                ----      ----

      Current Assets to Current Liabilities        1.95      1.57
      Total Liabilities to Tangible Net Worth      0.77      1.14

        Effective September 30, 1996 the Company arranged a new credit facility with a Canadian chartered bank which currently allows the Company to borrow up to a maximum of $13.0 million for general operating requirements and a further $4.0 million for capital expenditures. Interest on the operating line is at the prime rate of the Canadian chartered bank; interest on the capital line is at prime plus 1/2%. There are no service or administrative fees. The availability on the operating loan is subject to a formula based upon trade-receivable and inventory levels. Both loans are secured by a general assignment of book debts, a general security agreement and a mortgage over the Company's assets. The facility was fully available but unused as at June 30, 1997. Prior to the current agreement becoming effective, the Company had a financing agreement with Commcorp Financial Services Inc. of Burlington, Ontario. The interest rate payable was the prime rate of a Canadian chartered bank plus 2%. During the term of the agreement there was also a service and administration fee payable, calculated as a percentage of sales. This fee for the period the agreement was in effect during fiscal 1997 was $0.3 million compared to $0.9 million for all of fiscal 1996.

        FISCAL 1996 COMPARED WITH FISCAL 1995

          RESULTS OF OPERATIONS

        SALES. The Company's sales in fiscal 1996 increased 66% from the previous year. Because no material price changes were implemented in 1996 the increase in revenue was primarily attributable to unit volume increases. Sales to the United States accounted for 95% of total revenue compared to 89% for the previous year. Shipments of FANTOM-Registered Trademark- vacuums accounted for 94% of revenue compared with 87% for fiscal 1995.

        In January 1996 the Company launched a new FANTOM-Registered Trademark-vacuum called the FANTOM-Registered Trademark- FURY-Registered Trademark-, a lighter version of the original FANTOM-Registered Trademark-vacuum. To support the launch, the Company produced a new 30-minute TV infomercial and two short-form TV spots (60 and 120 seconds) which commenced airing in February and March, 1996 respectively. Also in March, the Company began shipping to the U.S. market a more powerful version of the original FANTOM-Registered Trademark-vacuum called the FANTOM-Registered Trademark-THUNDER-Registered Trademark-vacuum.

The Company produced two short-form TV spots (60 and 120 seconds) for this product and they commenced airing in June 1996.

        Sales to retailers in fiscal 1996 increased 115% from the previous year to $80.1 million. Aggregate sales to two major United States retailers were $44.0 million compared with $18.8 million for the previous year. The increase resulted from the introduction of the two new FANTOM-Registered Trademark-models, from expanded listings and promotional activity, and from the cumulative effect of the Company's direct response television advertising.

        Direct-response sales were $18.4 million compared with $22.1 million for the previous year. Media spending was $6.7 million compared with $7.5 million for fiscal 1995. The decline in advertising was due in part to escalating media rates and less availability of attractive 30-minute time periods.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in fiscal 1996 increased 39% from the previous year but as a percentage of sales declined from 30.7% to 25.8%. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) with U.S. retailers increased from $0.7 million to $3.2 million to support the large increase in sales. Direct-response TV expenses totalled $10.9 million and included $6.7 million for media and $2.1 million for back-end costs associated with in-bound telemarketing, credit card fees, fulfillment and delivery. These compare with media spending and back-end costs of $7.5 million and $2.2 million respectively for fiscal 1995.

        COST OF GOODS SOLD. Cost of goods sold for the year ended June 30, 1996, as a percentage of sales, increased to 67.6% from 63.3% in the previous year. This percentage increase was due mainly to a greater portion of sales being to retailers rather than to end-users via direct-response television.

        NET INCOME. The net income for fiscal 1996 was $5.2 million compared with $3.0 million for 1995. The improvement was due mainly to the large increase in sales and the decrease in selling, general and administrative expenses as a percentage of sales. The net income achievement for fiscal 1996 includes tax provisions of $0.5 million compared with nil for 1995.

        FINANCIAL CONDITION

        During the year ended June 30, 1996 there was a cash generation from operations of $1.3 million. Non-cash operating working capital increased by $5.0 million due to increases in accounts receivable and inventory net of increases in accounts payable and accrued liabilities, and this was primarily due to the large increase in sales. Cash in the amount of $6.7 million was provided from equity infusions. On December 6, 1995 Fair Global International Ltd. of Hong Kong exercised warrants to purchase 100,000 Common Shares of the Company at a price of $2.50 per Common Share. On December 20, 1995 the Company received gross proceeds of $6.0 million (of which $3.0 million went into escrow) on the issue of 1,000,000 special warrants. The escrowed funds were released on March 29, 1996. Costs of the special warrant offering, net of estimated corporate income tax recoveries of $0.2 million, were $0.3 million. On February 5, 1996 B & H Electronics (HK) Ltd. of Hong Kong exercised warrants to purchase 200,000 Common Shares of the Company at a price of $2.50 per Common Share. On April 30, 1996 Newcrest Capital Inc. exercised compensation warrants to purchase 24,000 Common Shares of the Company at a price of $6.125 per Common Share. On May 6, 1996 Sprott Securities Limited exercised compensation warrants to purchase 2,400 Common Shares of the Company at a price of $6.125 per Common Share. An additional $0.1 million of equity was provided from the exercise of outside director and employee stock options.

        During fiscal 1996, the Company invested $5.3 million in capital expenditures. These expenditures were mainly for tooling and assembly equipment for the Company's FANTOM-Registered Trademark- FURY-Registered Trademark- vacuum cleaner, to modernize assembly operations at the Company's Welland plant and to install new information technology.

        The Company's net loan payable (loan payable less cash) as at June 30, 1996 was $1.6 million compared with $4.3 million at June 30, 1995. Key ratio's improved from the previous year as follows:

      As of June 30                                1996      1995
      -------------                                ----      ----

      Total Liabilities to Tangible Net Worth      1.14      2.18
      Current Assets to Current Liabilities        1.57      1.28

        Finance charges during fiscal 1996 increased to $0.7 million from $0.5 million in fiscal 1995. This resulted from the increased loan required to support the higher level of working capital. Service and administration fees paid to Commcorp Financial Services Inc. increased to $0.9 million from $0.7 million.

        IMPACT OF INFLATION AND CHANGING PRICES

        The Company has not experienced any net inflationary cost increases during the past three fiscal years. The Company has enjoyed a period of overall product cost reductions from fiscal 1995 to 1997 due primarily to the additional purchasing leverage associated with the Company's volume growth. Several individual cost components have increased thereby reducing the amount of the overall cost reduction, notably corrugated carton costs and the cost of the Company's labour agreements, however the overall impact on product costs for these items has been less than 2% of product costs.

        The cost of media time for the Company's infomercial has increased from fiscal 1995 to fiscal 1997 as the use of infomercals and the associated demand for air time has increased. Due to the various markets and seasonality associated with media time it is difficult to quantify the impact of this increased cost on the Company's net income.

        The Company's selling price structure has not changed significantly in the fiscal years from 1995 to 1997. Substantially all of the sales growth has been a function of unit volume increases.

        OUTLOOK

        The Company believes that its FANTOM-Registered Trademark- vacuum line is continuing to grow in popularity in the United States, and is beginning to grow in Canada as a result of the Company's advertising campaigns, broadened exposure among retailers and word-of-mouth endorsements by satisfied customers.

        The Company intends to focus on increasing its sales of
FANTOM-Registered Trademark- vacuums in the United States and Canada by:

     (a) continuing to focus on expanding distribution and promotional activity for its existing models with retailers;

     (b) continuing to employ direct-response television, and to explore other direct-response formats, not only to generate direct sales but also to build broad-scale consumer awareness and demand for FANTOM-Registered Trademark- products at the retail level; and

     (c) developing and introducing new vacuum-cleaning products utilizing the Company's proprietary, dual-cyclonic technology.

        The Company has various agreements with the licensor of its dual-cyclonic technology which provide the Company with the exclusive right (except for a special-purpose license to a direct-marketing company) to sell upright vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States and Canada, the exclusive right to sell canister and backpack products utilizing the technology in the United States and Canada, and the non-exclusive right to sell upright dry-powder carpet shampooers utilizing the technology in the United States and Canada. The first of the basic patents in the U.S. for the dual-cyclonic technology does not expire until June 2003.

        The Company plans to introduce the FANTOM-Registered Trademark-LIGHTNING-Registered Trademark- canister vacuum in Fall 1997. Due to the uncertainties associated with a new product launch, it is not possible to forecast sales of this product, or its effect or net income, with any reasonable degree of accuracy. Up-front spending for design and development, tooling, assembly equipment and the production of a new 30-minute TV infomercial and short-form (60- and 120-second) TV spots is expected to amount to approximately $5.0 million. Of this amount, $2.1 million was incurred in fiscal 1997. The Company plans to manufacture the FANTOM-Registered Trademark-LIGHTNING-Registered Trademark- product in its Welland, Ontario facility.

        The Company is pursuing the development of other new product concepts for vacuum cleaners based on its proprietary, dual-cyclonic technology; however, it is not possible at this early stage of the development process to forecast sales, impact on net income or capital requirements associated with these concepts. The Company is also exploring the possibility of acquiring other product lines, or technology which could lead to new products, which fit with its core competencies. The Company is not able at this time to estimate the costs or impact on its business of making such an acquisition.

        Given that the Company's sales occur mainly in the United States, but manufacturing takes place in Canada, the Company's results are sensitive to changes in the exchange rate between the Canadian and U.S. dollar. To help offset the effect of adverse currency fluctuation, the Company maintains a hedging program consisting mainly of the purchase of forward contracts to sell U.S. dollars. As of June 30, 1997 the Company held forward contracts to sell $37.5 million U.S. dollars, expiring at various dates through December, 1997 at an average price of $1.3679 Cdn. A protracted rise in the relative value of the Canadian dollar would have a negative effect on net income for the Company. Based on the Company's fiscal 1997 results, a rise in value of the Canadian dollar of 1 cent, without the protection of hedging, would adversely affect net income by approximately $0.7 million.

        The electric floor-care industry is highly competitive and includes, among others, the following major competitors: Bissell Inc.; Eureka Company; The Hoover Company; Matsushita Appliance Corporation; and Royal Appliance Mfg. Co. Some of these competitors have recently introduced new products which are competing at similar price points with the Company's Fantom-Registered Trademark- Fury-Registered Trademark- and Fantom-Registered Trademark-Thunder-Registered Trademark- vacuums. One such competitive product, the introduction of which appears to have been heavily supported by media advertising, is based on bag technology. Another new competitive product incorporates a form of cyclonic filtering system. The Company is uncertain what effect these new competitive products, or future ones which could be introduced, will have on its sales and results of operations.

        The Company believes it is positioned to realize further cost savings in manufacturing as a result of programs initiated in fiscal 1997 and new programs anticipated to be initiated in fiscal 1998. The savings are expected to occur mainly from material price reductions from suppliers, productivity gains in assembly, and efficiencies associated with increased levels of output.


ITEM 10.  DIRECTORS AND OFFICERS OF COMPANY

                                                     Executive
  Name and Municipality   Position(s) with the        Officer        Director
      of Residence             Company              Since(1)(2)     Since(1)(2)
-----------------------   --------------------      -----------     -----------
 Arthur H. Crockett           Director                   --            1984
 Toronto, Ontario (3)

 Maxwell Goldhar              Director                   --            1989
 Toronto, Ontario (3)

 Kenneth Kelman               Director and Chairman     1989           1984
 Toronto, Ontario             of the Board

 Rikki Meggeson               Director                   --            1989
 North York, Ontario(4)

 Allan D. Millman             Director,                 1984           1984
 Toronto, Ontario             President and
                              Chief Executive
                              Officer

 C. George Scala              Director                   --            1992
 Beverly,
 Massachusetts(3)

 Alan Steinert, Jr.           Director                   --            1990
 Cambridge,
 Massachusetts (3)

 Stephen J. Doorey            Vice-President,           1997            --
 Mississauga, Ontario         Finance and Chief
                              Financial Officer

 Alan C. Hussey               Vice President,           1995            --
 Welland, Ontario             Manufacturing

 Walter J. Palmer             Secretary                 1996            --
 Toronto, Ontario

 Joseph A. Shillington        Vice President,           1996            --
 Welland, Ontario             Information
                              Systems

 Paul F. Smith                Vice President,           1997
 Oakville, Ontario            Sales

 Norman V. Soler              Vice President,           1984            --
 Port Colborne, Ontario       Engineering

 Nick E. Varanakis            Vice President,           1989            --
 Sandy,Utah                   Sales - United
                              States

 Linda L. Watson              Vice President,           1995            --
 Mississauga, Ontario         Marketing

 Norman Wotherspoon           Treasurer                 1997            --
 St.Catharines, Ontario

NOTES:
------

(1) All directors are elected and serve until the next annual meeting of shareholders or until their successors are elected or appointed. All executive officers of the Company serve at the pleasure of the Company's board of directors.

(2) Each director/officer has served as a director/officer of the Company and its predecessor continuously since the year set out opposite his/her name.

(3)  Member of the Audit Committee.

(4)  Daughter of Kenneth Kelman.

THE BOARD OF DIRECTORS

        The mandate of the Board of Directors is to oversee the conduct of the Company's business. The Board has approved guidelines on corporate governance issues which set out the manner in which it will discharge its responsibilities in this regard, in some cases with the assistance of committees of the Board whose duties are described below.

        The Board is responsible for the overall strategic direction of the Company, and approves major new product development programmes and debt and equity financing.

        The objective of the Board of Directors is to maximize shareholder value in a manner which is consistent with good corporate citizenship, including fair treatment of the Company's employees, customers and suppliers. The Board expects management to perform in a manner consistent with achieving these objectives.

        The majority of the Company's directors are unrelated to the Company, in that they are independent of management and are free from any interest, business or other relationship (other than any arising from shareholding) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

BOARD COMMITTEES

        AUDIT COMMITTEE

        The mandate of the Audit Committee is to review the Company's audited annual financial statements and to report on such statements to the Board before the statements are approved by the Board. To fulfill this responsibility, the Committee meets with the Company's auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company's internal financial controls. The Audit Committee also recommends to the Board the auditors to be appointed as the Company's auditors at the annual meeting.

        COMPENSATION COMMITTEE

        The Compensation Committee reviews the Company's overall compensation philosophy, and corporate succession and development plans at the executive officer level. This Committee has been mandated to recommend to the Board the corporate objectives which the chief executive officer is responsible for meeting, to review the annual performance of the chief executive officer in light of these objectives, and to make recommendations to the Board with respect to the chief executive officer's remuneration.

        ENVIRONMENTAL COMMITTEE

        The Environmental Committee reviews the Company's policies and procedures relating to environmental matters, to determine whether they are adequate to ensure compliance with all relevant laws. This Committee receives reports from management with respect to compliance issues.

        NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

        The Nominating and Corporate Governance Committee is responsible for developing the Company's approach to governance issues, including recommending to the Board limits to management's responsibilities.

        The Nominating and Corporate Governance Committee's mandate also includes making recommendations with respect to the size and composition of the Board; recommending nominees to the Board and the amount and form of directors' remuneration; assisting in selecting a chair of the Board; and developing and implementing an orientation and education program for new recruits to the Board.

        In addition, the Nominating and Corporate Governance Committee has been mandated to develop a process for assessing the effectiveness of the Board as a whole and of committees of the Board, and for assessing the contribution of individual directors.

        If an individual director wishes to engage an outside adviser at the expense of the Company, in relation to a matter involving the Company, such engagement must be approved by the Nominating and Corporate Governance Committee.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's 1997 fiscal year to all directors and officers as a group for services in all capacities was approximately $1,635,000. The aggregate amount set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors or officers, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries was approximately $52,000.

        The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 1997, 1996 and 1995 (to the extent required to be disclosed by the regulation made under the Securities Act (Ontario)) in respect of each individual who was, at June 30, 1997, (a) the chief executive officer or (b) an executive officer who received compensation greater than $100,000 per annum (collectively with the chief executive officer, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

        The following table provides a summary of the compensation earned during the last three fiscal years for each of the Named Executive Officers.


                               Annual Compensation                         Long-Term Compensation
                               -------------------                    -------------------------------
                                                                             Awards           Payouts
                                                                      ---------------------   -------
                                                                    Securities   Restricted
                                                          Other        Under      Shares or                  All
                                                          Annual      Options/    Restricted                Other
                                                          Compen-      SARs        Share        LTIP       Compen-
 Name and Principal              Salary        Bonus      sation      Granted      Units      Payouts      sation
     Position(1)       Year        ($)         ($)         ($)          (#)        ($)  )       ($)         ($)
     --------          ----      -------      ------    ---------     --------   ----------   -------     --------
 Allan D. Millman      1997      235,000      88,125                  40,000                              12,925
 PRESIDENT AND         1996      195,000      68,250
 CHIEF EXECUTIVE       1995      144,193      50,000
 OFFICER

 Nick E. Varanakis     1997      138,889      54,495                  20,000                              7,735
 VICE PRESIDENT,       1996      115,864      40,754
 SALES (2)             1995      116,131      43,288


 Alan C. Hussey        1997      118,334      45,000                  30,000                              6,533
 VICE PRESIDENT,       1996      108,336      38,500
 MANUFACTURING (3)     1995       33,332


                                      Annual Compensation                 Long-Term Compensation
                                  ----------------------------       -------------------------------
                                                                            Awards           Payouts
                                                                     --------------------    -------
                                                                   Securities   Restricted
                                                         Other        Under     Shares or                  All
                                                        Annual      Options/    Restricted                Other
                                                        Compen-       SARs        Share       LTIP       Compen-
 Name and Principal              Salary       Bonus     sation       Granted      Units      Payouts      sation
     Position(1)       Year        ($)         ($)       ($)           (#)        ($)  )       ($)         ($)
     --------          ----      -------      ------    ------       -------     --------    -------     -------
 Norman V. Soler       1997      118,334      45,000                 20,000
 VICE PRESIDENT,       1996      110,000      38,500
 ENGINEERING           1995      104,778      42,000

 Linda L. Watson       1997      118,334      45,000                 30,000                               6,533
 VICE PRESIDENT,       1996      102,631      38,500
 MARKETING (4)         1995        7,692

NOTES:
------

(1)  Positions indicated are those as at June 30, 1997.

(2) The salary of this Named Executive Officer is expressed and paid in U.S. dollars. For purposes of the table, his salary was converted to Canadian dollars using the simple average of the closing exchange rate on the last day of each month during the relevant fiscal year.

(3) This Named Executive Officer was employed with the Company for only 4 months during the 1995 fiscal year.

(4) This Named Executive Officer was employed with the Company for only 1 month during the 1995 fiscal year.

PENSION PLAN TABLE

     Historically, the Company's Salaried Employees' Pension Plan (the "Pension Plan") was solely a defined benefit plan. Effective January 1, 1997, members of the Pension Plan were given the option to transfer the commuted value of their accrued benefits to a newly-created defined contribution portion of the Pension Plan and thereafter to participate in the defined contribution portion of the Pension Plan.

     The following table sets out the annual amount which would be payable from the defined benefit portion of the Pension Plan based on retirement at age 65, at various levels of remuneration and years of credited service to employees who did not elect to transfer to the defined contribution portion of the Pension Plan.

Remuneration                           Years of Service
------------                           ----------------
       ($)              5         10        15        20        25        30
     -------        -----     ------    ------    ------    ------    ------
     100,000        7,070     14,140    21,210    28,281    35,351    42,421

     125,000        8,611     17,222    25,833    34,444    43,056    51,667

     150,000        8,611     17,222    25,833    34,444    43,056    51,667

     175,000        8,611     17,222    25,833    34,444    43,056    51,667

     200,000        8,611     17,222    25,833    34,444    43,056    51,667

     225,000        8,611     17,222    25,833    34,444    43,056    51,667

     250,000        8,611     17,222    25,833    34,444    43,056    51,667

NOTES:
------

(1) The remuneration used to calculate defined benefits (for the defined benefit portion of the Pension Plan) for Named Executive Officers is their salary and includes sales incentives, commissions, bonuses, overtime pay, vacation pay and holiday pay.

(2) The credited years of service for Norman V. Soler, who is the only Named Executive Officer continuing to participate in the defined benefit portion of the Pension Plan, was 21.5 years as at June 30, 1997. The remaining Named Executive Officers participate in the defined contribution portion of the Pension Plan.

(3) Pensions paid under the Pension Plan are payable for the member's lifetime with the guarantee that the pension will be paid for at least five years. Company pensions are augmented by government pension benefits after age 65.

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED JUNE 30, 1997

        The following table sets out, for each of the Named Executive Officers, any options exercised during the year ended June 30, 1997 and the current value of any unexercised options at June 30, 1997.


                                                            Unexercised          Value of Unexercised
                                 Common Shares              Options at           in the money Options
                                 -------------              June 30, 1997        at June 30, 1997
                         Acquired on      Aggregate             (#)                 ($)
                         Exercise         Value Realized    Exercisable/         Exercisable/
Name                     (#)              $                 Unexercisable        Unexercisable
----                     -----------      --------------    -------------        -------------
Allan D. Millman              Nil              Nil          Nil/40,000           Nil/124,000
Nick E. Varanakis             Nil              Nil          Nil/20,000           Nil/77,000
Alan C. Hussey                Nil              Nil          10,000/20,000        107,500/77,000
Norman V. Soler               Nil              Nil          Nil/20,000           Nil/77,000
Linda L. Watson               Nil              Nil          10,000/20,000        107,500/77,000


TERMINATION OF EMPLOYMENT CONTRACTS

        The Company has entered into agreements with its Named Executive Officers pursuant to which the Company has agreed that in the event the employment of any of such officers is terminated following a change of control of the Company, the terminated officer will be entitled to receive a lump sum retiring allowance varying from one and one-half to two and one-half times the annual salary of the terminated officer and will also be entitled to continuation of normal employee benefits for an equivalent period.

COMPOSITION OF THE COMPENSATION COMMITTEE

        During the fiscal year ended June 30, 1997, the Compensation Committee of the Board consisted of Messrs. C. George Scala, Arthur H. Crockett, Maxwell Goldhar and Alan Steinert, Jr.

REPORT OF THE COMPENSATION COMMITTEE

        The Compensation Committee is mandated to ensure that the Company's compensation policies are adequate to attract and retain highly qualified and experienced executives.

        The Company's compensation policy for Named Executive Officers, including the chief executive officer, primarily emphasizes annual cash compensation. The Compensation Committee obtains survey data on executive compensation from independent professional compensation consultants which it reviews with a view to assessing the Company's salary ranges and to determining its policies on executive compensation. At present, the target level for executive salaries is the 75% quartile level of companies of comparable size (Canadian companies for Company executives based in Canada and United States companies for the Company executive based in the U.S.).

        The Company has an Executive Gain Sharing Plan which relates a portion of the total executive compensation to the Company's overall performance. Under this plan, each of the Named Executive Officers was entitled during the 1997 fiscal year to receive a bonus based on the amount by which the Company's actual pre-tax income exceeded a pre-established target level.

        During the Company's 1997 fiscal year, the Company granted options to purchase Common Shares pursuant to the Key Employees' Stock Option Plan of the Company (the "Employee Plan") to each of the Named Executive Officers. These options vest over a two year period from the date of grant and are exercisable at an option price which was equal to the fair market value of the Common Shares on the date of the grant of the options. These options provide the medium-term incentive component of the Named Executive Officers' remuneration. The amount of options already outstanding under the Employee Plan was taken into account at the time of each option grant.

        Presented by the Committee:

          C. George Scala
          Arthur H. Crockett
          Maxwell Goldhar
          Alan Steinert, Jr.

COMPENSATION OF DIRECTORS

        The Company does not pay any compensation to any of its Named Executive Officers who is a director for his services as a director. The Company pays each of its remaining directors who is not an employee of the Company a fixed sum of U.S. $10,000 per annum for his or her services as a director (except for the chairman of the board who is paid a fixed sum of U.S. $25,000 for his services in that capacity), U.S. $1,000 for each directors' meeting attended and U.S. $600 for each committee meeting attended (except for the chairman of each committee meeting who receives U.S. $1,000 per meeting).

        On January 9, 1997, each of the non-employee directors was granted an option to purchase 20,000 Common Shares at an exercise price of $9.30 per share, pursuant to the Company's Outside Director Share Option Plan. Each of these options vest as to 10,000 Common Shares on the first anniversary of their grant and as to the balance on the second anniversary of their grant.

SHARE PERFORMANCE GRAPH

          The following graph compares the total cumulative shareholder return over the last five years for $100 invested in Common Shares of the Company at June 30, 1992 with that of the total cumulative return of the TSE 300 Stock Index. As the Company has not paid dividends during this five-year period, the shareholders return for the Company does not assume reinvestment of dividends.

                                [GRAPH]


                      1993     1994      1995      1996          1997
TSE 300 INDEX         $117     $118      $132      $146          $ 187
FANTOM                $ 95     $235      $415      $900          $1465


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Under the existing policy of insurance, the Company is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers which are in excess of $25,000 deductible per occurrence, to a maximum of $40,000,000 in each policy year. The directors and officers of the Company are insured for losses arising from claims against them for certain of their acts, errors or omissions for which the Company does not indemnify them, to a maximum of $40,000,000 in each policy year. As at the date hereof all of the directors and officers of the Company and its subsidiaries are included as insureds under the policy. All premiums for the policy are paid by the Company. The annual premium paid for directors and officers liability insurance was $62,695 for fiscal 1997. The premiums for the insurance are not allocated between directors and officers as separate groups.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM COMPANY OR SUBSIDIARIES

        The following table describes options to acquire Common Shares of the Company outstanding as of October 15, 1997:


                                           NUMBER       EXERCISE
                                           UNDER          PRICE           EXPIRY
         RECIPIENT                         OPTION       PER SHARE          DATE
         ---------                         ------       ---------          ----
Outside Directors                           40,000        $5.00       October 30, 1998
Outside Directors                          120,000        $9.30       January 8, 2000
                                           -------
TOTAL FOR OUTSIDE DIRECTORS                160,000
                                           -------
                                           -------

Officers                                    20,000        $3.90        April 12, 2000
Officers                                    10,000        $8.50        April 10, 2001
Officers                                    50,000        $9.30       January 8, 2002
Officers                                   110,000       $12.30        April 16, 2002
Employees                                   20,000       $12.30        April 16, 2002
                                           -------
TOTAL FOR OFFICERS AND EMPLOYEES           210,000
                                           -------
                                           -------

Independent Consultant                      30,000        $7.00      December 19, 2000
Independent Consultant                      10,000        $7.75       January 8, 2001
Independent Consultant                      20,000       $12.30        April 16, 2002
                                           -------
TOTAL FOR INDEPENDENT CONSULTANTS           60,000
                                           -------
                                           -------


STOCK OPTION PLANS

        The Company has three existing stock option plans, two for employees and one for non-employee directors. The original plan for employees (the "Prior Plan") was implemented in 1986 and 130,000 Common Shares have been reserved for issuance thereunder to full-time employees of the Company. As of October 15, 1997, a total of 119,250 Common Shares had been acquired pursuant to options granted under the Prior Plan and no options remained outstanding. The Company has stated that no further options will be granted under the Prior Plan.

        As a result of the implementation by The Toronto Stock Exchange of new rules relating to stock option plans, the Company created a new key employee stock option plan (the "Current Plan") on October 20, 1994. An aggregate of 400,000 Common Shares has been reserved for issuance pursuant to the Current Plan. As of October 15, 1997, options had been granted with respect to 250,000 Common Shares and options remained outstanding in respect of an aggregate of 210,000 Common Shares.

        Under the Current Plan, the Company's Board of Directors may grant to full-time employees of the Company or its subsidiaries options to purchase such number of Common Shares as the Board in its discretion considers appropriate. The exercise price for the Common Shares covered by each option is determined by the Board of Directors, but must not be less than the fair market value of the Common Shares at the time of the grant of the option. Options granted under the Current Plan cannot have a term exceeding five years. Such options become exercisable as to 50% on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of the grant. Options granted under the Current Plan are non-assignable and expire on the earlier of (a) the last day of their original term and (b) the earliest of (i) the first anniversary of the optionee's retirement, (ii) 180 days after the optionee's death and (iii) 90 days after any other termination of the employee's employment with the Company.

        The Company also has a stock option plan (the "Outside Director Plan") which it introduced in September 1993 pursuant to which an aggregate of 340,000 Common Shares have been reserved for issuance to directors who are not full-time employees of the Company. The Outside Director Plan entitles each of the Company's outside directors upon his or her initial election to the Board, to an option to purchase 20,000 Common Shares (or such lesser number as is available for options under the Outside Director Plan at the time a new director first becomes a director) and additional options may be granted to outside directors under the Outside Director Plan. The option price is determined by the Board of Directors and must not be less than the greater of $1.10 per Common Share and the fair market value of the Common Shares on the date of grant. Options granted under the Outside Director Plan are fully vested no later than the second anniversary following the date of grant and must be exercised within three years from the date of grant. At October 15, 1997, options in respect of an aggregate of 300,000 Common Shares have been granted under the Outside Director Plan, of which options in respect of 140,000 Common Shares have been exercised.

        The Company has also reserved 60,000 Common Shares pursuant to outstanding options granted to independent consultants.

        The Board of Directors of the Company is entitled to amend both the Current Plan and the Outside Director Plan subject to the approval of The Toronto Stock Exchange, which approval would require shareholder approval in certain circumstances.

        The Company does not provide financial assistance to optionees to facilitate the purchase of Common Shares under any of its stock option plans.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Not Applicable


                                       PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not Applicable


                                       PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     None


                                       PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     Not Applicable


ITEM 18.  FINANCIAL STATEMENTS.

        The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP appears in Note 14 thereto.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements, financial statement schedules and related materials are filed as part of this annual report:
                                                                        Page No.
                                                                        --------
     (1)  Auditors' Report to the Directors                                47

     (2)  Consolidated Balance Sheets as at June 30, 1997 and 1996
          (audited)                                                        48

     (3)  Consolidated Statements of Income and Retained Earnings for the
          fiscal years ended June 30, 1997, 1996 and 1995 (audited)        49

     (4)  Consolidated Statements of Changes in Financial Position for the
          fiscal years ended June 30, 1997, 1996 and 1995 (audited)        50

     (5)  Notes to Consolidated Financial Statements                       51

      (6) Auditors' Report as to Financial Statement Schedule              70

      (7) Schedule II - Valuation and Qualifying Accounts                  71

(b)  The following exhibits are filed as part of this annual report:

     (1)  Articles of incorporation and by-laws.

          *(1.1) The Company's Articles of Incorporation (Amalgamation), including all amendments thereto

          *(1.2)    The Company's By-Laws, including all amendments thereto

     (2) Instruments defining the rights of holders of registered equity securities.

          *(2.1)    Employee Incentive Stock Option Plan

          **(2.2)   Outside Director Share Option Plan

          *(2.3)    Key Employees' Stock Option Plan

          *(2.4) Warrant for Purchase of Common Shares dated October 3, 1994 issued to B & H Electronics (HK) Ltd.

---------------------------------
* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.

          *(2.5) Warrant for Purchase of Common Shares dated October 3, 1994 issued to Fair Global International Ltd.

          *(2.6) Subscription Agreement dated September 8, 1994 between the Company and B & H Electronics (HK) Ltd.

          *(2.7) Amending Agreement dated September 22, 1994 between the Company and B & H Electronics (HK) Ltd.

           (2.8) Class A Special Warrant Indenture dated as of June 27, 1997 between the Company and The R-M Trust Company

           (2.9) Underwriting Agreement dated June 27, 1997 between the Company, International Network Fund Limited Partnership, Newcrest Capital Inc. and Sprott Securities Inc.

          (2.10) Underwriting Agreement dated September 30, 1997 between the Company, International Network Fund Limited Partnership, Newcrest Capital Inc. and Sprott Securities Inc.

     (3)  Contracts not made in the ordinary course of business.

          *(3.1)    Technology Transfer Agreement***

          *(3.2)    Technology Transfer Agreement***

          *(3.3)    U.S. Technology Transfer Agreement***

          *(3.4)    Umbrella Agreement***

         **(3.5) Agreement dated September 13, 1996 between Prototypes Limited, Notetry Limited and the Company***

          *(3.6) General Security Agreement dated October 8, 1993 between the Company and IMF

          *(3.7) Assignment made October 18, 1993 between Royal Bank of Canada, IMF and the Company with respect to General Security Agreement dated May 30, 1986 and Charge/Mortgage of Land (Debenture) dated July 16, 1990

          *(3.8) General Security Agreement dated May 30, 1986 between the Company and Royal Bank of Canada

-------------------
* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.
*** Filed pursuant to Rule 24b-2 under which the Company has requested Confidential Treatment of certain portions of this exhibit.

          *(3.9) Assignment of Mortgage registered October 21, 1993 as instrument no. 660959 by Royal Bank to IMF acknowledged by the Company

         *(3.10) Memorandum of Agreement of Sales, Assignment and Transfer of Book Debts, Accounts, etc. (Quebec) dated October 21, 1993 between the Company and IMF

         *(3.11) Moveable Hypothec dated December 15, 1994 granted by the Company in favour of IMF

         *(3.12)    General Security Agreement (United States) dated
                    December 8, 1993 between Fantom Technologies Direct, Inc. and IMF

         *(3.13) Guarantee Agreement made October 15, 1993 between the Company, International Network Fund Limited Partnership, RKK Holdings Inc. and Allan D. Millman

         *(3.14) General Security Agreement dated October 15, 1993 between the Company and International Network Fund Limited Partnership, RKK Holdings Inc. and Allan D. Millman

         *(3.15) Charge/Mortgage of Land registered October 21, 1993 as instrument no. 660956 between the Company and International Network Fund Limited Partnership, RKK Holdings Inc. and Allan D. Millman

         *(3.16) Amendment to Guarantee Agreement made February 28, 1994 between the Company, International Network Fund Limited Partnership, RKK Holdings Inc. and Allan D. Millman

         *(3.17) Mortgage Amending Agreement registered March 23, 1994 as instrument no 668362 with respect to Charge/Mortgage of Land registered October 21, 1993

         *(3.18) Loan and Receivables Service Agreement made as of September 30, 1993 between the Company and IMF

---------------------
* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.

         *(3.19) Amending Agreement: Loan and Receivables Service Agreement dated as of January 17, 1994 between IMF and the Company

         *(3.20) Amending Agreement: Loan and Receivables Service Agreement May 9, 1994 between IMF and the Company

         *(3.21) Third Amending Agreement: Loan and Receivables Service Agreement dated August 31, 1994 between IMF and the Company

         *(3.22) Assumption Agreement: Loan and Receivables Service Agreement dated November 8, 1993 between IMF and Fantom Technologies Direct, Inc. and acknowledged by the Company

         *(3.23) Fourth Amending Agreement: Loan and Receivables Servicing Agreement dated August 4, 1995 among IMF, the Company and Fantom Technologies Direct, Inc.

         *(3.24) Moveable Hypothec dated September 22, 1995 granted by the Company in favour of IMF

         *(3.25) Letter Agreement dated August 29, 1994 between the Company and B & H Electronics (HK) Ltd.

         *(3.26) General Security Agreement dated September 9, 1994 between the Company and B & H Electronics (HK) Ltd.

        **(3.27)    Release of Security dated September 30, 1996 by IMF

         *(3.28) Agreement dated April 14, 1988 between the Company and Allan D. Millman

         *(3.29) Agreement dated April 14, 1988 between the Company and William G. Birdsall

        **(3.30) Letter Agreement dated August 12, 1996 between the Company and William G. Birdsall

         *(3.31) Agreement dated April 14, 1988 between the Company and Dominic M. Lapenna

--------------------
* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.

         *(3.32) Agreement dated September 10, 1992 between the Company and Nick E. Varanakis

         *(3.33) Agreement dated April 14, 1988 between the Company and Norman V. Soler

        **(3.34) Commitment Letter from a Canadian chartered bank (the "Bank") to the Company dated May 22, 1996

        **(3.35) General Security Agreement dated September 27, 1996 made by Company in favour of the Bank

        **(3.36)    General Assignment of Book Debts, etc., dated
                    September 27, 1996 made by the Company in favour of the Bank

        **(3.37) Form 2 Charge/Mortgage of Land issued by the Company to the Bank with regard to the real property municipally known as 1110 Hansler Road, Welland, Ontario

        **(3.38) Notice of Intention to give Security under Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

        **(3.39) Agreement as to loans and advances and security therefor under Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

        **(3.40) Agreement re: operating credit line dated September 27, 1996 between the Bank and the Company

        **(3.41) Acceptance Agreement dated September 27, 1996 made by the Company in favour of the Bank

        **(3.42) Guarantee dated September 27, 1996 made by Fantom Technologies Direct, Inc. ("Fantom Direct") in favour of the Bank

        **(3.43) General Security Agreement dated September 27, 1996 made by Fantom Direct in favour of the Bank

        **(3.44)    General Assignment of Book Debts, etc. dated
                    September 27, 1996 made by Fantom Direct in favour of the Bank

----------------
* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.

        **(3.45) Agreement dated September 8, 1995 between the Company and Alan C. Hussey

        **(3.46) Agreement dated September 8, 1995 between the Company and Linda L. Watson

          (3.47)    Agreement dated May 8, 1997 between the Company and Joseph
                    A. Shillington

          (3.48)    Agreement dated May 20, 1997 between the Company and Paul
                    Smith

          (3.49) Agreement dated July 14, 1997 between the Company and Stephen Doorey

---------------------
**   Incorporated by reference to File No. 0-26308, Registration Statement on
Form 20-F dated November 14, 1996.

                                      SIGNATURES


     Pursuant to the Requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          FANTOM TECHNOLOGIES INC.
                                          (Company)





Dated:  November 13, 1997                 By:   "Allan D. Millman"
                                             ----------------------------------
                                              Name:     Allan D. Millman
                                              Title:    President and
                                                        Chief Executive Officer