Form 20-F
period 2000-06-30
FANTOM TECHNOLOGIES INC
filed 2000-12-29
CIK 864300

                                                                          Page 1
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

(Mark One)

      --   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      OR

      X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                           --   EXCHANGE ACT OF 1934
                    For the fiscal year ended June 30, 2000

                                      OR

    --   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                        Commission file number 0-26308

                           FANTOM TECHNOLOGIES INC.
           ---------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                Ontario, Canada
          ----------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                  1110 Hansler Road, Welland, Ontario L3B 5S1
          ----------------------------------------------------------
                   (Address of principal executive offices)

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

Indicate the number of outstanding shares of the issuer's classes of capital or common stock covered by this registration statement: 9,130,408 Common Shares as of June 30, 2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

X  Yes          No

Indicate by check mark which financial statement item registrant has elected to follow:

  Item 17 X Item 18

                               TABLE OF CONTENTS

Exchange Rates of the Canadian Dollar................................................    3

Item 1. Description of the Business..................................................    4

Item 2. Description of Property......................................................   14

Item 3. Legal Proceedings............................................................   14

Item 4. Control of Company...........................................................   14

Item 5. Nature of Trading Market.....................................................   15

Item 6. Exchange Controls and Other Limitations Affecting Security Holders...........   16

Item 7. Taxation.....................................................................   16

Item 8. Selected Financial Data......................................................   18

Item 9. Management's Discussion and Analysis of Financial Condition and Results of
        Operations...................................................................   19

Item 9A. Quantitative and Qualitative Disclosures About Market Risk..................   26

Item 10. Directors and Officers of the Company.......................................   28

Item 11. Compensation of Directors and Officers......................................   30

Item 12. Options to Purchase Securities from Company of Subsidiaries.................   32

Item 13. Interest of Management in Certain Transactions..............................   34

Item 14. Description of Securities to be Registered..................................   34

Item 15. Defaults Upon Senior Securities.............................................   34

Item 16. Changes in Securities and Changes in Security for Registered Securities.....   34

Item 17. Financial Statements........................................................   34

Item 18. Financial Statements........................................................   34

Item 19. Financial Statements and Exhibits...........................................   35

Signatures...........................................................................   37

          The historical financial statements of Fantom Technologies Inc. (the "Company") contained in this annual report are reported in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). To the extent applicable to the historical financial statements of the Company included elsewhere in the annual report, these principles conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in
Note 14 to the historical financial statements of the Company.

          All dollar amounts in this annual report are expressed in Canadian dollars, except where otherwise indicated. References to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to U.S. dollars.

                     EXCHANGE RATES OF THE CANADIAN DOLLAR

     The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the exchange rates on the last day of each month during such period, and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York as the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes (the "Noon Buying Rate").

                                     Fiscal Year Ended June 30
                ----------------------------------------------------------

                    2000        1999         1998         1997       1996
                   -----       -----        -----        -----      -----
High               .6988       .6921        .7320        .7513      .7527
Low                .6591       .6311        .6772        .7145      .7235
Average            .6788       .6622        .7054        .7308      .7349
Period End         .6754       .6835        .6808        .7241      .7322

On December 27, 2000, the Noon Buying Rate (expressed in U.S. dollars) was Cdn$1.00 = US$0.6619.

                                     PART I

Item 1. Description of the Business

The Company

     The Company was formed by articles of amalgamation on May 12, 1986 under the Business Corporations Act (Ontario). The articles of the Company were amended on May 1, 1997 to change the Company's name from its former name of Iona Appliances Inc. The Company has three operating subsidiaries: Fantom Technologies Direct, Inc., a wholly-owned subsidiary incorporated under the Business Corporations Act (Ontario); and Fantom Technologies U.S.A., Inc. and Fantom Technologies Intellectual Property, Inc., both wholly-owned subsidiaries incorporated under the General Corporation Law of the State of Delaware. The Company's registered and principal executive office is located at 1110 Hansler Road, Welland, Ontario, Canada, L3B 5S1.

     The Company's fiscal year ends on June 30 of each year.

Business of the Company

Products

     The Company's principal product line currently consists of its full-size, upright and canister dual-cyclonic vacuum cleaners.

     Stick Vacuums. The Company, through predecessor companies, played an important role in developing the lightweight stick-vacuum business in Canada, with its products being merchandised by several leading Canadian retailers. These products were sold under the IONA, ELECTRIKBROOM(R) and SPEEDVAC(R) trademarks. With the development of the Company's dual-cyclonic products, coupled with increased competitive activity in the stick-vacuum segment, stick vacuums became increasingly less significant to the Company's operations and the product line was discontinued.

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

     In 1988, the Company introduced its first dual-cyclonic product, a carpet dry-cleaning machine called CAPTURE(R). The manufacturing of this product line was discontinued in 1997 due to low sales.

     In 1991, the Company introduced its second dual-cyclonic product, an upright vacuum cleaner called the FANTOM(R) vacuum. This product gave the Company its first entry into the mainstream, full-size, vacuum-cleaner market.

     In January 1996, the Company commenced marketing a new upright model of the FANTOM(R) vacuum called the FANTOM(R) FURY(R) vacuum. This is a smaller, lighter version of the original FANTOM(R) vacuum and has a lower retail price point. In March 1996, the Company began shipping a more powerful version of the original FANTOM(R) vacuum. This product is called the FANTOM(R) THUNDER(R) vacuum.

     Included among the current features of household models of the FANTOM(R) FURY(R) and FANTOM(R) THUNDER(R) vacuums are the following: (a) a 12-amp rating;
(b) a handle which detaches and becomes a cleaning wand; (c) a 4:1 stretch, steel reinforced hose; (d) a HEPA filter certified by its manufacturer; (e) on-board attachments; (f) one or two headlights; (g) a quick release, see-through bin designed for convenient emptying; (h) a height adjustment dial; and (i) a two-year limited warranty.

     In the Fall of 1997, the Company introduced a major line extension to the FANTOM(R) vacuum line in the United States and Canada. This product is a dual-cyclonic canister vacuum and is called the FANTOM(R) LIGHTNING(R) vacuum. Included among the standard features of the FANTOM(R) LIGHTNING(R) canister are the following: (a) a unique STAIRHUGGER(R) feature which allows the machine to sit firmly on steps while the user vacuums stairs; (b) a 12-amp rating; (c) a 6-foot, electrified hose and metal wand, which attaches to a powerhead that features a rotating brush for cleaning carpets; the rotating brush can be turned off for cleaning bare floors; (d) an electronic system in the powerhead that turns the rotating brush off and prevents the drive belt from breaking, should the rotating brush become jammed; (e) a HEPA filter certified by its manufacturer; (f) a retractable power cord; (g) on-board attachments; (h) an ergonomically designed handle at the end of the metal wand; (i) an easily released, see-through bin designed for convenient emptying; (j) a height adjustment dial; (k) 360 swiveling hose attachments; and (l) a two-year limited warranty.

     In March 1999, the Company introduced a premium, dual-cyclonic upright, the FANTOM(R) CYCLONE XT(R) vacuum. This product, in addition to having the standard features found on the FANTOM(R) FURY(R) and FANTOM(R) THUNDER(R) uprights, incorporates two motors, one to rotate the brush and a second to create airflow. Importantly, the brush motor automatically shuts off when an object jams the brush, thus saving the belt from breaking; it also shuts off when the vacuum is in the upright position, thus saving wear and tear on the carpet as the user cleans with the wand. It has an improved air path, a more ergonomically positioned handle, a re-designed collection bin and a tool compartment at the top of the vacuum.

     The Company's most recent dual-cyclonic entry, the FANTOM(R) FURY(R) Limited Edition vacuum, was introduced in July 2000. This product is an updated version of the original FANTOM(R) FURY(R) vacuum and features new styling and a new above-floor cleaning system that incorporates a telescopic wand.

     Until the Fall of 1993, the main marketing effort behind the household models of the Company's dual-cyclonic products was to sell them to retailers in the United States and Canada, which retailers typically had trained floor sales personnel to demonstrate the products to consumers or catalogs in which to present them. This effort was hampered by a marketplace which became increasingly competitive and which forced several retailers to reduce their trained floor sales personnel, a resource which the Company needed to demonstrate effectively the features and benefits of its products. In response, the Company developed a communications strategy for its FANTOM(R) vacuum aimed at significantly building consumer awareness and expanding retail distribution. This strategy utilized infomercials, a television format which lends itself to demonstrating the features and benefits of the Company's products.

     In the Fall of 1993, the Company commenced airing a 30-minute, direct-response TV infomercial on U.S. television for its FANTOM(R) vacuum. No similar media was purchased in Canada due to regulatory restrictions on the airing of full-motion, long-form commercials. In February 1995, the Company commenced airing short-form (60 second and 120 second) direct-response TV spots in the U.S. to supplement its 30-minute infomercial. In February 1996, the Company commenced airing in the U.S. a new 30-minute TV infomercial for its FANTOM(R) FURY(R) vacuum and, in March 1996, new short-form (60 second and 120 second) TV spots for this product. In March 1996, the Company commenced airing in Canada the TV infomercial and short-form TV spots for its FANTOM(R) FURY(R) vacuum; this followed the easing of regulatory restrictions on the airing of full-motion, long-form commercials in Canada. Additional long-form (30-minute) and short-form (30-second, 60-second and 120-second) direct-response TV commercials were developed and aired in subsequent years in the United States and Canada for the various models of the Company's line of dual-cyclonic vacuums. While direct-response television advertising has remained an important component of the Company's promotional mix since the Fall of 1993, the Company has recently reduced advertising expenditures as part of its tactical plan to contend with lower margins and sales volumes resulting from heightened competition.

     Sales of dual-cyclonic products (including spare parts and accessories) through all channels of distribution amounted to $207.6 million in fiscal 2000 compared with $242.0 million in fiscal 1999 and $176.0 million in fiscal 1998, with over 87% of such sales being to customers in the United States in fiscal 2000 and over 90% in the previous two fiscal years. Direct-response television sales in fiscal 2000 were $9.7 million compared to $12.2 million in fiscal 1999 and $16.4 million in fiscal 1998. See Item 9, "Management Discussion and Analysis".

Raw Materials and Suppliers

     The Company currently conducts product assembly operations at its Welland, Ontario facility and at a facility in West Columbia, South Carolina, which commenced operations in June 1998. The Company relies on a number of different vendors to satisfy its plastic injection-molding needs. With the exception of motors, the raw materials and components used by the Company in its manufacturing operations are readily available from a number of Canadian, United States and offshore suppliers. The Company is dependent on two suppliers for its main suction motors. The Company does not have any formal agreement with either of such suppliers regarding the Company's purchase of motors. The Company believes it has an excellent relationship with both of such suppliers and has not experienced any significant quality or supply problems during its relationships with them. Nevertheless, the Company's inability to acquire the type and number of motors needed to satisfy demand for its products could have a material adverse effect on the Company's financial condition and results of operations.

Dual-Cyclonic Technology

     The Company's upright and canister vacuum cleaners are based on patented dual-cyclonic technology which the Company licenses from Prototypes Limited and Notetry Limited (collectively, the "Licensor") and is protected by several patents in the United States and Canada, including (without limitation) United States Patent Nos.: 4,593,429; 4,826,515; 4,853,008; 4,853,011; 5,078,761;
5,160,356; 5,558,697; 5,755,007; and D382,679; and Canadian Patent Nos.:
1,182,613; 1,241,158; 1,321,960; and 2,056,161.  The dual-cyclonic technology involves two cyclones, one inside the other, through which air whirls in sequence to separate dirt from the air stream instead of forcing it through a traditional filter bag. Larger dirt particles are separated from the air stream by being hurled to the edge of the outer cyclone and smaller dirt particles are separated from the air stream by being hurled to the edge of the inner cyclone.

     The Company has entered into a series of technology transfer agreements with the Licensor pursuant to which the Company has the exclusive right (except for the Amway Corporation ("Amway") license discussed below) to sell upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States and Canada. The Company also has the non-exclusive right to manufacture upright, canister and back-pack vacuum-cleaning devices utilizing the dual-cyclonic technology in the United States, Canada and other countries, not including Japan. The Company agreed in 1998 to the termination of its right to manufacture and sell upright dry-powder carpet shampooers utilizing the dual-cyclonic technology.

     The Company's right to continue using the dual-cyclonic technology is subject to the continued performance of its obligations under the various technology transfer agreements, which include an on-going obligation to pay royalties based upon a fixed percentage of sales of products utilizing the dual-cyclonic technology. The Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights to use the dual-cyclonic technology. Other than the Company's obligation to make royalty payments and submit periodic reports to the Licensor substantiating the basis for such royalty payments, the Company has no other material on-going obligations under the technology transfer agreements. In the absence of the Company's bankruptcy or a default by the Company in the performance of its obligations under the technology transfer agreements, the licensing arrangements may not be terminated by the Licensor and continue in effect until the last of the patents covered by the agreements expires. The Company's obligations under the technology-transfer agreements expire upon the expiration of the various agreements

     Many of the patents which the Company licenses have been in existence for over ten years, during which time the Licensor and the Company have diligently protected their rights in and to the dual-cyclonic technology. As part of a comprehensive settlement with Amway in 1991 arising out of various legal proceedings relating to the dual-cyclonic technology, Amway was granted the perpetual right to manufacture and sell upright vacuum cleaners utilizing the dual-cyclonic technology in the United States and Canada for household use only. Amway has an on-going obligation to pay royalties on sales of dual-cyclonic products based upon a fixed percentage of Amway's regularly listed selling price to its distributors. Amway may market and sell dual-cyclonic products only through Amway's private-party distributors and direct-mail catalogues, but by no other means. Due to the significant limitations imposed on Amway's ability to market and sell products utilizing the dual-cyclonic technology, the Company does not believe that Amway's right to use the dual-cyclonic technology will have a material adverse effect on the Company's financial condition and results of operations. The Company believes that, to date, Amway's sales of dual-cyclonic upright vacuum cleaners in each of the United States and Canada have not constituted a significant percentage of the total upright vacuum cleaners sold in either such country.

     The loss of the Company's right to use and exploit the dual-cyclonic technology for vacuum cleaning devices could have a material adverse effect on the Company's financial condition and results of operations.

     Because of market recognition achieved by the Company's cyclonic-bagless technology, most of the Company's competitors have now introduced new products which compete with the Company's products and utilize a form of cyclonic action. As a result of this competition, the Company is no longer able to distinguish its products to consumers to the same extent it could prior to the introduction of competing cyclonic-bagless products. This has had a material adverse effect on the Company's sales and net income.

     The patents which the Company licenses for use with its dual-cyclonic products have been issued to the Licensor over a number of years. The first to expire of the basic patents in the United States for the dual-cyclonic technology does not expire until June 10, 2003, assuming that all necessary renewal fees are paid and such patent is not invalidated by court action prior to such time. As the patents expire, the ability of competitors to develop products which are more functionally similar to the Company's dual-cyclonic products will be enhanced. The Company is uncertain what effect the expiry of the licensed patents will have on its future sales and net income.

Employees

     The Company had approximately 441 employees as of June 30, 2000. Of these employees, 72%, 17%, 10% and 1% were engaged in production, marketing/sales, administration and engineering, respectively. As of June 30, 2000, approximately 53% of the employees in the Company's Welland, Ontario manufacturing facility were unionized and were members of The United Steel Workers of America (the "Union"). The Company has an agreement with the Union which expires March 31, 2003. The Company's relationship with the union has been satisfactory and uneventful, except for a week-long strike in December 1993. The strike occurred after the Union had rejected the Company's first contract offer. Any significant labour disruption could have a material adverse effect on the Company's ability to manufacture products and accordingly could have a material adverse effect on its financial position and resources and a long-term material adverse effect on its sales.

Customer Concentration

     Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. In fiscal 2000, five customers accounted for 48.6% of the Company's revenue. In fiscal 1999, the same five customers accounted for 43.4% of the Company's revenue. One specific customer accounted for 16% and 23% of sales in fiscal 2000 and fiscal 1999, respectively.

Sales Data

                                                                               Fiscal Year Ended June 30
                                                                               -------------------------
                                                                           2000         1999          1998
                                                                       -----------   -----------   -----------
                                                                                     (in dollars)
Total sales                                                            207,646,115   242,045,457   177,585,454

Sales by method of distribution

                Via direct-response television and the Internet          9,670,209    12,249,642    16,441,591
                To retailers and distributors                          197,975,906   229,795,815   161,143,863

Sales by territory

Canada          Total                                                   25,753,313    22,830,933    12,178,219
                Dual-cyclonic and related products                      25,760,718    22,707,089    10,550,894
                All other                                                   (7,405)      123,844     1,627,325

United States   Total                                                  181,892,802   219,214,524   165,407,235
                Dual-cyclonic and related products                     181,892,802   219,214,524   165,407,235

Sales of dual-cyclonic and related products

                Total                                                  207,653,520   241,921,613   175,958,129
                Fantom(R) vacuums                                      207,621,420   241,489,013   175,681,451
                  Via direct-response television and the Internet        9,670,209    12,249,642    16,441,591
                  To retailers and distributors                        197,951,211   229,239,371   159,239,860
                Capture(R) carpet shampooer and related products            32,100       432,600       276,678

Sales and Marketing

     The Company's main products are its FANTOM(R) vacuums which the Company sells in two ways: (a) to various types of retailers, including mass merchants, catalog and catalog-showroom retailers, warehouse clubs, department stores, hardware stores, television shopping networks and independent vacuum dealers; and (b) to end-users through direct-response television and its Internet website. The independent vacuum dealers also serve as product repair centers. The Company uses a combination of its own sales personnel and manufacturers' representatives to call on accounts. It also has a small group of product trainers to instruct in-store sales personnel on the features and benefits of its products. In addition, the Company maintains a special toll-free call centre in its Welland, Ontario plant to handle inquiries that FANTOM owners and potential purchasers have about its products. The Company has been focusing on maintaining distribution and sell-through of its FANTOM(R) vacuums in retail outlets, and has been relying on the consumer awareness generated by its direct-response television advertising, exposure on television shopping networks, and trade promotions, to drive retail sales in these accounts.

     The Company's FANTOM(R) vacuums are currently listed in the United States by prominent retailers including Ames Department Stores, Inc.; Best Buy Co. Inc.; Consolidated Stores Corp.; Costco Wholesale Inc.; Fingerhut Companies Inc.; Fred Meyer, Inc.; Home Shopping Network Inc.; JC Penney Company, Inc.; Kmart Corporation; Kohl's Department Stores; Lowe's Companies, Inc.; Meijer, Inc.; Service Merchandise Company, Inc.; Shopko Stores Inc.; Spiegel, Inc.; Target Stores and Wal-Mart Stores, Inc. In Canada, the FANTOM(R) vacuums are listed by The Bay; Canadian Tire Corporation, Limited; Costco Canada Inc.; Costco Wholesale Corporation; Future Shop Ltd.; Home Hardware Stores Ltd.; The Shopping Channel; Wal-Mart Canada, Inc. and Zellers Inc. The Company's products are also sold by several hundred independent vacuum dealers across the United States and Canada.

     In addition to the above channels of distribution, during Fiscal 2000 the Company entered into transactions with a barter and media company. The transactions principally consisted of the sale of refurbished vacuum cleaners for a combination of cash and barter credits.

Research and Development

     The Company has entered into arrangements with Omachron Technologies, Inc. ("Omachron") covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The principal scientists of Omachron have been working together for almost two decades on a wide range of civilian and non-civilian projects, many of which have direct application to consumer products. The Company is combining its expertise in product design, engineering, manufacturing and marketing with Omachron's broad scientific knowledge for the purpose of developing innovative new products with ground-breaking technologies. Eighty-six patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron. Of these, twenty-five have been allowed by the United States patent office.

     Pursuant to the agreements entered into during the last three years, the Company has rights to certain proprietary technology on a worldwide basis and will be evaluating opportunities for marketing products and licensing technology and products internationally. The Company believes the technologies it is developing and acquiring are significant and that this could lead to substantial business growth. Due to the uncertainties associated with the development of the various technologies and the marketing of products that would incorporate them, the Company is unable to estimate with any reasonable degree of accuracy the impact on results of operations.

     Research and development spending in fiscal 2000 totaled $7.0 million, net of research and development tax credits of $0.5 million. Of the total spending, $2.7 million was capitalized, net of research and development tax credits of $0.1 million, and was mainly for various technologies that were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $2.1 million, net of research and development tax credits of $0.3 million, and consisted mainly of expenditures related to the Company's new microbiological water processor and "wireless" floor-care product. Amounts expensed were $2.2 million, net of $0.1 million of research and development tax credits, and were mainly for research and development staff and materials.

     The following chart details research and development spending for Fiscal 2000, 1999 and 1998 (in millions):


                                                             Fiscal Years ended June 30,
                                                   ----------------------------------------------
                                                           2000           1999          1998
                                                          -----          -----         -----
Capital spending - gross                                  $ 2.8          $ 3.1         $ 0.2
Research and development tax credits                       (0.1)             -             -
                                                          -----          -----         -----
Capital spending - net                                    $ 2.7          $ 3.1         $ 0.2

Additions to deferred costs - gross                       $ 2.4          $ 1.2         $ 0.9
Research and development tax credits                       (0.3)             -             -
                                                          -----          -----         -----
Additions to deferred costs - net                         $ 2.1          $ 1.2         $ 0.9

Research and development expense - gross                  $ 2.3          $ 2.0         $ 1.1
Research and development tax credits                       (0.1)          (0.6)            -
                                                          -----          -----         -----
Research and development expense - net                    $ 2.2          $ 1.4         $ 1.1

Total Research and development spending - gross           $ 7.5          $ 6.3         $ 2.2
Research and development tax credits                       (0.5)          (0.6)            -
                                                          -----          -----         -----
Total Research and development spending - net             $ 7.0          $ 5.7         $ 2.2

     The Company intends to spend significant amounts on research and development over at least the next three years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $20 million in any given year for tooling, manufacturing equipment and pre-launch marketing activities and materials. The Company has been financing the capital expenditures and working capital requirements for these projects from its line of credit with a Canadian chartered bank. The Company believes that its cash flow from operations together with its borrowing arrangements with a Canadian chartered bank will be sufficient to provide for its product development programs in the floor-care and water-treatment fields. The Company is also developing a new universal thermal energy cell and is uncertain as to what its capital requirements will be to commercialize this technology and whether it will be able to satisfy its financing requirements for commercialization from its current line of credit.

Counter-Top Microbiological Water Processor

     In early 2001, the Company plans to launch a counter-top, microbiological water-treatment appliance, the CALYPSO(R) Microbiological Water Processor, the first of a line of water-treatment products planned for the Company. The kitchen counter-top unit is designed to kill microorganisms such as Giardia, E. coli and Cryptosporidium, all of which can seriously affect the health of people who have weakened immune systems; to reduce heavy metals such as mercury and lead as well as oils, fats, grease, pesticides, herbicides, chlorine and other trace impurities; and to eliminate a wide range of volatile organic compounds like benzene, atrazine, trihalomethanes and 2,4-D. The product leaves in fluoride as well as minerals such as calcium, magnesium and potassium. It incorporates a computer-controlled monitoring system to check various aspects of its operation and to provide information to users regarding the status of the system.

     The Microbiological Water Processor utilizes ozone to kill micro-organisms as well as a custom-formulated carbon-block filter to remove many other contaminants. The Company's technological developments enable relatively strong concentrations of ozone to be produced in small, low-cost embodiments with small energy inputs.

     The Company plans to sell the water processor to many of the retailers that purchase its existing floor-care products and to build consumer awareness and demand at retail using direct-response television advertising, exposure on television shopping networks, and public-relations programs.

     In order to support certain performance claims the Company wishes to attach to the CALYPSO(R) product, such performance claims must be substantiated by independent testing. In addition, in order sell the CALYPSO(R) product in certain states in the United States, the Company must receive certification for the product from such states. Any delay in successfully completing independent testing or in obtaining certification from those states that require such certification will have an adverse effect on distribution and sales of the product.

     The Company expects that it can develop international licensing and joint-venture opportunities for the CALYPSO(R) product and ozone technology employed in such product. The Company recently signed a letter of intent with Matsushita Seiko Co., Ltd of Japan to license Matsushita Seiko to manufacture and market Fantom's CALYPSO(R) Microbiological Water Processor in the Far East and to utilize Fantom's ozone technology in humidifiers in the Far East. The license is subject to further evaluation of the CALYPSO(R) product and ozone technology by Matsushita Seiko and completion of a definitive agreement.

"Wireless" Vacuum Cleaner

     The Company plans to introduce a full-power "wireless" vacuum cleaner in mid-calendar 2001. This product is designed to provide performance similar to that of top-of-the-line corded vacuums, to operate for up to about an hour before its energy system needs to be regenerated, and to be quiet during use. The product is expected to compete in a retail price segment higher than that of the Company's dual-cyclonic vacuums.

Power-Control Technology

     The Company has developed power-control technology for use with its "wireless" vacuum and other household appliances. The power-control technology transfers energy in the form of a specially-tuned electronic signal, called a "pulse-train", that is neither alternating nor direct current. It is designed to reduce the power requirements of electromechanical systems as well as extend the output and reduce the recharging time of batteries. The Company believes that, over time, this might enable many cordless products to perform more equivalently to traditional plug-ins. The Company has acquired exclusive rights to the power-control technology for a range of consumer products and plans to incorporate the technology into its own product lines and to offer licenses to allow the technology to be used by other companies.

Universal Thermal Energy Cell

     The Company is developing a universal thermal energy cell that it believes employs several novel concepts that could enable it to operate efficiently as an electrical generator or as a heat pump. Potential applications span a broad spectrum of household products including small appliances such as vacuum cleaners, lawn mowers and leaf blowers. Additional uses may include portable power generators; portable light emitters; gas-fired furnaces; and air conditioning, refrigeration, freezing and cryo-cooling systems.

Industry Overview

     The electric floor-care industry is highly competitive and has several product segments including canisters, uprights, stick vacuums, hand-held vacuums, extractors and wet/dry vacuums. Products are sold in a variety of retail outlets, on a door-to-door basis and through television shopping networks and various direct-response formats.

     Industry shipments of full-size vacuums (canister, upright and stick vacuums) within the United States in calendar 1999, as estimated by the Vacuum Cleaner Manufacturers Association, were 18.0 million units compared with 16.3 million units for 1998 and 15.7 million units for 1997.

Shipments of upright vacuums in 1999 were 12.7 million units compared with 11.3 million units for 1998 and 10.8 million units for 1997. Shipments of canister vacuums in 1999 were 1.7 million units compared with 1.7 million units for 1998 and 1.6 million units for 1997. The Canadian market for full-size vacuums is estimated by the Vacuum Cleaner Manufacturers Association to be approximately 6% of the size of the U.S. market.

     The Company is aware of several major competitors in the United States and Canada, including Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Of these major competitors, Eureka Co., Hoover Company, Matsushita Electric Works, Ltd. and Royal Appliance Mfg. Co. all have forms of cyclonic-bagless vacuums that compete directly with the Company's line of dual-cyclonic vacuums. These companies, as well as others, are expected to introduce further new products that will compete with those of the Company. The introduction of competitive cyclonic-bagless products had a significant negative impact on sales of the Company's dual-cyclonic products during fiscal 2000. The Company is uncertain as to the extent of the negative impact these and other new products will have on its sales and net income in future periods.

Business Strategies

     During the next 12 months the Company intends to focus on:

(1) introducing enhancements to its existing product line including new models, aesthetics and features;

(2)       introducing a new "wireless" floor-care product;

(3)       introducing the new CALYPSO(R) Microbiological Water Processor;

(4) building awareness and demand for its existing products and new products by employing direct-response television advertising in long-form and short-form formats, by gaining exposure on television shopping networks, by securing trade promotions and by engaging in public-relations programs;

(5) further developing its universal thermal energy cell so that its performance characteristics can be assessed by third parties and its commercial viability evaluated;

(6)       pursuing international licensing and joint-venture opportunities; and

(7)       continuing to develop other new products.

Risk Factors and Cautionary Statements

     This Annual Information Form contains statements which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934, as amended. In addition, the Company and persons acting on its behalf from time to time make statements which contain such forward-looking statements. The Company cautions that all such forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, among others, the following:

     Dependence upon Suppliers. The Company's ability to manufacture products to meet customer demand is dependent upon the timely availability from suppliers of components and raw materials. In particular, the Company relies on only two suppliers of the main suction motors used in the manufacturing of its products. While the Company believes it has excellent relationships with both suppliers and has not experienced any significant quality or supply problems during such relationships, the Company does not have any formal agreement with either supplier regarding the Company's purchase of motors. The Company's inability to acquire the type and amount of motors needed to satisfy demand for its products could have a material adverse effect on the Company's ability to manufacture products and accordingly have a material adverse effect on its financial condition and results of operations.

     Dependence on Patents. The Company's current products are based on patented dual-cyclonic technology which the Company licenses from a third party and which is protected by several registered patents in the United States and Canada. The Company's right to continue to use the technology is dependent upon the Company meeting certain obligations under the various agreements with the third party licensor. The loss of the Company's right to use and exploit the dual-cyclonic technology could have a material adverse effect on the Company's financial condition and results of operations.

The Company's upcoming products, including the CALYPSO(TM) Microbiological Water Processor and "wireless" vacuum, are protected by proprietary technologies which the Company has acquired or exclusively licensed from a third party. The Company's ability to capitalize on these proprietary technologies depends on the extent to which patent protection can be obtained for them. In addition, the continued right to use the technologies requires the Company to meet certain obligations under its various agreements. The inability of the Company to obtain patent protection or the loss of the Company's right to use and exploit the various technologies could have a material adverse effect on the Company's financial condition and results of operations.

     Competition. The electric floor-care industry is highly competitive and the Company's competitors have introduced a number of new cyclonic-bagless products that compete directly with the Company's products. In the Company's fiscal 2000 year, this heightened competition caused the Company to reduce prices for its products and to experience a decline in sales. This had a significant negative impact on the Company's results of operations. The Company's future success will depend in large part upon its ability to assess the future market potential for products in a rapidly changing environment in order that its products continue to be in demand by consumers.

     Customer Concentration. Over the last few years, a small number of retailers have accounted for a significant portion of the Company's total sales. While the Company continues to have good relationships with such customers, there is no guarantee that these relationships will last or that it will be able to maintain listings for its products with such customers. The loss of listings with key customers could have a significant negative effect on the Company's sales and results of operations. In addition, a significant number of retailers in the North American retail industry have experienced financial difficulties during the last few years. In light of these difficulties and the Company's concentration of customers, the Company would be at risk if any major customer of the Company at any time became unable to pay its accounts receivable to the Company, to the extent such accounts receivable were not covered by insurance. Any such failure to pay could have both an immediate effect on the Company's financial position and resources and a long-term effect on its sales.

     New Technologies and Products. The development of new products, in particular products based upon new technologies which have not previously been incorporated into commercial products, is time-consuming and risky. Taking an invention or innovative concept from the theoretical stage through to a working model and then to a marketable product capable of being manufactured at a commercially viable price is often not possible and can regularly involve unanticipated costs and time delays. This process can be further complicated by the need to obtain any required regulatory approvals.

     The Company is highly dependent on a small number of scientists, and in particular one chief scientist, to direct research activities for the development of new technologies and product embodiments based on such technologies. The loss of availability of the chief scientist could have a material adverse effect on the Company's outlook and future results of operations.

     Impact of Exchange Rate Fluctuations. The Company publishes its financial statements in Canadian dollars, but is a U.S. dollar generator. Therefore, the level of the Canadian dollar relative to the U.S. dollar has a direct effect on its profitability. In order to protect its earnings against adverse movement in the exchange rate between Canadian and U.S. dollars, the Company has, since November 1995, entered into foreign exchange contracts to reduce the exposure resulting from a strengthening in the Canadian dollar relative to the U.S. dollar. Based on the Company's fiscal 2000 results, a rise in value of the Canadian dollar of one cent, without the protection of hedging, would materially adversely affect net income by approximately $0.4 million.

     Banking Covenants. The Company is currently in the process of renegotiating its banking arrangements and expects the new arrangements will provide appropriate levels of financing on acceptable terms and conditions. The loss of banking support could have an immediate adverse effect on the Company's financial position and outlook.


Item 2. Description of Property

     The Company's main manufacturing operations and administrative offices are located at a facility which it owns in Welland, Ontario, Canada. The facility is situated on approximately 53 acres of land, and is subject to a mortgage in favour of a Canadian chartered bank. The Welland, Ontario facility was constructed in 1973 and has approximately 79,000 square feet of factory space and 12,000 square feet of office space. In June 1998, the Company commenced manufacturing operations at a leased facility in West Columbia, South Carolina, which has approximately 35,000 square feet of factory space. The lease of the West Columbia facility was renewed in September 2000 for five years.

     All of the Company's appliances are currently made at its Welland, Ontario or West Columbia, South Carolina facilities. The Company believes these two current production facilities, as presently configured, are suitable for an annual sales volume in excess of $325 million. Based upon annual capacity of $325 million and the Company's total sales of $207 million for the fiscal year ended June 30, 2000, the Company's production facilities were 64% utilized during such period.

     The Company leases a small sales office in Toronto, Ontario which houses marketing and sales personnel. The lease on the Toronto sales office expires in 2004.

     The Company also leases offices and laboratory space in Hampton, Ontario which it utilizes for its research and development activities in conjunction with Omachron.


Item 3. Legal Proceedings

     The Company is not involved in any material legal proceedings to which any director, officer or affiliate of the Company, or any associate of any such director, officer or affiliate of the Company or any of its subsidiaries, other than ordinary routine litigation incidental to the Company's business. The Company is not aware of any material proceedings currently being contemplated by governmental authorities.


Item 4. Control of Company

     As of December 13, 2000, there were 9,130,408 common shares ("Common Shares") of the Company issued and outstanding. Holders of Common Shares are entitled to vote on all matters requiring the vote or consent of the shareholders of the Company.

     To the knowledge of the Company, the following table sets forth the names of shareholders owning of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and the number of Common Shares owned directly and indirectly by the directors and officers of the Company as a group as at December 13, 2000:

                                                                   Percentage of
                                                              Outstanding Common
Name                                             Common Shares Owned     Shares /(1)/
Gintel Asset Management, Inc.                        1,270,000             13.9%

Guardian Capital Inc.                                1,032,400             11.3%

Directors and officers as a group /(2)/              1,433,033             15.7%

Notes:

(1) Percentage of outstanding Common Shares is based on 9,130,408 Common Shares outstanding on December 13, 2000.

(2) Includes Common Shares issuable upon the exercise of options exercisable prior to February 26, 2000.

        The Company is not directly or indirectly owned or controlled by another corporation or foreign government and there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.


Item 5. Nature of Trading Market

     The Common Shares are listed and posted for trading on the Nasdaq Stock Market and on The Toronto Stock Exchange, the exclusive non-United States trading market for such securities. The Company's Common Shares commenced trading on the Nasdaq Small Cap Market on November 20, 1995 and on the Nasdaq National Market on March 18, 1996.

     The high and low sales prices for the Company's Common Shares on The Toronto Stock Exchange and the Nasdaq Stock Market during each quarter of the 2000 and 1999 fiscal years were as follows:

                                          The Toronto Stock Exchange                Nasdaq
                                        -------------------------------  -----------------------------
                                         Volume      High        Low     Volume     High        Low
                                        ---------  ---------  ---------  -------  ---------  ---------

Fiscal year ended June 30, 2001
--------------------------------------
Second Quarter (to Dec 19, 2000)        2,362,100  CDN$12.90   CDN$6.55  171,000   US$8.500   US$4.250
First Quarter                             154,700   CDN$9.00   CDN$5.45  130,100   US$5.875   US$3.750

Fiscal year ended June 30, 2000
--------------------------------------
Fourth Quarter                            810,400  CDN$15.50  CDN$10.85   97,100  US$10.688   US$7.125
Third Quarter                           1,395,810  CDN$21.50  CDN$13.00  148,000  US$14.438  US$9.5000
Second Quarter                          1,155,120  CDN$20.25  CDN$14.75  191,000  US$14.000  US$10.063
First Quarter                           1,293,100  CDN$24.00  CDN$16.95  476,900  US$16.250  US$11.250

Fiscal year ended June 30, 1999
--------------------------------------
Fourth Quarter                          1,475,640  CDN$20.20  CDN$14.80  358,800  US$13.750  US$10.000
Third Quarter                           1,006,180  CDN$19.25  CDN$13.90  202,700  US$13.000   US$9.188
Second Quarter                            784,000  CDN$16.25  CDN$11.00  143,200  US$10.125   US$6.875
First Quarter                             207,200  CDN$17.00  CDN$10.75  166,700  US$11.125    US$7.00

     The volume of trading of the Common Shares on Nasdaq is, on average, a small percentage of the value of trading on the TSE.

     Based on information supplied to the Company by CIBC Mellon Trust Company, the Company's transfer agent, the Company estimates that on December 13, 2000, 11 persons holding in the aggregate 2,229,810 Common Shares were residents of the United States, representing approximately 24.4% of the outstanding Common Shares as of such date. Furthermore, as of December 13, 2000, 5,070,468 Common Shares were held by holding companies, representing a total of 55.5% of the outstanding Common Shares as of such date. The Company is unable to determine how many of these shares are held by residents of the United States.


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


Item 7. Taxation

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder. In this summary, a "U.S. Holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), deals at arm's length with the Company, does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada, is not an insurer carrying on business in Canada and elsewhere and who holds the Common Shares as capital property. Generally, Common Shares will be considered to be capital property to a U.S. Holder provided the U.S. Holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules in the Canadian Tax Act.

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

     A dividends paid, credited or deemed to be paid or credited on a Common Share will be subject to Canadian withholding tax at a rate of 25% under the Canadian Tax Act. However, under the Convention, the rate of withholding tax generally applicable to U.S. Holders who beneficially own the dividend is reduced to 15%. In the case of a U.S. Holder that is a corporation which beneficially owns at least 10% of the voting stock of the Company, the applicable withholding tax rate on dividends is 5%. In the case of Common Shares owned by a partnership, the Company will be required to withhold tax on dividends at a rate of 25% unless the partnership obtains a waiver of withholding from the Canada Customs and Revenue Agency based on the residential status of its partners.

     A purchase of Common Shares by the Company (other than in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a holder of Common Shares for the purposes of computing the amount of his capital gain or loss arising on the disposition.

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

     Common Shares will constitute taxable Canadian property of a U.S. Holder who is a former Canadian resident and who made an election under the Canadian Tax Act to be deemed not to dispose of such shares on the U.S. Holder's departure from Canada. Such U.S. Holders may not be eligible to claim the exemption provided in the Convention for gains realized on a disposition of Common Shares if they were resident in Canada at any time during the ten year period preceding the disposition.

Item 8. Selected Financial Data

     The following tables provide a summary of certain financial information for fiscal years 1996 through 2000. The selected financial data set forth below as of June 30, 2000, 1999, 1998, 1997, and 1996 have been derived from the Company's audited consolidated financial statements which are prepared in accordance with Canadian GAAP. To the extent applicable to the audited consolidated financial statements of the Company, Canadian GAAP conforms in all material respect with U.S. GAAP, except as described in Note 14 to the Financial Statements of the Company. The information presented should be read in conjunction with such "Consolidated Financial Statements" and related Notes thereto and "Management's Discussion and Analysis" included elsewhere in this annual report.

Consolidated Statement of Operations Data (Canadian GAAP)

                                                           Fiscal Year Ended June 30,
                                    -----------------------------------------------------------------------
                                              2000           1999           1998          1997         1996
                                      ------------   ------------   ------------  ------------  -----------
Sales                                 $207,646,115   $242,045,457   $177,585,454  $150,213,517  $98,428,527
Cost of Goods Sold                     135,507,033    155,492,659    113,661,329    96,246,860   66,586,407
                                      ------------   ------------   ------------  ------------  -----------
                                        72,139,082     86,552,798     63,924,125    53,966,657   31,842,120

Selling, General and
  Administrative Expenses               66,793,648     63,116,152     47,675,507    41,999,459   25,409,225
Research and Development                 2,212,574      1,359,072             --            --           --
Finance Charges                           (152,140)       (75,826)        48,527       464,595      718,045
                                      ------------   ------------   ------------  ------------  -----------
                                        68,854,082     64,399,398     47,724,034    42,464,054   26,127,270

Income Before Taxes                      3,285,000     22,153,400     16,200,091    11,502,603    5,714,850

Income Taxes                             1,230,000      7,971,000      5,882,564     4,142,000      504,200

Net Income                            $  2,055,000   $ 14,182,400   $ 10,317,527  $  7,360,603  $ 5,210,650

Net Income Per Share                  $       0.23   $       1.58   $       1.18  $       0.88  $      0.72

Net Income Per Share -
  Fully Diluted                       $       0.23   $       1.51   $       1.11  $       0.86  $      0.69


Consolidated Statement of Operations Data (U.S. GAAP)

                                                            Fiscal Year Ended June 30,
                                    ------------------------------------------------------------------------
                                              2000           1999           1998           1997         1996
                                      ------------   ------------   ------------   ------------  -----------
Sales                                 $203,887,147   $242,045,457   $177,585,454   $150,213,517  $98,428,527
Cost of Goods Sold                     135,507,033    155,766,889    112,608,551     95,563,860   65,426,946
                                      ------------   ------------   ------------   ------------  -----------
                                        68,380,114     86,278,568     64,976,903     54,649,657   33,001,581

Selling, General and
  Administrative Expenses               67,312,101     63,329,737     47,891,407     42,088,959   25,579,225
Research and Development                 4,410,891      2,567,012      1,992,000        770,000      565,000
Finance Charges                           (372,140)       (75,826)        48,527        464,595      718,045
                                      ------------   ------------   ------------   ------------  -----------
                                        71,350,852     65,820,923     49,931,934     43,323,554   26,862,270

Other Income                                     -     10,129,742     (3,453,615)             -            -

Income Before Taxes                     (2,970,738)    30,587,387     11,591,354     11,326,103    6,139,311

Income Taxes                              (871,000)    11,171,000      4,377,064      4,131,800      547,200

Net Income                            $ (2,099,738)  $ 19,416,387   $  7,214,290   $  7,194,303  $ 5,592,111

Net Income Per Share                  $      (0.23)  $       2.16   $       0.82   $       0.86  $      0.77

Net Income Per Share -
  Fully Diluted                       $      (0.23)  $       2.12          $0.81   $       0.85  $      0.75

Consolidated Balance Sheet Data (Canadian GAAP)

                                                           Fiscal Year Ended June 30,
                                        ----------------------------------------------------------------
                                            2000         1999         1998         1997         1996
                                            ----         ----         ----         ----         ----
Total Assets                            $104,037,994  $98,796,105  $83,465,157  $60,760,190  $42,666,839

Long-term Debt                                    --           --  $    15,098  $   238,273  $   378,710

Shareholders' Equity                    $ 60,342,395  $59,066,197  $45,013,222  $34,420,695  $19,959,472

Consolidated Balance Sheet Data (U.S. GAAP)

                                                           Fiscal Year Ended June 30,
                                        ----------------------------------------------------------------
                                            2000         1999         1998         1997         1996
                                            ----         ----         ----         ----         ----
Total Assets                            $100,497,500  $97,594,228  $85,113,471  $61,700,744  $43,874,723

Long-term Debt                                    --           --  $    15,098  $   238,273  $   378,710

Shareholders' Equity                    $ 59,384,919  $61,362,016  $42,583,569  $34,908,849  $20,493,956

Cash Dividends Declared

                                                            Fiscal Year Ended June 30,
                                        --------------------------------------------------------------
                                            2000         1999         1998         1997         1996
                                            ----         ----         ----         ----         ----
Cash Dividends per Share - Cdn $           $0.20        $0.14        $0.03            -            -

Cash Dividends per Share - U.S. $ /(1)/    $0.14        $0.09        $0.02            -            -

Note:

(1) Cash dividends per Common Share in U.S. dollars have been calculated by using the closing exchange rate at each dividend payment date.

     The Company commenced paying quarterly dividends in the first quarter of fiscal 1999 at the rate of $0.03 per Common Share per quarter, and increased the amount of such dividends to $0.05 per Common Share per quarter in the first quarter of fiscal 2000. The declaration and payment of dividends are at the sole discretion of the Board of Directors of the Company and depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. The ability of the Company to pay dividends is also subject to the Company fulfilling certain conditions with respect to its line of credit with a Canadian chartered bank.
As a result, there can be no assurance that dividends will be declared, or as to the amount or timing of any dividends that are declared.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary

     The following table summarizes the Company's results of operation for the 2000, 1999, and 1998 fiscal years:

                                                     Percentage of Sales                    % Change
                                                     -------------------                    --------
                                                 2000        1999        1998       2000-1999       1999-1998
                                                 ----        ----        ----       ---------       ---------
Sales                                             100%        100%        100%            -14%             36%
Gross profit                                       35%         36%         36%            -17%             35%
Selling, general and administrative expenses       32%         26%         27%              6%             32%
Research and development                            1%          1%          -              63%              -
Tax provision                                       1%          3%          3%            -85%             36%
Net income                                          1%          6%          6%            -86%             37%

     Note 14 of the Notes to the Company's Consolidated Financial Statements contains a discussion of the differences between Canadian GAAP and U.S. GAAP and the extent to which such differences impact the Company's financial statements. See Item 18 - Financial Statements.

Fiscal 2000 Compared with Fiscal 1999

Results of Operations

     Sales and other income. The Company's revenue in fiscal 2000 declined 14.2% from the previous year to $207.6 million. Unit shipments of vacuums decreased 16.4%. The average revenue per vacuum increased 1.0% due to a shift in mix in favour of the higher priced FANTOM(R) CYCLONE XT(R) model. Price reductions were implemented across all models during the course of the fiscal year and averaged 4.7%.

     Shipments to the United States in fiscal 2000 accounted for 87.6% of total revenue, compared with 90.6% for fiscal 1999. Essentially all of the Company's sales in both years consisted of dual-cyclonic vacuums and related accessories.

     The distribution of revenue between the United States and Canada, and between retailers (including distributors) and direct-response programs, was as follows:

Sales (Millions of Dollars)

                                  United States                   Canada                    Total
                                  -------------                   ------                    -----
                                2000          1999          2000          1999        2000         1999
                              ------        ------         -----         -----      ------       ------
Retailers                     $172.7        $207.5         $25.3         $22.3      $198.0       $229.8
Direct-response                  9.2          11.7           0.5           0.5         9.7         12.2
Total                         $181.9        $219.2         $25.8         $22.8      $207.6       $242.0

     Shipments of FANTOM(R) vacuums to retailers in the United States in fiscal 2000 decreased 16.8% from the previous year due mainly to increased competitive activity within the bagless segment of the vacuum-cleaner market. Aggregate sales of products to the Company's five largest customers were $100.9 million, comprising 48.6% of total revenue, compared to $122.7 million and 50.7% respectively for the previous year.

     Sales through the Company's direct-response programs in fiscal 2000 declined $2.5 million from the previous year to $9.7 million. Total media spending was $17.8 million compared to $17.1 million in fiscal 1999; all of the spending in both years was for television time. Of the total media spending in fiscal 2000, 78.1% was for short-form spots (30, 60 and 120 seconds in length), and the remaining 21.9% for 30-minute infomercials. This compares with 73.5% and 26.5% respectively for fiscal 1999.

          Cost of Goods Sold. Cost of goods sold, as a percentage of sales, was 65.3% in fiscal 2000 compared with 64.2% in fiscal 1999. Positive impacts on margin included the drop in value of the Canadian dollar relative to the United States dollar, net of hedging effects (approximately 3.1 percentage points); a shift in mix toward higher margin models (approximately 1.5 percentage points); and the year-over-year impact of the Company's cost reduction programs (approximately 0.5 percentage points). Offsetting these were the impact of price reductions (approximately 4.7 percentage points) and negative production variances resulting from operating the Company's two factories at lower production volumes (approximately 1.5 percentage points).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 5.8% in fiscal 2000 to $66.8 million. As a percentage of sales, they increased to 32.2% from 26.1% in fiscal 1999. Media spending increased 4.5% over fiscal 1999 to $17.8 million. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $12.0 million from $10.3 million. Warranty costs increased to $3.5 million from $1.5 million in fiscal 1999 due to the increasing number of FANTOM(R) vacuums in consumers' homes and a higher incidence level of repairs for the Company's LIGHTNING(R) canister. The higher level of repairs for the LIGHTNING(R) canister was largely due to manufacturing issues which occurred prior to fiscal 1999. Expenses associated with refurbishing product rose to $5.7 million from $4.3 million, due mainly to increased volumes.


     Research and Development. Research and development spending in fiscal 2000 totaled $7.0 million (fiscal 1999 - $5.7 million), net of research and development tax credits of $0.5 million (fiscal 1999 - $0.6 million). Of the total spending, $2.7 million was capitalized (fiscal 1999 - $3.1 million), net of research and development tax credits of $0.1 million (fiscal 1999 - nil), and was mainly for various technologies that were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $2.1 million (fiscal 1999 - $1.2 million), net of research and development tax credits of $0.3 million (fiscal 1999 - nil), and consisted mainly of expenditures related to the Company's new microbiological water processor and "wireless" floor-care product. Amounts expensed were $2.2 million (fiscal 1999 - $1.4 million), net of $0.1 million of research and development tax credits (fiscal 1999 - $0.6 million), and were mainly for research and development staff and materials.

     Net Income. Net income in fiscal 2000 was $2.1 million compared with $14.2 million in fiscal 1999. The decrease was due mainly to the decline in revenue and the impact of absorbing fixed costs over lower production volumes.

Liquidity and Capital Resources

     During fiscal 2000, $2.5 million of cash was used for operations compared with $16.9 million generated in fiscal 1999. The decrease in cash flow from operations in fiscal 2000 was due mainly to the decrease in net income. The investment in non-cash operating working capital increased by $8.1 million due mainly to an increase in income taxes receivable of $7.3 million and a decrease in income taxes payable of $1.1 million. During fiscal 1999, cash in the amount of $6.0 million was generated from closing currency-hedging contracts that had maturity dates beyond the end of the fiscal year. This was done to take advantage of opportunistic shifts in the value of the Canadian dollar relative to the U.S. dollar. Since these gains were derived as a function of the Company's comprehensive hedging program, they were deferred until the period in which the original hedge would have matured. As a result, $3.8 million was recognized in fiscal 2000 pre-tax income, and a further $2.2 million was deferred until fiscal 2001. Items not requiring cash in fiscal 2000 included depreciation of $3.3 million and a deferred tax increase of $3.6 million.

     Cash in the amount of $1.0 million was provided in fiscal 2000 from the exercise of stock options. Capital expenditures during the year were $9.1 million and were mainly for tooling and equipment for the new FANTOM(R) CALYPSO(R) Microbiological Water Processor ($3.6 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($2.7 million); and for replacements and betterments to tools for existing products and expenditures related to manufacturing and infrastructure ($2.8 million).

     The Company's bank indebtedness as at June 30, 2000 was $6.3 million compared with a positive cash balance of $9.4 million at June 30, 1999. Key ratios compared to the previous year were as follows:

                                                        As at June 30,
                                                        --------------
                                                     2000            1999
                                                     ----            ----
Current Assets to Current Liabilities                1.75            2.00
Total Liabilities to Tangible Net Worth              0.72            0.67

     Effective September 1998, the Company modified its credit arrangement with a Canadian chartered bank to enhance the Company's ability to exploit potential opportunities with respect to new product development and growth. The amended arrangement allows the Company to borrow up to $35.0 million for operating purposes, $4.0 million for capital expenditures, and $20.0 million to assist with research and development expenditures. The research and development facility is renewed annually at the Company's request and the Bank's option. The facility was renewed during fiscal 2000 and extended to January 2001. Interest on the general operating line is at the prime rate of the Canadian chartered bank, interest on the capital line is prime plus 1/2%, and interest on the research and development line is prime plus 1%. The $4.0 million capital line, $20.0 million of the general operating line, and the $20.0 million research and development line are subject to a 1/8% per annum standby fee. The availability on the general operating line is subject to a formula based upon receivable and inventory levels. All loans are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets. As at June 30, 2000 the unused amount available under the facility was $52.6 million versus $58.9 million as at June 30, 1999.

Fiscal 1999 Compared with Fiscal 1998

Results of Operations

     Sales and other income. The Company's revenue in fiscal 1999 increased 36%from the previous year to $242.0 million. Unit shipments of vacuums increased 50%. The average revenue per vacuum decreased 8% reflecting the shift in mix to a lower priced model and price reductions on some models, partially offset by translation gains resulting from a weaker Canadian dollar relative to the U.S.dollar.

     Shipments to the United States in fiscal 1999 accounted for 91% of total revenue, compared with 93% for fiscal 1998. Essentially all of the Company's sales in both years consisted of dual-cyclonic vacuums and related accessories.

     The distribution of sales between the United States and Canada, and between retailers (including distributors) and direct-response programs, was as follows:

Sales (Millions of Dollars)

                        United States         Canada                Total
                        -------------         ------                -----
                        1999      1998      1999     1998       1999       1998
                        ----      ----      ----     ----       ----       ----
Retailers             $207.5    $149.8     $22.3    $11.3     $229.8     $161.1
Direct-response         11.7      15.6       0.5      0.9       12.2       16.4
Total                 $219.2    $165.4     $22.8    $12.2     $242.0     $177.6

     Shipments of FANTOM(R) vacuums to retailers in fiscal 1999 increased 43% from the previous year due mainly to the introduction of new models (the FANTOM(R) LIGHTNING(R) canister in November 1997 and the FANTOM(R) CYCLONE XT(R) upright in March 1999), the lowering of prices on some models, the addition of new retailers, and the continued effectiveness of the Company's direct-response television advertising. Aggregate sales of products to the Company's five largest customers were $122.7 million, comprising 50.7% of total revenue, compared to $107.4 million and 60.5% respectively for the previous year.

     Sales through the Company's direct-response programs in fiscal 1999 declined 26% from the previous year, due mainly to increased exposure of FANTOM(R) vacuums in retail outlets; to increased advertising of FANTOM(R) vacuums in retail flyers; and to a continued shift in direct-response media spending from the long-form, 30-minute format to the short-form, 60-second format, which the Company believes tends to act more like general advertising. Total media spending was $17.1 million compared to $14.8 million in fiscal 1998. Essentially all of the spending in both years was for television time.

     Cost of Goods Sold. Cost of goods sold, as a percentage of sales, was 64.2% in fiscal 1999 compared with 64.0% in fiscal 1998. Positive impacts on margin included the drop in value of the Canadian dollar relative to the United States dollar, net of hedging effects (approximately 3.0 percentage points); a shift in mix towards higher margin models (approximately 1.0 percentage point); and the year-over-year impact of the Company's cost reduction programs (approximately
1.0 percentage point). Offsetting these were the impact of price reductions (approximately 4.0 percentage points) and a greater proportion of sales being to retailers rather than directly to end-users through the Company's direct-response advertising programs (approximately 1.0 percentage point).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 32.4% in fiscal 1999 to $63.1 million. As a percentage of sales, they decreased to 26.1% from 26.8% in fiscal 1998. Media spending increased 15.5% over fiscal 1998 to $17.1 million. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $10.3 million from $6.9 million. Expenses associated with refurbishing product rose to $4.3 million from $1.8 million, due mainly to increased volumes and to a greater proportion of repairs being made by third parties. Freight-out costs rose to $4.8 million from $2.7 million, reflecting higher overall unit volumes as well as a disproportionate increase in the number of shipments of smaller order quantities, resulting from increased sales activity with independent vacuum dealers.

     Research and Development. Research and development spending in fiscal 1999 totaled $5.7 million, net of research and development tax credits of $0.6 million. Of the total spending, $3.1 million was capitalized and was mainly for various technologies which were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $1.2 million, net of amortization, and consisted mainly of development costs for the FANTOM CYCLONE XT vacuum, launched in March 1999, as well as costs for other new products under development. Amounts expensed were $1.4 million, net of $0.6 million of research and development tax credits, and were mainly for engineering and product-development staff. Research and development spending in fiscal 1998 was $1.2 million. All of this spending was allocated against deferred costs and was principally for development activity for the FANTOM(R) LIGHTNING(R) vacuum and other new products.

     Net Income. Net income in fiscal 1999 was $14.2 million compared with $10.3 million in fiscal 1998. The improvement was due mainly to the increase in sales and the reduction in selling, general and administrative expenses as a percentage of sales, less the incremental expense in research and development.

Liquidity and Capital Resources

     During fiscal 1999, cash generation from operations was $16.9 million compared with $9.6 million for fiscal 1998. The investment in non-cash operating working capital increased $4.0 million due mainly to a decrease in trade-accounts payable of $4.3 million resulting from a general reduction in payable days outstanding. Cash in the amount of $5.3 million was generated during the year from closing currency-hedging contracts which had maturity dates beyond the end of the fiscal year. This was done to take advantage of opportunistic shifts in the value of the Canadian dollar relative to the U.S. dollar. Since these gains were derived as a function of the Company's comprehensive hedging program, they were deferred until the period in which the original hedge would have matured. As a result of this, as well as gains resulting from similar hedging activity in the previous year, $2.5 million of deferred pre-tax income will be realized in fiscal 2000, and $3.5 million in fiscal 2001. Items not requiring cash in fiscal 1999 included depreciation of $2.5 million and a deferred tax reduction of $1.2 million.

     Cash in the amount of $0.8 million was provided from the issuance of 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, to Omachron Technologies, Inc.; and in the amount of $0.1 million from the exercise of stock options. Capital expenditures during the year were $11.0 million and were mainly for tooling and equipment for the new FANTOM(R) CYCLONE XT(R) vacuum ($5.1 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($3.1 million); for ongoing replacement tools, returnable containers, assembly equipment, and other items relating to manufacturing and infrastructure ($2.2 million); and for new software and hardware to support continued advances in information technology ($0.6 million).

     The Company's net cash position as at June 30, 1999 was $9.4 million compared with $4.6 million at June 30,1998. Key ratios compared to the previous year improved as follows:

                                                           As at June 30,
                                                           --------------
                                                       1999              1998
                                                       ----              ----
Current Assets to Current Liabilities                  2.00              1.73
Total Liabilities to Tangible Net Worth                0.67              0.85

Impact of Inflation and Changing Prices

     The Company has not experienced any material net inflationary cost increases during the past three fiscal years. The Company has enjoyed a period of overall product cost reductions from fiscal 1998 to 2000 due primarily to the additional purchasing leverage associated with the Company's volume growth. Several individual cost components have increased thereby reducing the amount of the overall cost reduction, notably the cost of corrugated material and the cost of the Company's labour agreements; however, the overall impact on product costs for these items has been less than 2% of product costs.

     In the Company's fiscal 2000 year, heightened competition in the electric floor-care industry caused the Company to reduce prices for its products and to experience a decline in sales. This had a significant negative impact on the Company's results of operations. The Company's future success will depend in large part upon its ability to assess the future market potential for products in a rapidly changing environment in order that its products continue to be in demand by consumers.

Outlook

     The Company believes that it is positioned to expand its business in North America and abroad by introducing the CALYPSO(R) Microbiological Water Processor, by launching a new full-power, long-life "wireless" vacuum, and by enhancing its line of dual-cyclonic vacuums. The two new products are expected to begin to have a materially positive impact on financial results in fiscal 2002. Longer term, the Company believes it can further increase revenue by introducing additional new products arising from its research and development efforts with Omachron.

     The Company has various agreements with the licensor of its dual-cyclonic technology which provide it with the exclusive right (except for a special purpose license to a direct-marketing company) to sell upright vacuum-cleaning devices utilizing dual-cyclonic technology in the United States and Canada, and the exclusive right to sell canister and backpack products utilizing the same technology in the United States and Canada.

     The electric floor-care industry is highly competitive and includes the following major competitors: Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Of these major competitors, Eureka Co., Hoover Company, Matsushita Electric Works, Ltd. and Royal Appliance Mfg. Co. all have forms of cyclonic vacuums that compete directly with the Company's line of dual-cyclonic vacuums. These companies, as well as others, are expected to introduce further new products that will compete with those of the Company. The introduction of competitive cyclonic products had a significant negative impact on sales of the Company's dual-cyclonic products during fiscal 2000. The Company is uncertain as to the extent of the negative impact these and other new products will have on its sales and net income in future periods.

     The Company has been pursuing a program to acquire and develop a number of technologies for various household appliances and other consumer and commercial products. In August 1998 it entered into a series of agreements with Omachron Technologies, Inc. to acquire and develop several technologies. The Company intends to spend significant amounts on research and development over the next several years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $20 million in any given year for tooling, manufacturing equipment, and pre-launch marketing activities and materials. Eighty-six utility patent applications had been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, twenty-five had already been allowed by the United States patent office.

     The Company believes that the technologies it has, and is continuing to acquire and develop, are significant and could lead to substantial business growth. The Company is targeting to launch two new products by mid-calendar 2001: the CALYPSO(R) Microbiological Water Processor and the full-power "wireless" vacuum.

     The Company plans to sell the water processor to many of the retailers that purchase its existing floor-care products and to build consumer awareness and demand at retail using direct-response television advertising. The Company expects that this product will be the first of a line of water-treatment products, and that it may lead to international licensing opportunities.

     Given the uncertainties inherent in the development of new technology and the time delays which often arise in the process of developing new products based on innovative technology, as well as the uncertainties associated with entering a new market segment, it is not possible to forecast sales of the microbiological water processor, or its effect on net income, with any degree of accuracy.

     The full-power "wireless" floor-care product the Company plans to introduce is targeted to enable the Company to compete in a retail price segment higher than that of its dual-cyclonic vacuums. Up-front spending for design and development, tooling and assembly equipment, and pre-launch marketing materials is expected to amount to approximately $7 million. Due to the uncertainties associated with a new product launch and with competing in a higher price segment, it is not possible to forecast sales of the new product, or its effect on net income, with any degree of accuracy.

     Based upon the uncertainty associated with the development and application of new technology, the Company is unable to determine the extent to which future commercialization of these technologies will impact the Company's results.

     The Company is highly dependent on a small number of scientists, and in particular one chief scientist, to direct research activities for the development of new technology and product embodiments based on such technology. The Company has a commitment for the services of the chief scientist that extends, at the Company's option, until 2005. The loss of availability of the chief scientist could have a material adverse effect on the Company's outlook and future results of operations.

     During fiscal 2000 the Company entered into transactions with a barter and media company. The transactions principally consisted of the sale of refurbished vacuum cleaners for a combination of cash and barter credits. The inventory value of the goods sold was $8.3 million. As the goods were not physically shipped from the Company's premises prior to the fiscal 2000 year-end, nor any significant amounts of cash and barter credits realized, no material accounting entries were made in fiscal 2000 regarding the transactions. The Company is uncertain as to how long it will take to realize the full value of the goods sold by way of the cash and barter credits.

     Given the Company's extensive sales activities in the United States and manufacturing operations in Canada, the Company's results are sensitive to changes in the exchange rate between the Canadian and U.S. dollar. To help offset the effect of adverse currency fluctuation, the Company maintains a hedging program consisting mainly of the purchase of forward contracts to sell U.S. dollars (see Item 9A). A protracted rise in the relative value of the Canadian dollar would have a negative effect on net income for the Company. Based on the Company's fiscal 2000 results, a rise in value of the Canadian dollar of 1 cent, without the protection of hedging, would adversely affect net income by approximately $0.4 million.

     Effective for the Company's fiscal period beginning July 1, 2000, the Canadian Institute of Chartered Accountants (CICA) changed the accounting rules applying to both pension benefits and post-employment benefits other than pensions. The latter change is similar to the changes made in 1993 in the United States under SFAS 106. The new rules move the accounting for non-pension benefits to an accrual basis from the cash accounting basis presently used by most companies, and also require that a prescribed year-end market rate be used for valuing the future liabilities of both non-pension and pension benefits.

     Also effective July 1, 2000, the CICA changed the accounting rules applying to corporate income tax. Under the new standard, tax assets and tax liabilities must be measured by using tax rates and laws that are expected to apply to taxable income in the periods when the assets or liabilities are expected to be realized or settled.

     Management has not completed the determination of the impact of these accounting changes on the financial position of the Company at June 30, 2000. These accounting changes do not affect cash flow of the Company.


Item 9A. Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risks from changes in foreign currency exchange rates and interest rates which may adversely affect its operating results and financial condition. The Company seeks to minimize these risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Exchange Rate Risk

     The Company realizes a significant portion of its sales in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk. The table below presents information about the Company's derivative financial instruments, particularly foreign currency forward exchange agreements. The table summarizes information on instruments that are sensitive to foreign currency exchange rates, and presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

(Cdn $ in 000's)
                                         2001      2002   2003  2004  2005   Total     Fair Value
Forward Exchange Agreements
 (Receive $Cdn/ Sell $US)
Contract Amount                       $110,313  $ 86,554     -     -     -  $196,867         $79
Average Contractual Ex Rate            1.47084   1.46701     -     -     -    1.4692

During fiscal 1999, the Company settled certain foreign exchange contracts prior to their maturity dates at a gain. As at June 30, 1999, $5,993,621 of these gains were deferred until the sales transactions originally hedged are recognized. As at June 30, 2000, $2,245,544 of these gains remain deferred.
For U.S. purposes, these gains are not deferred, but are recognized as Other Income in the year the contracts are settled.

Interest Rate Exposure

     The carrying amount and estimated fair values of the Company's outstanding financial instruments as at June 30, 2000 are as follows:

                                Carrying Amount   Fair Value
                                     Cdn $           Cdn $

Bank Indebtedness                 (6,332,500)     (6,332,500)

The interest rate on the Company's bank indebtedness at June 30, 2000 was 7.5%.

Credit Risk

     The Company does not have a significant exposure to any individual customer other than the customers noted in Note 1(g) of the Consolidated Financial Statements appearing under Item 19 hereof. The Company reviews a new retail customer's credit history before extending credit and conducts regular reviews of its existing retail customers' credit performance. The Company currently obtains credit insurance coverage from the Canadian Export Development Corporation on most domestic and export retail sales. Credit extended on sales made directly to individuals is based on credit card authorization. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts at June 30, 2000 was $395,700 (fiscal 1999:
$660,000).

                                                                         Page 29
Item 10. Directors and Officers of the Company


       Name and Municipality                                                                   Officer         Director Since/(1)
            of Residence                           Principal Occupation                     Since/(1) (2)/            (2)/
--------------------------------    -------------------------------------------------      ------------------  -------------------
Arthur H. Crockett /(3)/                Corporate Director                                              --               1984
Toronto, Ontario

Kenneth Kelman                          Director of the Company                                         --               1984
Toronto, Ontario

James D. Meekison                       Chairman, Trimin Capital Corp.                                  --               2000
Toronto, Ontario                        (public investment company)

Rikki Meggeson /(3), (4)/               Vice President, First Canada Financial                        1999               1989
Toronto, Ontario                        Corporation Limited (private investment
                                        company)
                                        Chair of the Board of Directors

Allan D. Millman                        President and Chief Executive Officer                         1984               1984
Toronto, Ontario

Walter J. Palmer/(5)/                   Partner, Fasken Martineau DuMoulin LLP                        1996               1999
Toronto, Ontario                        (barristers and solicitors)

Alan Steinert Jr.                       Consultant                                                      --               1990
Cambridge, Massachusetts

Joseph H. Wright /(3)/                  Managing Partner, Crosbie & Company Inc.                        --               2000
Toronto, Ontario                        (specialty investment bank)

Stephen J. Doorey                       Vice President and Chief Financial Officer                    1997                 --
Mississauga, Ontario

Alan C. Hussey                          Senior Vice President and General Manager                     1995                 --
Welland, Ontario

Joseph A. Shillington                   Vice President,                                               1996                 --
Welland, Ontario                        Information Technology

Paul F. Smith                           Vice President, Sales                                         1997                 --
Oakville, Ontario

Norman V. Soler                         Vice President, Engineering                                   1984                 --
Courtice, Ontario

Nick E. Varanakis                       Vice President, Sales                                         1989                 --
Sandy, Utah, United States

Linda L. Watson                         Vice President,                                               1995                 --
Mississauga, Ontario                    Marketing

Norman Wotherspoon                      Treasurer                                                     1997                 --
St. Catharines, Ontario

Notes:

(1) All directors are elected and serve until the next annual meeting of shareholders or until their successors are elected or appointed. All executive officers of the Company serve at the pleasure of the Company's Board of Directors.

(2) Each director/officer has served as a director/officer of the Company and its predecessor continuously since the year set out opposite his/her name.

(1)  Member of the Audit Committee.
(2)  Daughter of Kenneth Kelman.
(3)  Mr. Palmer is Secretary of the Company.

Board of Directors


     The mandate of the Board of Directors (the "Board") is to oversee the conduct of the Company's business and each year approve its strategic plan with the objective of maximizing shareholder value in a manner which is consistent with good corporate citizenship, including fair treatment of the Company's employees, customers and suppliers.

     The Board is responsible for reviewing overall business risks and the Company's practices and policies for dealing with such risks. The Board approves the Company's annual budget, supervises the Company's management and approves major new product development programs and debt and equity financing.

     The Board also approves and revises, as appropriate, guidelines on corporate governance issues, and oversees the Company's communications policy which requires management to be available to shareholders to respond to questions and concerns and to report to the Board in such regard.

     The Chair of the Board is responsible for ensuring that the Board functions properly and independently of management. The Chair submits to the Corporate Governance Committee candidates for nomination to the Board, provides an orientation and education program for each new director, and recommends to the Board nominees to its Committees.

Board Committees

     Audit Committee. The mandate of the Audit Committee is to review the Company's audited annual financial statements and to report on such statements to the Board before the statements are approved by the Board. To fulfill this responsibility, the Committee meets with the Company's auditors to discuss the financial statements and any concerns raised by the auditors with respect to financial presentation or disclosure, and with respect to the Company's internal financial controls.

     The Audit Committee assesses the principal risks which the Company faces and, where appropriate, proposes to the Board the implementation of risk-management systems. This Committee also overseas the integrity of the Company's internal control and management-information systems. In addition, the Audit Committee recommends to the Board the auditors to be appointed as the Company's auditors at each annual meeting.

     Compensation Committee. The Compensation Committee reviews the Company's overall compensation philosophy, and corporate succession and development plans at the executive officer level. This Committee has been mandated to review the annual performance of the President and Chief Executive Officer and to make recommendations to the Board with respect to his or her remuneration. The Compensation Committee also reviews the adequacy and form of compensation of directors and oversees the operation of the Company's pension plans.

     Corporate Governance Committee. The Corporate Governance Committee is responsible for developing the Company's approach to governance issues, including monitoring developments in corporate governance theory and practice, reviewing the mandates of the Board's Committees and recommending changes, and assisting in selecting the Chair of the Board.

     The Corporate Governance Committee also approves the engagement of outside advisers, at the request of individual directors, to advise on matters in relation to the Company. In addition, this Committee recommends nominees to the Board, from those submitted by the Chair of the Board.

Item 11. Compensation of Directors and Officers

     The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's 2000 fiscal year to all directors and officers as a group for services in all capacities was approximately $2,016,685. The aggregate amount set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors or officers, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries was approximately $52,000.

     The following table is a summary of compensation for all services in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 2000, 1999 and 1998 earned by each individual who was, at June 30, 2000, (i) the chief executive officer, and (ii) the other four most highly compensated executive officers other than the chief executive officer determined in accordance with the Regulation made under the Securities Act (Ontario) (collectively with the chief executive officer, the "Named Executive Officers").

                                           Annual Compensation                 Long-Term Compensation
                                           -------------------                 ----------------------
                                                                                  Awards           Payouts
                                                                                  ------           -------
                                                                                      Restricted
                                                             Other       Securities    Shares or
                                                             Annual        Under      Restricted              All Other
                                                            Compen-       Options        Share                 Compen-
Name and Principal                  Salary      Bonus       sation        Granted        Units      LTIP       sation
 Position (1)              Year      ($)         ($)          ($)           (#)           ($)      Payouts      ($)
ALLAN D. MILLMAN           2000    372,000     46,500                       30,000                             21,688
President and Chief        1999    372,000    186,000                       10,000                             22,075
Executive Officer          1998    285,000    106,875                           --                             22,998

NICK E. VARANAKIS (2)      2000    177,000     22,125                       20,000                             19,780
Vice President, Sales      1999    181,440     90,720                       10,000                             24,006
                           1998    145,257     54,471                           --                             13,111

ALAN C. HUSSEY             2000    162,200     16,250                       20,000                             14,248
Senior Vice President      1999    130,000     65,000                       10,000                             15,893
and General Manager        1998    120,000     45,000                           --                             17,882


PAUL F. SMITH              2000    142,600     16,250                       20,000                              6,353
Vice President, Sales      1999    130,000     65,000                       10,000                              9,350
                           1998    130,000     48,750                           --                              4,030

STEPHEN J. DOOREY          2000    132,200     16,250                       20,000                             14,545
Vice President and Chief   1999    130,000     65,000                       10,000                             12,473
Financial Officer          1998    115,000     44,250                           --                              7,532

Notes:
     (1)  Positions indicated are those at June 30, 2000.
     (2) The salary of this Named Executive Officer is expressed in U.S. dollars. For purposes of the table, his salary was converted to Canadian dollars using the simple average of the closing exchange rate on the last day of each month during the relevant fiscal year.

Aggregated Option Exercises During the Fiscal Year Ended June 30, 2000

     The following table sets out the options exercised by each of the Named Executive Officers during the fiscal year ended June 30, 2000 and held as at June 30, 2000 by each of the Named Executive Officers.

                                      Common Shares
                            -------------------------------
                                                                                                      Value of Unexercised
                                                                   Unexercised Options at         in-the-Money Options at June
                                               Aggregate              June 30, 2000                         30, 2000
                              Acquired on        Value                      (#)                               ($)
                                Exercise        Realized                Exercisable/                      Exercisable/
Name                              (#)             ($)                  Unexercisable                     Unexercisable
-------------------------------------------------------------------------------------------------------------------------------
ALLAN D. MILLMAN                  Nil             Nil                  45,000/35,000                          20,000/0
NICK E. VARANAKIS                 Nil             Nil                  25,000/25,000                          20,000/0
ALAN C. HUSSEY                    Nil             Nil                  25,000/25,000                          20,000/0
PAUL F. SMITH                   4,800          95,640                  20,200/25,000                               0/0
STEPHEN J. DOOREY                 Nil             Nil                  15,000/25,000                               0/0

Termination of Employment Contracts

     The Company has entered into an agreement with each of its Named Executive Officers pursuant to which the Company has agreed that in the event the employment of such officer is terminated following a change of control of the Company, the terminated officer will be entitled to receive a lump sum retiring allowance varying from one and one-half to two and one-half times the annual salary of the terminated officer and will also be entitled to continuation of normal employee benefits for an equivalent period.

Composition of the Compensation Committee

     During the fiscal year ended June 30, 2000, the Compensation Committee of the Board of Directors consisted of Messrs. Arthur H. Crockett, Maxwell Goldhar (until his death in December 1999) and James D. Meekison (who was appointed on February 23, 2000).

Report of the Compensation Committee

     The Compensation Committee is mandated to ensure that the Company's compensation policies are adequate to attract and retain highly qualified and experienced executives.

     The Company's compensation policy for Named Executive Officers (as defined below), including the chief executive officer, primarily emphasizes annual cash compensation. The Compensation Committee obtains survey data on executive compensation from independent professional compensation consultants, which it reviews with a view to assessing the Company's salary ranges and to determining its policies on executive compensation. At present, the target level for executive salaries is the 75 percent quartile level of companies of comparable size and in comparable businesses (Canadian companies for Company executives based in Canada and United States companies for the Company executive based in the United States).

     The Company has an Executive Gain Sharing Plan which relates a portion of the total executive compensation to the Company's overall performance. Under this plan, each of the Named Executive Officers was entitled during the 2000 fiscal year to receive a bonus based on the amount by which the Company's actual pre-tax income exceeded a pre-established target level.

     In addition, executives are periodically granted options to purchase Common Shares as a longer term component of their compensation.

Compensation of Directors

     The Company does not pay any compensation to the Named Executive Officer who is a director for his services as a director. During the fiscal year ended June 30, 2000, the Company paid each of its remaining directors who were not employees of the Company, with the exception of Ms. Rikki Meggeson who is Chair of the Board, a flat fee of Cdn$10,000 per calendar quarter plus out-of-pocket expenses incurred by him in attending meetings. Ms. Rikki Meggeson was paid an annual salary of Cdn$65,000, effective the date she became Chair of the Board, November 1, 1999, plus out-of-pocket expenses incurred by her in attending meetings. No additional amounts were payable for committee participation or special assignments.

     During the fiscal year ended June 30, 2000, four non-employee directors were granted options to purchase an aggregate of 40,000 Common Shares at a price of $21.50 per Common Share under the Outside Director Share Option Plan and two non-employee directors granted options to purchase an aggregate of 20,000 Common Shares at a price of $17.25 under the Outside Director Share Option Plan. Mr. Palmer, a director of the Company, is a partner of Fasken Martineau DuMoulin LLP, Toronto, Ontario, which has provided legal services to the Company for a number of years.

Directors' and Officers' Liability Insurance

     Under the existing policy of insurance, the Company is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers which are in excess of $10,000 deductible per occurrence, to a maximum of $50,000,000 in each policy year. The directors and officers of the Company are insured for losses arising from claims against them for certain of their acts, errors or omissions for which the Company does not indemnify them, to a maximum of $50,000,000 in each policy year. As at the date hereof, all of the directors and officers of the Company and its subsidiaries are included as insureds under the policy. All premiums for the policy are paid by the Company. The annual premium paid for directors' and officers' liability insurance was $98,000 for fiscal 2000. The premiums for the insurance are not allocated between directors and officers as separate groups.

Indebtedness of Directors and Officers

     None of the directors or senior officers of the Company or their respective associates or affiliates are or have been indebted to the Company since the beginning of the last completed fiscal year of the Company.


Item 12. Options to Purchase Securities from Company or Subsidiaries

     The following table describes options to acquire Common Shares of the Company outstanding as at December 13, 2000:

                                                           Number Under        Exercise Price per
                                                           ------------        ------------------
Recipient                                                     Option                 Share               Expiry Date
---------                                                     ------                 -----               -----------
Outside Directors                                              80,000               $   9.30              January 9, 2002
Outside Directors                                              40,000               $  15.00              August 17, 2003
Outside Directors                                              40,000               $  21.50              August 16, 2004
Outside Directors                                              20,000               $  17.25             January 24, 2005
TOTAL FOR OUTSIDE DIRECTORS                                   180,000

Officers                                                        5,000               $   8.50               April 10, 2001
Officers                                                       50,000               $   9.30              January 8, 2002
Officers                                                      105,200               $  12.30               April 16, 2002
Officers                                                       80,000               $  15.00              August 17, 2003
Officers                                                       80,000               $  21.50              August 16, 2004
Officers                                                       91,000               $  17.25             January 24, 2005
Employees                                                       5,000               $  12.30               April 16, 2002
Employees                                                      22,000               $  17.25            February 22, 2005
TOTAL FOR OFFICERS AND EMPLOYEES                              438,200

TOTAL FOR ALL DIRECTORS AND OFFICERS                          591,200

Independent Consultant                                         10,000               $  21.50              August 16, 2004
TOTAL FOR INDEPENDENT CONSULTANTS                              10,000

Stock Option Plans

     The Company has established a Key Employees' Share Option and Share Appreciation Rights Plan (the "ESOP") and an Outside Director Share Option and Share Appreciation Rights Plan (the "DSOP").

     An aggregate of 580,000 Common Shares has been reserved for issuance pursuant to the ESOP. Under the ESOP, the Company's Board of Directors may grant to full-time employees of the Company or its subsidiaries options to purchase such number of Common Shares as the Board in its discretion considers appropriate. The exercise price for the Common Shares covered by each option is determined by the Board of Directors, but must not be less than the fair market value of the Common Shares at the time of the grant of the option. Such options become exercisable as to 50% on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of grant. Options granted under the ESOP are non-assignable and expire on the earlier of (a) five years from the date of grant and (b) the earliest of (i) the first anniversary of the optionee's retirement, (ii) 180 days after the optionee's death, and
(iii) 90 days after any other termination of the employee's employment with the Company. As of December 12, 2000, options had been granted with respect to 520,000 Common Shares and options remained outstanding in respect of 438,200 Common Shares.

     Pursuant to the DSOP, an aggregate of 535,000 Common Shares has been reserved for issuance to directors who are not full-time employees of the Company. The DSOP entitles the Board of Directors to grant options thereunder at an exercise price determined by the Board of Directors, which must not be less than the greater of $1.10 per Common Share and the fair market value of the Common Shares on the date of grant. Options granted under the DSOP are fully vested on the first anniversary following the date of grant and must be exercised within five years from the date of grant. At December 12, 2000, options in respect of an aggregate of 420,000 Common Shares had been granted under the Outside Director Plan, of which options in respect of 180,000 Common Shares remain outstanding.

     Effective July 1, 2000, the ESOP and the DSOP were amended to allow holders of options to elect between exercising (i) options to purchase Common Shares, or
(ii) in lieu thereof tandem stock appreciation rights entitling the holder to receive a cash payment equal to the excess of the fair market value of the Common Shares subject to the option over the exercise price for such Common Shares. Any payment in respect of the tandem stock appreciation rights will be recorded as compensation expense at the time of payment.

     The Board of Directors of the Company is entitled to amend both the ESOP and the DSOP subject to the approval of The Toronto Stock Exchange, which approval would require shareholder approval in certain circumstances.

     The Company also has outstanding an option to purchase 10,000 Common Shares which was granted to an independent consultant.

     The Company does not provide financial assistance to optionees to facilitate the purchase of Common Shares under any of its stock option plans.


Item 13. Interest of Management in Certain Transactions

     Not Applicable


                                    PART II


Item 14. Description of Securities to be Registered

     Not Applicable.


                                    PART III


Item 15. Defaults Upon Senior Securities

     None.


Item 16. Changes in Securities and Changes in Security for Registered Securities

     None.


                                    PART IV


Item 17. Financial Statements.

     Not Applicable.


Item 18. Financial Statements.

     The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP appears in Note 14 thereto. See
Item 19.

Item 19. Financial Statements and Exhibits

(a) The following financial statements, financial statement schedules and related materials are filed as part of this annual report:

                                                                                         Page
                                                                                        Number
                                                                                        ------
        (1)   Auditors' Report to the Directors
        (2)   Consolidated Balance Sheets as at June 30, 2000 and 1999 (audited)
        (3)   Consolidated Statements of Income and Retained Earnings for the
              fiscal years ended June 30, 2000, 1999 and 1998 (audited)
        (4)   Consolidated Statements of Changes in Financial Position for the
              fiscal years ended June 30, 2000, 1999 and 1998 (audited)
        (5)   Notes to Consolidated Financial Statements
        (6)   Auditors' Report as to Financial Statement Schedule
        (7)   Schedule II - Valuation and Qualifying Accounts

(b)  The following exhibits are filed as part of this annual report:

     (1) Articles of incorporation and by-laws.

     (1.1)* The Company's Articles of Incorporation (Amalgamation), including all amendments thereto

     (1.2)*    The Company's By-Laws, including all amendments thereto


     (2) Instruments defining the rights of holders of registered equity securities.

     (2.1) Shareholder Protection Rights Agreement dated August 12, 1999 between the Company and CIBC Mellon Trust Company

     (2.2) Amended and Restated Outside Director Share Option and Share Appreciation Rights Plan dated July 1, 2000

     (2.3) Amended and Restated Key Employees' Share Option and Share Appreciation Rights Plan dated July 1, 2000

     (2.4)     Deferred Share Unit Plan for Outside Directors dated August 17,
               2000

     (3)       Contracts not made in the ordinary course of business.

     (3.1)*    Technology Transfer Agreement****

     (3.2)*    Technology Transfer Agreement****

     (3.3)*    U.S. Technology Transfer Agreement****

     (3.4)*    Umbrella Agreement****

     (3.5)** Agreement dated September 13, 1996 between Prototypes Limited, Notetry Limited and the Company****

     (3.6)* Agreement dated April 14, 1988 between the Company and Allan D. Millman

* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.
*** Incorporated by reference to File No. 0-26308, Annual Report on Form 20-F dated December 22, 1997.
**** Filed pursuant to Rule 24b-2 under which the Company has requested Confidential Treatement certain portions of this exhibit.

     (3.7)*    Agreement dated September 10, 1992 between the Company and Nick
               E. Varanakis

     (3.8)*    Agreement dated April 14, 1988 between the Company and Norman V.
               Soler

     (3.9)** Commitment Letter from a Canadian chartered bank (the "Bank") to the Company dated May 22, 1996

     (3.10)** General Security Agreement dated September 27, 1996 made by Company in favour of the Bank

     (3.11)** General Assignment of Book Debts, etc., dated September 27, 1996 made by the Company in favour of the Bank

     (3.12)** Form 2 Charge/Mortgage of Land issued by the Company to the Bank with regard to the real property municipally known as 1110 Hansler Road, Welland, Ontario

     (3.13)** Notice of Intention to give Security under Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

     (3.14)**  Agreement as to loans and advances and security therefore under
               Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

     (3.14)** Agreement re: operating credit line dated September 27, 1996 between the Bank and the Company

     (3.15)** Acceptance Agreement dated September 27, 1996 made by the Company in favour of the Bank

     (3.16)** Guarantee dated September 27, 1996 made by Fantom Technologies Direct, Inc. ("Fantom Direct") in favour of the Bank

     (3.17)** General Security Agreement dated September 27, 1996 made by Fantom Direct in favour of the Bank

     (3.18)** General Assignment of Book Debts, etc. dated September 27, 1996 made by Fantom Direct in favour of the Bank

     (3.19)** Agreement dated September 8, 1995 between the Company and Alan C. Hussey

     (3.20)**  Agreement dated September 8, 1995 between the Company and Linda
               L. Watson

     (3.21)*** Agreement dated May 8, 1997 between the Company and Joseph A.
               Shillington

     (3.22)*** Agreement dated May 20, 1997 between the Company and Paul Smith

     (3.23)*** Agreement dated July 14, 1997 between the Company and Stephen
               Doorey

* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.
*** Incorporated by reference to File No. 0-26308, Annual Report on Form 20-F dated December 22, 1997.
**** Filed pursuant to Rule 24b-2 under which the Company has requested Confidential Treatement certain portions of this exhibit.

     (3.24) Commitment Letter from a Canadian chartered bank (the "Bank") to the Company dated January 20, 1999.

                                                                    Page F 1

                     Consolidated Financial Statements of


                     FANTOM  TECHNOLOGIES
                     INC.

                                                                    Page F 2


AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Fantom Technologies Inc. as at June 30, 2000 and 1999 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended June 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended June 30, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian general accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended June 30, 2000 and shareholders' equity as at June 30, 2000 and 1999 to the extent summarized in note 14 to the consolidated financial statements.


(Signed) KPMG LLP

Chartered Accountants

Hamilton, Canada

August 18, 2000

                                                                    Page F 3



FANTOM TECHNOLOGIES INC.
Consolidated Balance Sheets


At June 30, 2000 and 1999
(in Canadian dollars)

---------------------------------------------------------------------
                                                         2000              1999
---------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents                     $           -      $  9,439,206
  Trade accounts receivable                        26,476,312        32,226,182
  Other receivables                                 1,750,779         3,089,162
  Income taxes receivable                           7,267,496                 -
  Inventories (note 2)                             23,909,087        19,835,717
  Prepaid expenses                                  3,152,299         2,179,522
  Deferred income taxes                               838,000           954,000
  -------------------------------------------------------------------
                                                   63,393,973        67,723,789

Advances receivable (note 3)                          951,150                 -

Deferred development costs, net of amortization     4,140,494         2,062,177

Property, plant and equipment, net (note 4)        35,552,377        29,010,139

---------------------------------------------------------------------
                                                $ 104,037,994      $ 98,796,105
---------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Bank indebtedness                             $   6,332,500      $          -
  Trade accounts payable                           21,764,909        21,175,261
  Royalty payable                                   1,472,890         2,968,355
  Co-op advertising accrual                         1,974,522         1,864,956
  Other payables and accruals                       2,496,629         2,686,767
  Income taxes payable                                      -         1,092,818
  Currency hedging exchange gains                   2,245,544         2,510,831
  Current portion of capital lease obligations              -            21,856
  -------------------------------------------------------------------
                                                   36,286,994        32,320,844

Currency hedging exchange gains                             -         3,482,790

Deferred income taxes                               7,408,605         3,926,274

Shareholders' equity:
  Share capital (note 6)                           28,988,827        27,949,287
  Retained earnings                                31,353,568        31,116,910
  -------------------------------------------------------------------
                                                   60,342,395        59,066,197

---------------------------------------------------------------------
                                                $ 104,037,994      $ 98,796,105
---------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                        Page F 4

FANTOM TECHNOLOGIES INC.
Consolidated Statements of Income and Retained Earnings
(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------
                                                                            Year ended June 30
                                                                   2000           1999                 1998
-----------------------------------------------------------------------------------------------------------
Sales                                                      $207,646,115   $242,045,457         $177,585,454

Cost of goods sold                                          135,507,033    155,492,659          113,661,329
-----------------------------------------------------------------------------------------------------------
                                                             72,139,082     86,552,798           63,924,125

Expenses:
  Selling, general and administrative                        66,793,648     63,116,152           47,675,507
  Research and development                                    2,212,574      1,359,072                   --
  Finance charges                                              (152,140)       (75,826)              48,527
-----------------------------------------------------------------------------------------------------------
                                                             68,854,082     64,399,398           47,724,034

-----------------------------------------------------------------------------------------------------------
Income before income taxes                                    3,285,000     22,153,400           16,200,091

Income taxes (note 8)                                         1,230,000      7,971,000            5,882,564

-----------------------------------------------------------------------------------------------------------
Net income                                                    2,055,000     14,182,400           10,317,527

Retained earnings at beginning of year                       31,116,910     18,015,632            7,698,105

Dividends (note 6)                                           (1,818,342)    (1,081,122)                  --

-----------------------------------------------------------------------------------------------------------
Retained earnings at end of year                           $ 31,353,568   $ 31,116,910         $ 18,015,632
-----------------------------------------------------------------------------------------------------------

Net income per share (note 10):
  Basic                                                    $       0.23   $       1.58
                                                           $       1.18
  Fully diluted                                            $       0.23   $       1.51
                                                           $       1.11
-----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                        Page F 5

FANTOM TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------
                                                                            Year ended June 30
                                                                   2000           1999                 1998
-----------------------------------------------------------------------------------------------------------
Cash provided by (used for):

Operations:
  Net income                                               $  2,055,000   $ 14,182,400          $10,317,527

  Items not requiring cash:
     Depreciation                                             3,338,583      2,491,505            1,484,330
     Deferred tax provision                                   3,598,331        463,041            1,083,033
     Amortization of deferred development costs                 349,286         59,152              299,573
  Change in non-cash operating working
    capital (note 11)                                        (8,120,007)    (5,578,874)          (4,245,118)
  (Decrease) increase in currency hedging
    exchange gains                                           (3,748,077)     5,311,090              682,531
-----------------------------------------------------------------------------------------------------------
                                                             (2,526,884)    16,928,314            9,621,876

Financing:
  Increase in bank indebtedness                               6,332,500             --                   --
  Payments on capital leases                                    (21,856)      (217,617)            (258,119)
  Issuance of common shares and warrant                       1,039,540        951,697              275,000
  Dividends paid                                             (1,818,342)    (1,081,122)                  --
-----------------------------------------------------------------------------------------------------------
                                                              5,531,842       (347,042)              16,881

Investments:
  Additions to property, plant and equipment                 (9,065,411)   (10,484,772)          (8,573,305)
  Additions to deferred development costs                    (2,427,603)    (1,267,092)          (1,153,810)
  Increase in advances receivable                              (951,150)            --                   --
-----------------------------------------------------------------------------------------------------------
                                                            (12,444,164)   (11,751,864)          (9,727,115)

-----------------------------------------------------------------------------------------------------------
(Decrease) increase in cash                                  (9,439,206)     4,829,408              (88,358)

Cash and cash equivalents, beginning of year                  9,439,206      4,609,798            4,698,156

-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $         --   $  9,439,206          $ 4,609,798
-----------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                        Page F 6

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

   The consolidated financial statements of Fantom Technologies Inc. (the "Company") have been prepared by management of the Company in accordance with accounting principles generally accepted in Canada which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States and rules and regulations prescribed by the United States Securities and Exchange Commission.

   The Company is incorporated under the Business Corporations Act (Ontario). The principal business activities are the design, manufacture and sale of vacuum cleaning devices.


1. Significant accounting policies:

   The most significant of the policies followed by the Company are as follows:

   (a) Basis of consolidation:

       The consolidated financial statements include the accounts of the Company's 100% owned subsidiaries: Fantom Technologies Direct, Inc., Fantom Technologies USA Holdings, Inc., Fantom Technologies USA, Inc. and Fantom Technologies Intellectual Property, Inc.

   (b) Inventories:

       Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value.

   (c) Property, plant and equipment:

       Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful asset lives at the following rates:

       -------------------------------------------------------------------------
       Asset                                                     Rate
       -------------------------------------------------------------------------
       Building                                                      2.5%
       Machinery and equipment                                      10.0%
       Tools and dies                                      10.0% to 25.0%
       Furniture and fixtures                                       10.0%
       Computer equipment                                           20.0%
       Patents                                                      10.0%
       License rights                                               20.0%
       -------------------------------------------------------------------------

     Leasehold improvements are amortized over the term of the lease.

                                                                        Page F 7

  (d) Amortization of equipment under capital lease:

      Amortization of equipment under capital lease is included in depreciation expense. Such amortization is computed by the straight-line method using rates of 10.0% to 20.0% per year.

  (e) Research and development:

      Expenditures for research are expensed as incurred. Expenditures for development of new products to be sold are capitalized when management determines that the product is technically and commercially feasible, otherwise they are expensed as incurred. Deferred development expenses are stated at cost and are amortized over a period of 2 to 5 years.

                                                                        Page F 8

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 2

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

1. Significant accounting policies (continued):

   (f) Pension costs:

       The assets of the defined benefit pension plans are recorded at market values. The pension expense for the year includes adjustments for plan amendments and experience gains and losses which are being amortized on a straight-line basis over the expected average remaining service life of each plan's participants.

   (g) Segmented information:

       The Company currently manufactures and markets its products in one operating segment, that being vacuum cleaning devices. Sales made to customers located in the United States amounted to $181,893,000 (1999:
       $219,213,000; 1998: $165,407,000). Property, plant and equipment, net of accumulated depreciation, located in the United States amounted to $1,408,000 (1999: $1,554,000).

       Sales to two customers for the year ended June 30, 2000 amounted to approximately 16% and 12% (1999: 23% and 9%; 1998: 25% and 10%) of total
       Company sales.

       At June 30, 2000 receivables outstanding from these sales were $6,463,000 (June 30, 1999: $7,898,000).

   (h) Foreign currency translation:

       The translation of foreign currency denominated monetary items is performed using current exchange rates in effect at the balance sheet date and of non-monetary items using rates of exchange in effect when the assets were acquired or obligation incurred. Sales and expense accounts are translated using average exchange rates during the period. Foreign exchange losses for the year ended June 30, 2000 of $810,000 (1999 gains:
       $1,693,000; 1998 losses: $194,000) resulting from translation are included in the results of operations for the year.

   (i) Revenue recognition:

       Sales and related costs are recorded by the Company upon shipment of products.

   (j) Warranties:

       The Company records a warranty accrual for estimated claims. The warranty on the Fantom products is for two years. It is the Company's practice to classify the entire warranty accrual as a current liability.

   (k) Use of estimates:

                                                                        Page F 9

       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                                       Page F 10

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 3

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

1.  Significant accounting policies (continued):

    (l) Derivative financial instruments:

        The Company uses derivative financial instruments to reduce the risks related to exchange rate fluctuations on certain transactions. Accordingly, the Company defers any unrealized gains and losses on these instruments until such time that the underlying transactions are realized.

    (m) Investment tax credits:

        Investment tax credits are recorded, using the cost reduction approach, when there is reasonable assurance that such credits ultimately will be realized.

2.  Inventories:

    Inventories are summarized as follows:

    ---------------------------------------------------------------------------
                                                              2000         1999
    ---------------------------------------------------------------------------
    Raw materials                                      $ 5,106,591  $ 5,941,907
    Finished goods                                      18,802,496   13,893,810
    ---------------------------------------------------------------------------
                                                       $23,909,087  $19,835,717
    ---------------------------------------------------------------------------

3.  Advances receivable:

    The Company has entered into arrangements with Omachron Technologies, Inc. (Omachron) covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The Company has advanced amounts to a company related to Omachron in conjunction with these arrangements. The advances are non-interest bearing and due on demand; however, the Company does not expect to demand payment within the next year. The Company has the right to elect to recover the advances by reducing certain amounts which may be payable under the arrangements with Omachron. The advances are secured by a charge against property of a guarantor.

                                                                       Page F 11

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 4

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

4.  Property, plant and equipment:

    ----------------------------------------------------------------------------
                                                            2000          1999
    ----------------------------------------------------------------------------
    Land                                              $     81,204  $    81,204
    Building                                             1,879,470    1,538,912
    Leasehold improvements                                 535,596      500,915
    Machinery and equipment                              6,678,367    5,921,477
    Tools and dies                                      20,523,676   20,005,474
    Furniture and fixtures                               1,695,480    1,222,956
    Computer equipment                                   3,297,076    2,722,103
    Equipment under capital lease                          776,815      776,815
    Patents                                              2,408,564    1,572,000
    License rights                                       2,276,250    1,280,000
    Construction in progress                             6,223,237      874,688
    ----------------------------------------------------------------------------
                                                        46,375,735   36,496,544

    Accumulated depreciation                           (10,823,358)  (7,486,405)

    ----------------------------------------------------------------------------

    Net book value                                    $ 35,552,377   $29,010,139
    ----------------------------------------------------------------------------

5.  Bank loan agreements:

    The Company has a credit facility with a Canadian chartered bank. The facility allows the Company to borrow up to a maximum of $35,000,000 for general operating requirements, $4,000,000 for capital expenditures and $20,000,000 to assist with research and development expenditures. The general operating component is subject to an availability formula based on trade accounts receivable and inventory. Interest on the general operating component is calculated at the prime rate of the Canadian chartered bank (7.5% at June 30, 2000), on the capital component at the prime rate plus 1/2% and on the research and development component at the prime rate plus 1%. Access to $20,000,000 of the general operating component, the $4,000,000 capital component and the $20,000,000 research and development component are subject to a 1/8% per annum standby fee on the daily unused portion. Any borrowings under this agreement are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets.

    The average effective interest rate on the Company's borrowings under these arrangements for the year ended June 30, 2000 was 7.2% (1999 and 1998: N/A).

                                                                       Page F 12

   At June 30, 2000, the unused amount available under the facility was $52,604,348 (fiscal 1999: $58,900,000).

6. Share capital:

   (a)  Capital stock:

        The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of class A, preferred shares, issuable in series and an unlimited number of class B, preferred shares, issuable in series.

                                                              Page F 13

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 5

Years ended June 30, 2000 and 1999
(in Canadian dollars)

-----------------------------------------------------------


6.   Share capital (continued):
     (a)  Capital stock (continued):

          The issued share capital of the Company is as follows:

          -------------------------------------------------
                                                   2000            1999
          -------------------------------------------------
          Common shares (note 6(b))    $28,988,627       $   27,949,087
          Warrant                              200                  200
          -------------------------------------------------
                                       $28,988,827       $   27,949,287
          -------------------------------------------------

          In August 1998, the Company issued to Omachron 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, for an aggregate subscription price of $808,700. The warrant will become exercisable on August 10, 2000 and will be exercisable for three years thereafter at a price of $16.17 per common share.


     (b)  Changes in common shares:

          --------------------------------------------------------------------
                                                                Shares            Amount
          --------------------------------------------------------------------
          Outstanding at June 30, 1997                       6,811,693      $   18,111,532

          Conversion of preferred shares to common shares    1,598,915           1,902,258
          Exercise of special warrants                         500,000           6,708,800
          Exercise of stock options                             40,000             275,000
          --------------------------------------------------------------------
          Outstanding at June 30, 1998                       8,950,608          26,997,590

          Exercise of stock options                             20,000             142,997
          Shares issued from treasury for cash                  50,000             808,500

          --------------------------------------------------------------------
          Outstanding at June 30, 1999                       9,020,608          27,949,087

          Exercise of stock options                            109,800           1,039,540
          --------------------------------------------------------------------
          Outstanding at June 30, 2000                       9,130,408      $   28,988,627
          --------------------------------------------------------------------

     (c)  Stock option plans:

          The Company has established a Key Employees' Stock Option Plan (the "ESOP") and an Outside Director Share Option Plan (the "DSOP"). Options to purchase common shares of the Company under the Plans may be granted by

                                                              Page F 14


          the Board of Directors to certain employees and directors of the Company. In addition, the Board of Directors may grant options to independent consultants. At June 30, 2000, 199,500 of the 1,125,000 common shares reserved for issuance remain available for future grants.

                                                              Page F 15


FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 6

Years ended June 30, 2000 and 1999
(in Canadian dollars)
-------------------------------------------------------------

6.   Share capital (continued):


     (c)  Stock option plans (continued):

          The exercise price for the common shares covered by the foregoing option arrangements is determined by the Board of Directors, but must not be less than the fair market value of the common shares at the time of the grant of the option. Options granted mature five years after the date of grant and vest no later than two years from the date of grant.

          Changes in the outstanding stock options relating to the plans:


-------------------------------------------------------------
                                                                 Weighted
                                                                 Average
                                               Number of         Exercise
                                                Shares            Price
-------------------------------------------------------------
          Outstanding at June 30, 1998         387,500            $ 9.75

          Granted                              130,000            $15.00
          Cancelled                             (2,500)           $12.30
          Exercised                            (20,000)           $ 7.15
-------------------------------------------------------------
          Outstanding at June 30, 1999         495,000            $11.21

          Granted                              294,000            $19.42
          Cancelled                            (11,000)           $21.11
          Exercised                           (109,800)           $11.43

-------------------------------------------------------------
          Outstanding at June 30, 2000         668,200            $14.94

-------------------------------------------------------------
          Stock options granted during the year ended June 30, 2000 include 10,000 options to an independent consultant.

          At June 30, 2000, 325,200 (1999: 365,000) options were exercisable at an average exercisable price of $11.09 (1999: $9.85). The weighted average remaining contractual life of the options is 3.0 years.

                                                                       Page F 16

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 7

Years ended June 30, 2000 and 1999
(in Canadian dollars)

________________________________________________________________________________

6.   Share capital (continued):

     (c) Stock option plans (continued):

         The following table summarizes information about fixed stock options outstanding at June 30, 2000.

         -----------------------------------------------------------------------
                                                                        Options
                          Options Outstanding                       Exercisable
         -----------------------------------------------------------------------

         Exercise           Number        Remaining Contractual          Number
         Price            Outstanding             Life              Exercisable
         -----------------------------------------------------------------------

         $5.00              20,000              0.3 years             20,000
         $8.50               5,000              0.8                    5,000
         $9.30             130,000              1.6                  130,000
         $12.30            110,200              1.8                  110,200
         $15.00            120,000              3.1                   60,000
         $17.25            143,000              4.6                        -
         $21.50            140,000              4.1                        -
         -----------------------------------------------------------------------
                           668,200                                   325,200
         -----------------------------------------------------------------------

         Effective July 1, 2000, the ESOP and the DSOP were amended to allow eligible participants to elect between exercising (i) options to purchase Common Shares or (ii) in lieu thereof, tandem stock appreciation rights entitling the participant to receive a cash payment equal to the value of such options. Any payment in respect of the tandem stock appreciation rights will be recorded as compensation expense at the time of payment.


     (d) Shareholder rights plan:

         On August 12, 1999, the Board of Directors adopted a Shareholder Protection Rights Plan (the "Plan"). The Plan was confirmed by the shareholders at the 1999 annual and special meeting of the shareholders held on October 21, 1999. The Plan will terminate at the annual meeting of shareholders in the calendar year 2002. The purpose of the Plan is to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that does not treat all shareholders equally or fairly.

         Under the Plan, each shareholder will be issued one right for each common share. The rights become exercisable at the close of business on the tenth trading day after the earliest of (i) the first date of public announcement of facts indicating that a person (an "Acquiring Person") has acquired beneficial

                                                                       Page F 17

     ownership of 20% or more of the Company's outstanding voting shares, subject to certain exceptions; (ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a take-over bid (other than a Permitted Bid or a competing Permitted Bid); (iii) the date upon which a Permitted Bid or a competing Permitted Bid ceases to be such or such later time as may be determined by the Board of Directors. Should a person become an Acquiring Person (a "Flip-in Event"), each right entitles the holder to purchase from the Company one common share at a price equal to 50% of the market price per common share determined at that time, subject to anti-dilution adjustments.

                                                                       Page F 18

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 8

Years ended June 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

6.   Share capital (continued):

     (d)  Shareholder rights plan:

          A Permitted Bid is a take-over bid made to all holders of the Company's voting shares and that is open for acceptance for not less than 60 days.

          Other than as described above, the rights are not exercisable and cannot be transferred apart from the common shares. At any time prior to a Flip-in Event, the Board of Directors may redeem the rights in whole at a redemption price of $0.001 per right (subject to adjustment for any anti-dilution) and subject to shareholder approval.

     (e)  Dividends:

          Dividends declared during fiscal 2000 on common shares were $0.20 per share (fiscal 1999: $0.12) or $1,818,342 (fiscal 1999: $1,081,122). No dividends were declared in 1998.


7.   Pension plans:

     The Company has established two pension plans which cover substantially all of its employees. One plan is a defined benefit plan and the other has both a defined benefit and a defined contribution component. As at June 30, 2000 the accrued benefit obligation of the defined benefit pension plans was approximately $5,109,000 (June 30, 1999: $4,769,000) and the market value of the related pension fund assets was $5,293,000 (June 30, 1999:
     $4,379,000).

8.   Components of consolidated income taxes:


     -------------------------------------------------------------------------------------
                                                          2000          1999          1998
     -------------------------------------------------------------------------------------

     Provision based on statutory combined
      federal and provincial income tax
      rates (2000: 44.5%, 1999 and 1998:  44.6%)    $1,462,000   $ 9,880,000   $ 7,225,000
     Manufacturing and processing profits
      deduction                                       (297,000)   (1,994,000)   (1,458,000)
     Other                                              65,000        85,000       115,564
     --------------------------------------------------------------------------------------
                                                    $1,230,000   $ 7,971,000   $ 5,882,564
      -------------------------------------------------------------------------------------

9. Commitments:

                                                                       Page F 19

  (a) Under various technology transfer agreements, the Company has an obligation to pay royalties based upon sales of products using dual-cyclonic technology. In some instances, the Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights. Minimum royalty payments for fiscal 2001 amount to approximately $1,180,800. The agreements extend until the basic patents expire with bi-annual adjustments in the royalty rate based on the change in the consumer price index. The first of the basic patents does not expire until calendar 2003.

                                                                       Page F 20

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 9

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

9.  Commitments (continued):

    (b) Under the technology agreements with Omachron, the Company has an obligation to pay fees as each product using a particular technology is accepted and fees based upon sales of the products. The Company may elect to cancel its rights to a product at any time and thereby remove any future obligation. At June 30, 2000, payments remaining on products accepted amount to $350,000 US per year for each fiscal year from 2001 to 2004.

    (c) At June 30, 2000 the Company had committed to spend $1,405,000 for equipment and tooling.

10. Net income per share:

    Basic net income per share has been calculated using the weighted monthly average number of common shares outstanding during the respective fiscal years. These were 9,092,228 shares for fiscal 2000, 9,002,060 shares for fiscal 1999 and 8,777,290 shares for fiscal 1998.

    The fiscal 2000 net income for the calculation of fully diluted net income per share has been increased by $267,000 (fiscal 1999: $169,000; 1998:
    $95,000) being the after-tax effect of the investment at 5% (1999 and 1998:
    4%) of the proceeds of the exercise of the stock options and warrant mentioned in note 6, and assuming that the exercise occurred at the later of the beginning of the year and the issue date. The number of shares outstanding for purposes of calculating fully diluted net income per share was 9,716,824 for fiscal 2000, 9,485,608 for fiscal 1999 and 9,340,608 for fiscal 1998. For fiscal 2000, the calculation of fully diluted earnings per share results in no dilution of earnings per share.

11. Consolidated Statements of Cash Flows:

    (a) Changes in non-cash operating working capital are as follows:

      -----------------------------------------------------------------------------
                                               2000         1999           1998
      -----------------------------------------------------------------------------
      Trade accounts receivable           $ 5,749,870   $ 3,295,740   $(11,411,287)
      Other receivables                     1,338,383    (1,839,273)     2,293,873
      Income taxes receivable              (7,267,496)            -              -
      Inventories                          (4,073,370)   (1,470,095)    (3,435,263)
      Prepaid expenses                       (972,777)      (70,695)    (1,306,734)
      Trade accounts payable                  589,648    (4,342,103)     9,132,846
      Royalty payable                      (1,495,465)      482,619        245,855
      Co-op advertising accrual               109,566      (118,508)     1,140,744
      Other payables and accruals            (190,138)       98,766        (60,277)

                                                                       Page F 21

      Income taxes payable                 (1,092,818)   (1,094,315)      (113,173)

      ----------------------------------------------------------------------------
                                          $(7,304,597)  $(5,057,864)  $ (3,513,416)
      ============================================================================

      Relating to operating activities    $(8,120,007)  $(5,578,874)  $ (4,245,118)
      Relating to investing activities        815,410       521,010        731,702

      ----------------------------------------------------------------------------
                                          $(7,304,597)  $(5,057,864)  $ (3,513,416)
      ============================================================================

                                                                       Page F 22

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 10

Years ended June 30, 2000 and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------

11.  Consolidated Statements of Cash Flows (continued):

     (b) Supplemental cash flow information:

         -----------------------------------------------------------------------------------------
                                                                    2000         1999         1998
         -----------------------------------------------------------------------------------------
         Cash paid during the year for:
           Income taxes, net of refunds                       $5,376,224   $7,632,635   $4,913,000
           Interest                                              277,823        8,085       49,000
           Dividends                                           1,818,342    1,081,122            -

         Cash received from interest                             189,655       67,089      103,133

         Non-cash financing and investing activities:
           Additions to property, plant and equipment
            through working capital                             (815,410)    (521,010)    (731,702)
           Change in non-cash working capital relating
            to investments                                       815,410      521,010      731,702
         -----------------------------------------------------------------------------------------

12.  Financial instruments:

     (a)  Foreign currency rate risk:

          The Company realizes a significant portion of its sales in a foreign currency and enters into various types of foreign exchange contracts in managing its foreign exchange risk. The Company does not hold or issue financial instruments for trading purposes. At June 30, 2000 the Company held forward foreign exchange contracts with an aggregate notional amount of $134,000,000 U.S. to sell U.S. dollars at an average rate of 1.4692 Canadian per U.S. dollar expiring at various dates to April 2002. At June 30, 2000 these contracts had a positive fair value of $79,000 based on quotations from the Company's bank.

          During fiscal 1999, the Company settled certain foreign exchange contracts prior to their maturity dates at a gain. As at June 30, 1999, $5,993,621 of these gains were deferred until the sales transactions originally hedged are recognized. As at June 30, 2000, $2,245,544 of these gains remain deferred.

     (b)  Credit risk:

          The Company does not have a significant exposure to any individual customer other than the customers previously noted in note 1(g). The Company reviews a new retail customer's credit history before extending credit and conducts regular reviews of its existing retail customers' credit performance. The Company currently obtains credit insurance coverage from the Export Development

                                                                       Page F 23

          Corporation on most domestic and export retail sales. Credit extended on sales made directly to individuals is based on credit card authorization. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts at June 30, 2000 was $395,700 (fiscal 1999: $660,000).

                                                                       Page F 24

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 11
Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

13.  Related party transactions:

     During fiscal 1999, the Company paid $50,000 to a director of the Company for consulting services provided in addition to his responsibilities as a director.


14.  Reconciliation to United States Generally Accepted Accounting Principles:

     Reconciliations of net income determined in accordance with generally accepted accounting principles in Canada to net income determined under accounting principles which are generally accepted in the United States are as follows:

--------------------------------------------------------------------------------------

                                                                     Year ended June 30
                                                             2000          1999          1998
--------------------------------------------------------------------------------------
Net income for the
 period, as reported                                   $ 2,055,000   $14,182,400   $10,317,527

Development expenses (a)                                (2,078,317)   (1,207,940)     (854,237)

Valuation of forward foreign exchange
 contracts (b)                                          (3,758,968)    9,708,512    (3,518,000)

Pension expense (c)                                        169,000       147,000       (20,600)

Retiree benefits expense (d)                              (169,000)            -             -

Valuation of options and warrant (e)                      (518,453)     (213,585)     (215,900)

Capitalization of interest (h)                             220,000             -             -

Valuation of advances receivable (i)                      (120,000)            -             -

Income tax expense (f)                                   2,101,000    (3,200,000)    1,505,500

--------------------------------------------------------------------------------------
Net income (loss) for the  period in accordance
 with United States accounting
 principles                                             (2,099,738)   19,416,387     7,214,290

Minimum pension liability adjustment (c)                   382,990      (722,100)            -

--------------------------------------------------------------------------------------
Comprehensive income (loss) for the period in
 accordance with United States accounting
 principles                                            $(1,716,748)  $18,694,287   $ 7,214,290
--------------------------------------------------------------------------------------

                                                                       Page F 25

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 12

Years ended June 30, 2000 and 1999
(in Canadian dollars)

------------------------------------------------------------------------------

14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

 -----------------------------------------------------------------------------
                                                   Year ended June 30

                                                   2000    1999   1998
 -----------------------------------------------------------------------------

     Net income (loss) per share in accordance
       with United States accounting
       principles (i) - Basic                    $(0.23)  $2.16  $0.82
                      - Diluted                  $(0.23)  $2.12   0.81
 -----------------------------------------------------------------------------

     Differences between Canadian and United States accounting principles are as follows:

     (a) Under Canadian accounting principles, development cost, which meet certain criteria, are deferred and amortized. Under United States accounting principles, development costs are expensed as incurred. Total research and development expenses under United States accounting principles for the year ended June 30, 2000 are $4,411,000 (1999:
          $2,567,000; 1998: $1,992,000).

     (b) Under Canadian accounting principles, forward foreign exchange contracts may, under certain circumstances, be accounted for as a hedge of forecasted sales. Under United States accounting principles, as outlined in Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", a forward foreign exchange contract that does not hedge an identifiable firm foreign currency commitment is treated as speculative and any gain or loss must be included as other income in the determination of net income.

     (c) Pension expense under United States accounting principles (see calculation which follows) may differ from that expensed under Canadian accounting principles due to various differences in the respective pronouncements. These differences may include the assumptions on interest rates and the method of amortizing experience gains and losses.

          The U.S. pronouncement, Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", would have been effective for the Company's fiscal year ending June 30, 1990. The Company has implemented the provisions of the Standard effective July 1, 1991 resulting in a credit to accumulated deficit at July 1, 1991 of $38,274 under United States accounting principles. The transition asset is being amortized over fifteen years.

                                                                       Page F 26

          The U.S. pronouncement, Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", was effective for the Company's fiscal year ending June 30, 1999. The Standard identifies disclosure requirements without changing the recognition or measurement of pension or other postretirement benefit plans.

                                                               Page F 27


FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 13

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------
14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

          The following table sets forth the change in projected benefit obligation, change in plan assets, funded status and amounts which would have been recognized in the consolidated balance sheet under United States accounting principles:

          ----------------------------------------------------------------------------------
                                                                                 June 30
                                                                             2000                  1999
          ----------------------------------------------------------------------------------
          Projected benefit obligation, beginning of year           $   5,874,500         $   4,765,600
          Service cost                                                    306,000               255,200
          Interest cost                                                   364,300               306,900
          Actuarial (gain) loss                                          (641,357)              384,900
          Benefits paid                                                  (171,943)             (218,700)
          Plan amendments                                                       -               380,600

          ----------------------------------------------------------------------------------
          Projected benefit of obligation, end of year              $   5,731,500         $   5,874,500
          ----------------------------------------------------------------------------------

          Fair value of plan assets, beginning of year              $   4,378,500
                                                                    $   4,188,000
          Company contributions                                           589,400               604,300
          Actual return on plan assets                                    497,043               (89,200)
          Transfer to defined contribution component                            -              (105,900)
          Benefits paid                                                  (171,943)             (218,700)

          ----------------------------------------------------------------------------------
          Fair value of plan assets, end of year                    $   5,293,000         $   4,378,500
          ----------------------------------------------------------------------------------

          Funded status                                             $    (438,500)        $  (1,496,000)

          Unrecognized transition asset                                   (76,426)              (95,626)

          Unrecognized net loss                                           844,396             1,667,800

          Unrecognized prior service cost                                 782,000               813,300

          Adjustment to recognize minimum
            liability                                                  (1,320,270)           (1,959,474)

          ----------------------------------------------------------------------------------
          Net pension asset (liability)                             $    (208,800)        $  (1,070,000)
          ----------------------------------------------------------------------------------

          During 2000, an adjustment to reduce the net pension asset by $1,320,270 (1999: $1,959,474) is required to recognize the minimum pension liability

                                                            Page F 28

          required by SFAS No. 87. An intangible asset equal to the unrecognized prior service cost of $782,000 (1999: $813,300) is also recognized. The net reduction in total assets, net of deferred tax impact of $199,160 (1999: $424,074) of $339,110 (1999: $722,000) is reflected as accumulated comprehensive income within shareholders' equity.

                                                                       Page F 29



FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 14

Years ended June 30, 2000 and 1999
(in Canadian dollars)

------------------------------------------------------------------------------

14. Reconciliation to United States Generally Accepted Accounting Principles (continued):


          Assumptions used in developing projected benefit obligation were as follows:

          -------------------------------------------------------------------------------------------------------
                                                                                                  Year ended June
          30
                                                                                2000                1999              1998
          -------------------------------------------------------------------------------------------------------
          Discount rate                                                         7.0%                6.0%             6.25%
          Rate of increase in salary compensation                               4.0%                4.0%             4.0%
          Rate of return on plan assets                                        8.75%               8.75%             8.75%
          -------------------------------------------------------------------------------------------------------


          Net pension expense under United States accounting principles was calculated as follows:

          -------------------------------------------------------------------------------------------------------
                                                                                                  Year ended June
          30
                                                                                2000                1999              1998
          -------------------------------------------------------------------------------------------------------
          Defined benefit components:
            Service cost on benefits
              earned during the
              period                                                    $    306,000        $    255,200      $    251,302

          Interest cost on projected
            benefit obligation                                               364,300             306,900           321,530

          Expected return on plan assets                                    (387,000)           (381,800)         (346,996)

          Net amortization                                                    84,100              63,400            15,080
          -------------------------------------------------------------------------------------------------------
                                                                             367,400             243,700           240,916

          Defined contributions component                                    227,000             201,300           166,872
          -------------------------------------------------------------------------------------------------------
                                                                        $    594,400        $    445,000      $    407,788
          -------------------------------------------------------------------------------------------------------

          The Company's pension plan assets include short-term notes and treasury bills, bonds, common and preferred stocks and pooled fund investments.

     (d) During 2000, the Company agreed to provide health, dental and life insurance benefits to its employees after their retirement date. Under Canadian accounting principles the cost of these benefits for the year ended June 30,

                                                                 Page F 30


          2000 would be expensed only if benefit payments were required. The U.S. pronouncement, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires accrual, during the years that the employee renders the necessary service, of the expected cost of providing postretirement benefits.

                                                                       Page F 31

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 15

Years ended June 30, 2000 and 1999
(in Canadian dollars)

-------------------------------------------------------------------

14. Reconciliation to United States Generally Accepted Accounting
    Principles (continued):

     The following table sets forth the change in projected benefit obligation, funded status and amounts which would have been recognized in the consolidated balance sheet under United
     States accounting principles at June 30, 2000:

     --------------------------------------------------------------

     Projected benefit obligation, beginning of year                 $       -

     Plan amendments                                                   710,200
     Service cost                                                       68,000
     Interest cost                                                      46,000
     Benefits paid                                                     (14,000)

     --------------------------------------------------------------
     Projected benefit obligation, end of year                       $ 810,200

     Assets at fair value, beginning and end of year                         -

     --------------------------------------------------------------
     Funded status                                                    (810,200)

     Unrecognized prior service cost                                   641,200

     --------------------------------------------------------------
     Net retirement benefits liability                               $ 169,000
     --------------------------------------------------------------

     Company contributions to fund benefit payments during 2000 were $14,000.

     Assumptions used in developing the projected benefit obligation include a discount rate of 7.0% and a rate of increase in salary compensation of 4.0%. Health care costs are assumed to increase by 11% next year and decrease to 5.5% in year seven and thereafter.

     Net retirement benefits expense under United States accounting principles was calculated as follows for the year ended June 30, 2000:

     --------------------------------------------------------------

     Service cost on benefits earned during the period               $  68,000
     Interest cost on projected benefit obligation                      46,000
     Amortization of prior service cost                                 55,000

     --------------------------------------------------------------
                                                                     $ 169,000
     --------------------------------------------------------------

                                                                       Page F 32

     Assumed health care cost trend rates have a significant impact on the
     amounts reported for health care plans.   A 1% change in assumed health
     care cost trend rates would have the following impact:

     -----------------------------------------------------------------
                                                       1% Increase  1% Decrease
     -----------------------------------------------------------------

     Effect on total service and interest cost components $ 45,000 $ (25,000) Effect on accumulated post-retirement benefit
     obligation                                           $154,000  $(124,000)
     ---------------------------------------------------------------

                                                                       Page F 33

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 16

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

14.Reconciliation to United States Generally Accepted Accounting Principles
   (continued):

  (e) During 2000, the Company issued options to purchase 10,000 common shares to an independent consultant who is a principal of Omachron Research Inc., which provides research and development services to the Company. During 2000 the Company issued options to purchase 60,000 (1999: 50,000) common shares under the Outside Director Share Option Plan (see note 6(c)). Also during 1999, the Company issued a warrant to purchase 20,000 common shares to Omachron Technologies Inc. (see note 6(a)). Under statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" the fair value of these options and warrant must be recognized as an expense and as additional paid in capital.

      The fair value of each option issued to a director at the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000 and 1999 respectively: dividend yield of 0.8% and 0.8%, expected volatility of 57% and 35%, risk-free interest rates of 7.1% and 5.1% and expected lives of
      3.5 and 3 years.

      The fair value of each option issued to the consultant has also been estimated using the Black-Scholes option pricing model at June 30, 2000 with the following assumptions: dividend yield 1.8%, expected volatility of 57%, risk-free interest rate of 7.2% and expected life of 4.2 years.

      The fair value of the warrant at the date of grant has been estimated using the same pricing model with the following assumptions used: dividend yield of 0.8%, expected volatility of 50 percent, risk-free interest rates of 5.5 percent and expected life of 5 years.

      The options issued to the independent consultant vest two years from the date of grant and must be exercised within five years of the date of grant. The options issued to outside directors vest one year from the date of grant and must be exercised within five years from the date of the grant.

  (f) Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), for its financial statements presented under United States accounting principles. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method, as recorded under Canadian accounting principles, to an asset and liability approach. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the

                                                                       Page F 34

      financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

                                                                       Page F 35

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 17

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

      At June 30, 2000 and 1999 the components of deferred tax balances under FAS 109 were as follows:

      ------------------------------------------------
                                                    June 30
                                              2000          1999
      ------------------------------------------------

      Deferred tax assets:
      Net pension liability            $    77,000   $   396,000
      Accrued liabilities                  579,000       712,000
      Retirement benefits liability         61,000             -
      ------------------------------------------------
      Net deferred tax assets              717,000     1,108,000


      Deferred tax liabilities:
      Intangible asset                    (282,000)     (301,000)
      Property, plant and equipment     (6,223,000)   (5,186,000)
      Other                               (189,000)            -

      ------------------------------------------------
      Net deferred tax liabilities      (6,674,000)   (5,487,000)

      ------------------------------------------------
      Net deferred tax balance         $(5,957,000)  $(4,379,000)
      ------------------------------------------------

      The Company's income before income taxes was substantially earned in the Canadian tax jurisdiction.

  (g) Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value and the methods and significant assumptions used to estimate fair value for all financial instruments. Given that trade accounts and other receivables and trade accounts and royalty payables are all current their book value approximates fair value.

  (h) Under Canadian accounting principles, interest cost has been expensed as incurred. The U.S. pronouncement, Statement of Financial Accounting Standards No. 34, Capitalization of Interest Costs, requires interest cost be capitalized for qualifying assets during construction. During 2000, interest cost of $278,000 (1999: $8,000; 1998: $49,000) was incurred of which $220,000(1999 and 1998: nil) was capitalized.

                                                                       Page F 36

  (i) U.S. Accounting Principles Board Opinion No. 21, Interest on Receivables and Payables, requires a note receivable, issued without a stated interest rate, to be valued at its market value using an imputed interest rate. Using an imputed interest rate of 7.5% and an estimated repayment period of 3 years, the advances receivable at June 30, 2000 of $951,150 have an estimated market value of $831,150.

                                                                       Page F 37

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 18

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------

14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

    (j) Statement of Financial Accounting Standards No. 128, "Earnings Per Share", is effective for the Company's fiscal year ending June 30, 1998 and has been applied on a retroactive basis.

          ----------------------------------------------------------------------------
                                              Income (loss)    Shares        Per share
                                              (Numerator)   (Denominator)      Amount
          ----------------------------------------------------------------------------
          Year ended June 30, 2000:
           Basic EPS                         $(2,099,738)      9,092,228       $ (0.23)
                                                                               =======

           Effect of Dilutive Securities               -               -             -

          ----------------------------------------------------------------------------
          Diluted EPS                        $(2,099,738)      9,092,228       $ (0.23)
          ----------------------------------------------------------------------------

          Year ended June 30, 1999:
           Basic EPS                         $19,416,387       9,002,060       $  2.16
                                                                               =======

           Effect of Dilutive Securities:
            Stock options                                        158,807

          ----------------------------------------------------------------------------
          Diluted EPS                        $19,416,387       9,160,867       $  2.12
          ----------------------------------------------------------------------------

          Year ended June 30, 1998:
           Basic EPS                         $ 7,214,290       8,777,290       $  0.82
                                                                               =======

           Effect of Dilutive Securities:
            Stock options                                        123,722
            Special warrants                                       5,263

          ----------------------------------------------------------------------------
          Diluted EPS                        $ 7,214,290       8,906,275       $  0.81
          ----------------------------------------------------------------------------

          At June 30, 2000 there are outstanding stock options and a warrant to purchase common shares which may cause a dilution of earnings per share in future periods. For the year ended June 30, 2000 the impact of these equity instruments is antidilutive.

                                                                       Page F 38

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 19

--------------------------------------------------------------------------------

Years ended June 30, 2000 and 1999
(in Canadian dollars)


14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

     (k) At June 30, 2000, the Company has a stock-based compensation plan which is described below. The Company applies APB Opinion 25 and related Interpretations in accounting for compensation costs for the employee stock option plan for U.S. GAAP purposes. Accordingly, no compensation cost has been recognized under U.S. GAAP for the plan. Had compensation cost for the plan been determined based on the fair value at the grant date for awards under the plan consistent with the method of FASB Statement 123, the Company's U.S. GAAP net income and earnings per share would have been reduced to the pro forma amounts indicated below:


           -----------------------------------------------------------------------------
                                                          2000          1999        1998
           -----------------------------------------------------------------------------
           Net income (loss)          As reported  $(2,099,738)  $19,416,387  $7,214,290
                                      Pro forma    $(2,886,296)  $19,034,471  $6,890,890

           Basic earnings
            (loss) per share          As reported  $     (0.23)  $      2.16  $     0.82
                                      Pro forma    $     (0.32)  $      2.11  $     0.79

           Diluted earnings (loss)
            per share                 As reported  $     (0.23)  $      2.12  $     0.81
                                      Pro forma    $     (0.32)  $      2.08  $     0.77
           ----------------------------------------------------------------------------


           The options granted, under the Key Employees Stock Option Plan (see note 6(c)), cannot have a term exceeding 5 years and become exercisable as to 50% on the first anniversary of the date of grant and as to the balance on the second anniversary of the date of grant.

           The fair value of each option at the date of grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000 and 1999 respectively: dividend yield of 0.8% and 0.8%, expected volatility of 57 and 35 percent, risk-free interest rates of 7.1 and 5.1 percent and expected lives of 3.5 and 3 years. No options were granted in 1998.

     (l) Investment tax credits recorded against taxes otherwise payable during the year ended June 30, 2000 amounted to $700,000 (1999:
           $600,000, 1998: Nil). Accounting for these credits using the deferral method under United States accounting principles results in the same accounting as under Canadian accounting principles.

                                                                   Page F 39

     (m) In June 1998, the FASB issued SFAS No. 133 "Derivative Instruments and Hedging Activities". In June, 1999, the FASB issued SFAS No. 137 which delayed the date SFAS No. 133 will be effective to for fiscal quarters beginning after June 15, 2000. SFAS No 133 requires that the Company report all derivative instruments on the balance sheet at fair value. Management has not determined the impact of adoption of SFAS No. 133 on its U.S. GAAP disclosures.

           In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 - Revenue Recognition in Financial Statements which is effective for the Company's fiscal year beginning July 1, 2000. Management has not determined the impact of adoption of SAB 101 on its U.S. GAAP disclosures.

                                                                       Page F 40

FANTOM TECHNOLOGIES INC.
Notes to Consolidated Financial Statements, page 20

Years ended June 30, 2000 and 1999
(in Canadian dollars)

--------------------------------------------------------------------------------
14. Reconciliation to United States Generally Accepted Accounting Principles (continued):

          The cumulative effect of the application of the above-noted United States accounting principles on the balance sheet of the Company as at June 30, 2000 would be to decrease deferred development costs asset by $4,140,494 (1999: $2,062,177), decrease net pension asset by $160,000
          (1999: $107,000), decrease advances receivable by $120,000 (1999:
          Nil), increase property, plant and equipment by $220,000 (1999: Nil) increase intangible pension asset by $782,000 (1999: $813,300), decrease net deferred tax assets by $121,000 (1999: increase $154,000) decrease provision for loss on forward foreign exchange contracts by $186,000 (1999: $196,891), increase retirement benefit liability by $169,000 (1999: Nil), increase accrued pension liability by $208,800 (1999: $1,070,000), decrease currency hedging gains by $2,245,544 (1999: $5,993,621), decrease deferred tax liability by $528,274 (1999:
          increase $1,622,816) and decrease shareholders' equity by $957,476 (1999: increase $2,295,819).


15. Advertising costs:

    Under Canadian accounting principles, costs of developing direct response advertising incurred during periods prior to airing of the ads are deferred and expensed in the period the ads are aired. At June 30, 2000, production costs of $212,000 (1999: $627,000) related to future direct response advertising have been recorded as a prepaid expense under Canadian and United States accounting principles, as outlined in Statement of Position 93-7, Reporting on Advertising Costs, issued by the AICPA, and will be amortized based on the expected revenue to be generated by the advertising. Direct response advertising consists of television infomercials.

    Payments made for airtime in advance of the airing of direct response advertising are recorded as prepaid expenses and expensed when the ad airs. At June 30, 2000, under both Canadian and United States accounting principles, prepaid air time was $ 158,000 (1999: $366,000)

    Total media and co-op advertising expense for the year ended June 30, 2000 was $30,262,000 (1999: $28,225,000; 1998: $22,631,000).



16. Comparative figures:

    Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

                                                                       Page F 41






AUDITORS' REPORT


To The Board Of Directors
Fantom Technologies Inc.


Under date of August 18, 2000, we reported on the consolidated balance sheets of Fantom Technologies Inc. as of June 30, 2000 and 1999, and the related consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended June 30, 2000, which are included in the Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the Form 20-F. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


(Signed) KPMG LLP


Chartered Accountants


Hamilton, Canada

August 18, 2000

                                                                       Page F 42

Fantom Technologies Inc.
Schedule II
Valuation and Qualifying Accounts
(in Canadian dollars)


                                                      Balance at     Add:     Add: Recovery
                                                      beginning   Charged to   of previous      Deduct:      Balance at end
                                                       of Year     Expenses    Write-Offs      Write-Offs       of Year
                                                      ----------  ----------  -------------  --------------  --------------
Allowance for doubtful accounts:

Year ended June 30, 2000                              $660,000     166,997         60,827         492,096        $395,728

Year ended June 30, 1999                              $702,280   1,376,001         48,684       1,466,965        $660,000

Year ended June 30, 1998                              $583,773     234,724         40,010         156,227        $702,280



                                                      Balance at        Add:
                                                       beginning  Charged to      Deduct:        Balance at end
                                                         of Year    Expenses     Write-Offs         of Year
                                                        --------   ---------     ----------      --------------
Reserve for slow-moving and non-salable inventory:

Year ended June 30, 2000                                $630,548     618,000              -         $1,248,548

Year ended June 30, 1999                                $700,304     538,054        607,810         $  630,548

Year ended June 30, 1998                                $800,000      36,867        136,563         $  700,304

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           FANTOM TECHNOLOGIES INC.





 December 28, 2000                  By:    /s/ Allan D. Millman
-----------------------------              ------------------------------------
Date                                Name:  Allan D. Millman
                                    Title: President and Chief Executive Officer

                                 EXHIBIT INDEX

     (1)      Articles of incorporation and by-laws.

     (1.1)* The Company's Articles of Incorporation (Amalgamation), including all amendments thereto

     (1.2)*   The Company's By-Laws, including all amendments thereto

     (2) Instruments defining the rights of holders of registered equity securities.

     (2.1) Shareholder Protection Rights Agreement dated August 12, 1999 between the Company and CIBC Mellon Trust Company

     (2.2) Amended and Restated Outside Director Share Option and Share Appreciation Rights Plan dated July 1, 2000

     (2.3) Amended and Restated Key Employees' Share Option and Share Appreciation Rights Plan dated July 1, 2000

     (2.4)    Deferred Share Unit Plan for Outside Directors dated August 17,
              2000

     (3)      Contracts not made in the ordinary course of business.

     (3.1)*   Technology Transfer Agreement****

     (3.2)*   Technology Transfer Agreement****

     (3.3)*   U.S. Technology Transfer Agreement****

     (3.4)*   Umbrella Agreement****

     (3.5)** Agreement dated September 13, 1996 between Prototypes Limited, Notetry Limited and the Company****

     (3.6)* Agreement dated April 14, 1988 between the Company and Allan D. Millman

     (3.7)* Agreement dated September 10, 1992 between the Company and Nick E. Varanakis

     (3.8)*   Agreement dated April 14, 1988 between the Company and Norman V.
              Soler

     (3.9)** Commitment Letter from a Canadian chartered bank (the "Bank") to the Company dated May 22, 1996

     (3.10)** General Security Agreement dated September 27, 1996 made by
              Company in favour of the Bank

     (3.11)** General Assignment of Book Debts, etc., dated September 27, 1996 made by the Company in favour of the Bank




* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.
*** Incorporated by reference to File No. 0-26308, Annual Report on Form 20-F dated December 22, 1997.
**** Filed pursuant to Rule 24b-2 under which the Company has requested
     Confidential Treatment of certain portions of this exhibit.

     (3.12)** Form 2 Charge/Mortgage of Land issued by the Company to the Bank with regard to the real property municipally known as 1110 Hansler Road, Welland, Ontario

     (3.13)** Notice of Intention to give Security under Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

     (3.14)**  Agreement as to loans and advances and security therefore under
               Section 427 of the BANK ACT (Canada) dated September 27, 1996 made by the Company in favour of the Bank

     (3.14)** Agreement re: operating credit line dated September 27, 1996 between the Bank and the Company

     (3.15)** Acceptance Agreement dated September 27, 1996 made by the Company in favour of the Bank

     (3.16)** Guarantee dated September 27, 1996 made by Fantom Technologies Direct, Inc. ("Fantom Direct") in favour of the Bank

     (3.17)** General Security Agreement dated September 27, 1996 made by Fantom Direct in favour of the Bank

     (3.18)** General Assignment of Book Debts, etc. dated September 27, 1996 made by Fantom Direct in favour of the Bank

     (3.19)** Agreement dated September 8, 1995 between the Company and Alan C. Hussey

     (3.20)**  Agreement dated September 8, 1995 between the Company and Linda
               L. Watson

     (3.21)*** Agreement dated May 8, 1997 between the Company and Joseph A.
               Shillington

     (3.22)*** Agreement dated May 20, 1997 between the Company and Paul Smith

     (3.23)*** Agreement dated July 14, 1997 between the Company and Stephen
               Doorey

     (3.24) Commitment Letter from a Canadian chartered bank (the "Bank") to the Company dated January 20, 1999.



* Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F/A dated November 11, 1995.
** Incorporated by reference to File No. 0-26308, Registration Statement on Form 20-F dated November 14, 1996.
*** Incorporated by reference to File No. 0-26308, Annual Report on Form 20-F dated December 22, 1997.
**** Filed pursuant to Rule 24b-2 under which the Company has requested
     Confidential Treatment of certain portions of this exhibit.